Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SAPIENS INTERNATIONAL CORPORATION N.V.,

SI SWAN UK BIDCO LIMITED,

SI SWAN GUERNSEY HOLDCO LIMITED, and

SI Swan Cayman Merger Sub Ltd.

Dated as of August 12, 2025

i

ii

EXHIBITS

Exhibit A     Form of Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 12, 2025 (the “Agreement Date”), by and among Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Company”), SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”), SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”). The Parent Parties and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined in Section 9.3.

RECITALS

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands (the “CICA”), Parent, Merger Sub and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company (as defined in the CICA) (the “Surviving Company”);

WHEREAS, the Company Board has established the Special Committee and delegated to the Special Committee authority to, among other things, develop, assess and negotiate the terms of a potential transaction with the Parent Parties and to make a recommendation to the full Company Board as to whether the Company should enter into such potential transaction;

WHEREAS, the Special Committee has unanimously (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Common Share (other than the Excluded Shares), (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company and, (iii) resolved to recommend that the Company Board (a) declare advisable and in the best interests of the Company the execution, delivery and performance of this Agreement, the Plan of Merger, the Merger and the other Transactions, (b) authorize and enter into (as applicable) this Agreement, the Plan of Merger and approve the Merger and the other Transactions and (c) subject to Section 5.5(d), recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement, the Plan of Merger, the Merger and the other Transactions, at the Company Shareholders Meeting (this clause (iii), the “Special Committee Recommendation”);

WHEREAS, the Company Board, acting upon the Special Committee Recommendation, has unanimously (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) the fair value for each Common Share (other than the Excluded Shares), (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (iii) approved and declared advisable the execution, delivery and performance of this Agreement, the Plan of Merger, the Merger and the other Transactions, and (iv) subject to Section 5.5(d), determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement and the Plan of Merger, the Merger, the other Transactions, at the Company Shareholders Meeting;

WHEREAS, the Bidco Board has approved this Agreement and declared it advisable for Bidco to enter into this Agreement and to consummate the Transactions;

WHEREAS, the Parent Board and the Merger Sub Board have each approved this Agreement and the Plan of Merger and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and to consummate the Transactions;

WHEREAS, the Merger Sub Board has recommended the authorization and approval (as applicable) of this Agreement and the Plan of Merger by Parent, as its sole shareholder;

WHEREAS, concurrently with the execution of this Agreement and as an inducement to the Parent Parties’ willingness to enter into this Agreement, Formula Systems (1985) Ltd., a corporation incorporated under the laws of Israel (the “Rollover Shareholder”) has entered into a rollover agreement (the “Rollover Agreement”) with SI Swan UK Topco Limited, a private limited company incorporated under the laws of Guernsey (“Topco”) and the Parent Parties, pursuant to which, among other things, (i) the Rollover Shareholder has agreed, upon the terms and subject to the conditions in the Rollover Agreement, to receive shares in Topco as consideration for the transfer of the Rollover Shares to Topco and (ii) Topco will issue to the Rollover Shareholder shares of Topco in exchange for the Rollover Shares, as further specified in, and delivered in accordance with, the Rollover Agreement (the transactions contemplated by the Rollover Agreement, collectively, the “Rollover”);

WHEREAS, concurrently with the execution of this Agreement and as an inducement to the Parent Parties’ willingness to enter into this Agreement, the Rollover Shareholder has also entered into a support agreement (the “Support Agreement”) with Parent pursuant to which, among other things, the Rollover Shareholder has agreed upon the terms and subject to the conditions in the Support Agreement, to vote all its Common Shares beneficially owned by it in favor of the authorization and approval of this Agreement, the Plan of Merger, the Merger and the other Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement and as an inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company equity commitment letter (the “Equity Commitment Letter”), pursuant to which the Sponsors have agreed, subject to the terms and conditions set forth therein, to provide to Parent at or prior to the Closing the financing in the respective amounts and on the respective terms set forth therein and a debt commitment letter (including all annexures thereto, and together with the accompanying conditions precedent status letter, the interim facilities agreement and the term sheet described therein, the “Debt Commitment Letter”), dated on or prior to the Agreement Date, duly executed by each party thereto (including each Financing Source and Bidco), pursuant to which the Financing Sources thereto have irrevocably committed, subject to the terms and conditions therein, to lend the amounts set forth therein for the purpose of funding a portion of the Transactions contemplated hereby and thereby;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company a limited guarantee (the “Limited Guarantee”) from the Sponsors, in favor of the Company, pursuant to which, subject to the respective terms and conditions contained therein, the Sponsors are guaranteeing certain obligations of the Parent Parties contained in this Agreement; and

WHEREAS, the Company and the Parent Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to proscribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the Parties agree as follows:

Article I
THE MERGER

Section 1.1 Transactions.

(a) In connection with the Merger and immediately prior to the Effective Time, (i) the Rollover Shareholder shall sell, assign, transfer and convey to Merger Sub, free and clear of all Liens (other than Liens imposed by applicable securities Laws), and Merger Sub shall accept and receive, the Non-Rollover Shares, (ii) in exchange therefor, Parent (on behalf of Merger Sub) shall issue to the Rollover Shareholder the Loan Note (as defined in the Rollover Agreement), and (iii) in exchange therefor, Merger Sub shall issue to Parent a number of shares of Merger Sub with an aggregate value equal to the Loan Note (the “Exchanged Merger Sub Shares”).

(b) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company.

Section 1.2 Closing.

The closing (the “Closing”) of the Merger shall take place by electronic exchange of documents and signatures at 10:00 a.m., Eastern Time, on a date to be agreed by the Parties, that is no later than the fifth (5th) Business Day following the satisfaction or, to the extent permitted hereunder and by applicable Law (as applicable), waiver of the conditions set forth in Article  VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of those conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time.

Upon the terms and subject to the conditions set forth herein, on the Closing Date, the Company and the Parent Parties shall (a) cause the Plan of Merger to be duly executed (if not already executed in connection with any pre-clearance of the Merger with the Registrar of Companies of the Cayman Islands) and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICA in connection with the Merger. The Merger shall become effective on the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands or at such other date as may be agreed in writing by the Parent Parties and the Company, and specified in the Plan of Merger (such date and time, the “Effective Time”).

Section 1.4 Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the CICA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICA.

Section 1.5 Memorandum and Articles of Association.

At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of the Surviving Company shall be amended and restated to the form annexed to the Plan of Merger.

Section 1.6 Directors and Officers of Surviving Company.

At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time, together with any directors of the Company that Parent nominates to be appointed with effect from the Effective Time (subject to the agreement of such Persons to serve as directors of the Surviving Company), will be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. At the Effective Time, the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. If at any time after the Effective Time, the Surviving Company determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Article II
EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES

Section 2.1 Effect on Share Capital.

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and the other Transactions, and without any action on the part of the Company, the Parent Parties or the holders of any securities of the Company:

(a) each Common Share owned by the Company as a treasury share as of immediately prior to the Effective Time, will be cancelled, no longer be outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor;

(b) each Common Share that is owned by Bidco, Parent or any of its Subsidiaries (including Merger Sub), each Non-Rollover Share, and each Common Share owned by any direct or indirect wholly owned Subsidiary of the Company, in each case, as of immediately prior to the Effective Time, will be cancelled, no longer be outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor;

(c) each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Excluded Shares, including any Non-Rollover Shares, which will be treated in accordance with Section 2.1(a) and Section 2.1(b), as applicable, (ii) Dissenting Shares (as defined below), which will be treated in accordance with Section 2.3 and (iii) the Rollover Shares), will be cancelled, no longer be outstanding, and will automatically cease to exist, and each holder of evidence in book-entry form that immediately prior to the Effective Time represented any such Common Shares (“Book-Entry Shares”), will cease to have any rights with respect thereto, except the right to receive $43.50 in cash per Common Share without interest thereon (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.2. For the avoidance of doubt, the Rollover Shares shall not be entitled to receive the Per Share Merger Consideration; and

(d) (i) each Rollover Share held by the Rollover Shareholder shall continue to be one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company, and (ii) each share of par value US$0.0001 per share of Merger Sub issued and outstanding immediately prior to the Effective Time (including each Exchanged Merger Sub Share) shall be converted into and become one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company. Immediately following the Effective Time, such common shares in the Surviving Company shall constitute the only issued and outstanding shares of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.2 Payment Fund.

(a) Paying Agent; Israeli Withholding Agent. Prior to Closing, Parent will, at its sole cost and expense, appoint a financial institution or trust company nationally recognized in the U.S. and reasonably acceptable to the Company, to act as paying agent (the “Paying Agent”) for the payment and delivery of the aggregate amount of the Per Share Merger Consideration payable at the Effective Time pursuant to Section 2.1 and, solely with respect to 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs, Section 2.4 (collectively, the “Aggregate Merger Consideration”) and enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent. At or prior to the Closing, Parent shall deposit or shall cause to be deposited with the Paying Agent, by wire transfer of immediately available funds, for payment in accordance with this Article II through the Paying Agent, cash in an amount sufficient to pay the Aggregate Merger Consideration (such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund”). In the event the Payment Fund shall be insufficient to make the payments in connection with the Merger contemplated by Section 2.1 and, solely with respect to 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs, Section 2.4, respectively, Parent shall promptly deposit or cause to be deposited additional funds with the Paying Agent or the Company, as applicable, in an amount that is equal to the deficiency in the amount required to make the applicable payment. Parent shall cause the Paying Agent, pursuant to irrevocable instructions, to deliver the Aggregate Merger Consideration contemplated to be issued pursuant to Section 2.1 and, solely with respect to 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs, Section 2.4 out of the Payment Fund. At or prior to the Closing, to the extent necessary in light of the provisions of the Withholding Tax Ruling, Parent will, at its sole cost and expense, appoint an Israeli withholding agent reasonably acceptable to the Company (the “Israeli Withholding Agent”) to assist in obtaining and approving any requisite residency certificate and/or other declaration and approving any Valid Tax Certificate for Israeli Tax withholding purposes as well as transferring any withheld amount to the ITA, and, in connection therewith, shall enter into an agreement with the Israeli Withholding Agent in a form reasonably satisfactory to the Company.

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (but in any event within three (3) Business Days thereafter), Parent, Bidco and the Surviving Company will cause the Paying Agent to provide to each holder of record of Common Shares in respect of which the Per Share Merger Consideration is payable pursuant to Section 2.1(c): (i) a form of letter of transmittal in such form and containing such other provisions as Parent and Bidco may reasonably designate and as are reasonably acceptable to the Company prior to the Effective Time (the “Letter of Transmittal”) and which specifies that delivery and cancellation of such Common Shares will be effected and risk of loss and title will pass only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request); and (ii) instructions for effecting the cancellation of Book-Entry Shares in exchange for the applicable Per Share Merger Consideration payable in respect of the Common Shares represented thereby.

(c) Merger Consideration Received in Connection with Exchange. Upon the receipt of an “agent’s message” by the Paying Agent, in each case, together with such other documents as reasonably may be required by the Paying Agent, the holder of such Book-Entry Shares will be entitled to receive in exchange therefor and Parent and Bidco shall cause the Paying Agent to pay the consideration payable in respect of the Common Shares previously represented thereby pursuant to Section 2.1. In the event of a transfer of ownership of Book-Entry Shares that has not been registered in the transfer records of the Company, any Per Share Merger Consideration payable in respect of the Common Shares previously represented thereby may be paid to the transferee or transferees if Book-Entry Share representing such prior Common Shares is presented to the Paying Agent (or, in the case of Book-Entry Shares, proper evidence of such transfer) accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable share transfer Taxes have been paid. Until cancelled as contemplated by this Section 2.2(c), each Book-Entry Share, including any prior Common Shares represented thereby, will, at any time from and after the Effective Time, represent only the right to receive upon such cancellation the consideration that the holder of such Book-Entry Share is entitled to receive in respect of the prior Common Shares represented thereby pursuant to this Section 2.2(c). No interest will be paid or accrued on the cash payable upon cancellation of the Book-Entry Shares.

(d) Company Equity Awards Consideration. Notwithstanding anything to the contrary in this Agreement, any payment made under this Agreement (i) with respect to 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs shall be deposited with the 102 Trustee through the Paying Agent, and released by the 102 Trustee to the holders of such 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs (as applicable) in accordance with the provisions of the Options Tax Ruling (or the Interim Options Tax Ruling) and Section 102 of the Ordinance, and (ii) with respect to Non-Israeli Awards, shall be made by the Company Subsidiary with whom the holder of such Non-Israeli Award is or was employed or engaged for payment to such holder (and Parent and Bidco shall cause such Company Subsidiary to make such payment to such holder) through such Company Subsidiary’s payroll or accounts payable system, as applicable, no later than the first (1st) regularly scheduled payroll date that is not less than ten (10) days following the Closing Date.

(e) No Further Ownership Rights in Common Shares. The Per Share Merger Consideration, when actually paid in accordance with the terms of this Article II in respect of each cancelled Common Share, will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Common Share. From and after the Effective Time, there will be no further registration of transfers in the register of members of the Surviving Company of Common Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares representing Common Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Common Shares, except as otherwise provided for in this Agreement (including Section 2.1(c)) or by applicable Law. If, after the Effective Time, any Book-Entry Shares are presented to Parent, Bidco, the Surviving Company, or the Paying Agent for any reason, they will be cancelled as provided in this Article II, with the holder thereof entitled to receive the Per Share Merger Consideration payable in respect of the Common Shares represented thereby pursuant to Section 2.1 and, in the case of Dissenting Shares, subject to applicable Law and Section 2.3.

(f) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or any other amounts received with respect thereto) that remains undistributed to the holders of Common Shares on the date that is twelve (12) months after the Effective Time may, upon the Surviving Company’s request, subject to applicable withholding, including pursuant to the Withholding Tax Ruling, be delivered to the Surviving Company, and after any such delivery, any Person who was, at the Closing, a holder of a Common Share (other than the Excluded Shares) who has not theretofore complied with this Article II will thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) for payment of its claim for the Per Share Merger Consideration payable with respect thereto, without any interest thereon.

(g) No Liability. None of the Surviving Company, the Parent Parties or the Paying Agent will be liable to any Person in respect of any portion of the Payment Fund delivered to a public official in accordance with the requirements of any applicable abandoned property, escheat, or similar Law. Notwithstanding anything to the contrary in this Agreement, any portion of the Aggregate Merger Consideration to be paid in accordance with this Article II that remains undistributed to the holders of Book-Entry Shares immediately prior to the date on which such portion of the Aggregate Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, will, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interests of any person previously entitled thereto.

(h) Investment of Payment Fund. The Paying Agent will invest any cash in the Payment Fund if and as directed by Parent or Bidco or, after the Effective Time, the Surviving Company. Any interest and other income resulting from such investments will be paid to, and be the property of, Parent or, after the Effective Time, the Surviving Company. No investment losses resulting from any investment of the Payment Fund will diminish the rights of any of the holders of Common Shares, 102 Shares, 102 Options, 102 RSUs, 3(i) Options or 3(i) RSUs to receive the portion of the Aggregate Merger Consideration payable to them. To the extent there are losses with respect to such investments or (subject to Section 2.2(f)) the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms of this Agreement, Parent or Bidco or, after the Effective Time, the Surviving Company will promptly replace or restore, or cause to be replaced or restored, the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(i) Withholding Rights.

(i) Each of Parent, Bidco, the Company, Merger Sub, the Surviving Company, the 102 Trustee, the Paying Agent, the Israeli Withholding Agent, any TASE member, any of their respective Affiliates and any other applicable paying or withholding agent (each, a “Payor”) (without duplication) will be entitled to deduct and withhold from any consideration payable or transferable to any Person pursuant to the Transactions or this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment or transfer under applicable Law (including the Code, the Ordinance and any applicable provisions of Israeli or non-Israeli Tax Law) and in accordance with the Withholding Tax Ruling and, if obtained, the Interim Options Tax Ruling, and the Options Tax Ruling. Amounts so withheld and paid over to the appropriate Governmental Entity (including the ITA) will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary in this Agreement, all compensatory amounts subject to payroll reporting and withholding (excluding, for the avoidance of doubt, amounts payable with respect to 102 Options, 102 RSUs, and 102 Shares, which shall be paid through the 102 Trustee) shall be paid by the Company or the Applicable Subsidiary through the applicable payroll system in accordance with applicable payroll procedures.

(ii) Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, with respect to Israeli Taxes, the consideration payable to each holder of Common Shares (other than the holders of 102 Shares) and, in the case of the Rollover Shareholder, any amount payable to such Rollover Shareholder under the Loan Note will be paid to and retained by the Paying Agent for the benefit of each such holder of Common Shares for a period of up to 365 days from the Closing Date (the “Withholding Drop Date”), unless Parent or the Paying Agent is otherwise explicitly instructed in writing by the ITA, during which time the Paying Agent will not make any payments to any holder of Common Shares and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each holder of Common Shares may obtain (or, if one already exists, present to the Paying Agent) a Valid Tax Certificate or any other document required in the Withholding Tax Ruling. If a holder of Common Shares delivers, no later than three (3) Business Days prior to the Withholding Drop Date a Valid Tax Certificate or any other document required in the Withholding Tax Ruling to the Paying Agent, then the Per Share Merger Consideration due to such holder of Common Shares will be paid to such holder of Common Shares and the deduction and withholding of any Israeli Taxes will be made only in accordance with such Valid Tax Certificate and the Withholding Tax Ruling, subject to any non-Israeli withholding which is applicable to the payment under applicable Law (if any). If a holder of Common Shares (A) does not provide the Paying Agent with a Valid Tax Certificate or any other document required in the Withholding Tax Ruling, by no later than three (3) Business Days before the Withholding Drop Date, or (B) submits a written request with the Paying Agent to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate or any other document required in the Withholding Tax Ruling at or before such time, then the amount to be withheld from such holder’s portion of the consideration payable pursuant to Section 2.1 will be calculated according to the applicable withholding rate on the date of payment under applicable Law and the provisions of the Withholding Tax Ruling, as reasonably determined by the Israeli Withholding Agent, subject to any non-Israeli withholding which is applicable to the payment under applicable Law (if any). Unless otherwise determined in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars will be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

(iii) Notwithstanding anything to the contrary in this Agreement, with respect to the Rollover Shareholder, until such recipient, or anyone on its behalf, presents to the Israeli Withholding Agent, a Valid Tax Certificate, or evidence satisfactory to the Israeli Withholding Agent that the full applicable Tax amount with respect to such recipient, as determined by the Israeli Withholding Agent, is/has been withheld, (A) shares of Topco shall be issued in the name of the Paying Agent, to be held in trust for such Rollover Shareholder and delivered to such Rollover Shareholder in compliance with the withholding requirements under this Section 2.2(i)(iii), and (B) no portion of the Per Share Merger Consideration payable in cash to such Rollover Shareholder, and no portion of the repayment amount payable to such Rollover Shareholder under the Loan Note, shall be released to such Rollover Shareholder. Any amount required to be withheld with respect to the Rollover Shareholder shall be funded (I) through a reduction from any portion of the Per Share Merger Consideration then payable in cash to such Rollover Shareholder, (II) by such Rollover Shareholder directly in immediately available cash, to the Israeli Withholding Agent, or (III) to the extent the foregoing clauses (I) or (II) are not implemented, through the forfeiture or sale of the portion of the shares of Topco otherwise deliverable to such Rollover Shareholder by the Paying Agent, that is required to enable the Israeli Withholding Agent to comply with applicable deduction or withholding requirements.

(iv) Notwithstanding the provisions of Section 2.2(i)(i), any payments made to holders of Company Options, holders of Company RSU and holders of 102 Shares will be subject to deduction or withholding of Israeli Tax pursuant to the Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless (A) with respect to holders of 102 Shares, 102 Options, 102 RSUs, 3(i) Options and 3(i) RSUs, the Options Tax Ruling (or the Interim Options Tax Ruling) shall have been obtained before the 16th day of the calendar month following the month during which the Closing occurs, and in such case, withholding shall be as determined in the Options Tax Ruling (or the Interim Options Tax Ruling), (B) subject to provisions of the Withholding Tax Ruling with respect to any non-Israeli resident holders of Company Options or Company RSUs (other than the Company Options and Company RSUs that fall under clause (A) above) who were engaged by a non-Israeli Company Subsidiary, and who were granted such awards in consideration for work or services performed entirely outside of Israel and that provide to Parent, with a validly executed declaration in a customary form that is reasonably acceptable to Parent, then such payments will not be subject to any withholding or deduction of Israeli Tax, and will be made through the applicable Company Subsidiary’s payroll or accounts payable system, as applicable, subject to any non-Israeli withholding required under applicable Law, and (C) with respect to holders of Company Options and Company RSUs that do not fall under clauses (A) and (B) above, a Valid Tax Certificate was provided.

Section 2.3 Dissenter’s Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, Common Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and perfected and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to exercise the rights conferred by Section 238 of the CICA, reduced by all applicable withholding Taxes, if any, withheld in accordance with Section 2.2(i).

(b) For the avoidance of doubt, all Common Shares held by Dissenting Shareholders who shall have not exercised or perfected or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICA shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.2, subject to all applicable Tax withholding in accordance with Section 2.2(i). Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have not exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICA.

(c) The Company shall give Parent (i) prompt notice (and in any event within 48 hours of receipt) of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) to the extent permitted by applicable Law, the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICA. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICA, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICA within 20 days of obtaining the Company Shareholder Approval.

Section 2.4 Treatment of Company Equity Awards.

Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any Parent Party, the Company, any holder of Company Options or Company RSUs, or any other Person, the Company Options and Company RSUs then outstanding will be treated as provided in this Section 2.4.

(a) Vested Company RSUs. Each Vested Company RSU shall be cancelled, with the holder of any such Vested Company RSU becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, the Per Share Merger Consideration in respect of each Common Share covered by such Company RSU, without interest and subject to applicable withholding Taxes.

(b) Unvested Company RSU. Each Unvested Company RSU shall be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the Per Share Merger Consideration and (ii) the total number of Common Shares subject to such Unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount shall, subject to the holder’s continued service with Parent, Bidco or their respective Affiliates (including the Company or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSU for which such Cash Replacement Company RSU Amount was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company RSU Amount shall otherwise have the same terms and conditions (including with respect to service-based vesting conditions and terms of acceleration pursuant to the applicable termination of employment) as applied to the Unvested Company RSU for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent or Bidco. The Company shall pay any portion of the Cash Replacement Company RSU Amount that vests to the applicable holder thereof, without interest, no later than the second (2nd) regularly scheduled payroll date following the date on which such portion vests. Bidco shall cause: (A) the transfer of the aggregate Cash Replacement Company RSU Amount that is payable with respect to such Unvested Company RSUs that are 102 RSUs or 3(i) RSUs to the 102 Trustee, on behalf of holders of 102 RSUs or 3(i) RSUs, as applicable, in accordance with Section 102 (if applicable), the Interim Options Tax Ruling and the Options Tax Ruling, which shall be released by the 102 Trustee, subject to appropriate Tax withholdings, in accordance with the terms and conditions of Section 102 (if applicable), the Interim Options Tax Ruling and the Options Tax Ruling; and (B) payment of the aggregate Cash Replacement Company RSU Amount that becomes payable with respect to such Unvested Company RSUs (other than 102 RSUs and 3(i) RSUs) by the Surviving Company or the Applicable Subsidiary through the applicable payroll system in accordance with applicable payroll procedures. Bidco shall use commercially reasonable efforts to obtain the required valuations, if and to the extent required, to comply with the provisions of the Options Tax Ruling.

(c) Vested Company Options. Each Vested Company Option shall be cancelled, with the holder of any such Company Option becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash (without interest) equal to the product of (i) the number of Common Shares subject to such Vested Company Option and (ii) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Vested Company Option, without interest and subject to applicable withholding Taxes.

(d) Unvested Company Options. Each Unvested Company Option shall be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the number of Common Shares subject to such Unvested Company Option and (ii) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Unvested Company Option (the “Cash Replacement Company Option Amount”), which Cash Replacement Company Option Amount shall, subject to the holder’s continued service with Parent, Bidco or their respective Affiliates (including the Company or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Option for which such Cash Replacement Company Option Amount was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company Option Amount shall otherwise have the same terms and conditions (including with respect to service-based and performance-based vesting conditions and terms of acceleration pursuant to the applicable termination of employment) as applied to the Unvested Company Option for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent or Bidco. The Company shall pay any portion of the Cash Replacement Company Option Amount that vests to the applicable holder thereof, without interest, no later than the second (2nd) regularly scheduled payroll date following the date on which such portion vests. Bidco shall cause: (A) the transfer of the aggregate Cash Replacement Company Option Amount that is payable with respect to such Unvested Company Options that are 102 Options or 3(i) Options to the 102 Trustee, on behalf of the holders of 102 Options or 3(i) Options, as applicable, in accordance with Section 102 (if applicable), the Interim Options Tax Ruling and the Options Tax Ruling, which shall be released by the 102 Trustee, subject to appropriate Tax withholdings, in accordance with the terms and conditions of Section 102 (if applicable), the Interim Options Tax Ruling and the Options Tax Ruling; and (B) payment of the aggregate Cash Replacement Company Option Amount that becomes payable with respect to such Unvested Company Options (other than 102 Options and 3(i) Options) to be paid by the Surviving Company or the Applicable Subsidiary through the applicable payroll system in accordance with applicable payroll procedures. Bidco shall use commercially reasonable efforts to obtain the required valuations, if and to the extent required, to comply with the provisions of the Options Tax Ruling.

(e) Out-of-the-Money Options. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

(f) No Further Rights in Company Equity Awards. Each holder of a Company RSU, Company Option, or other equity award will cease to have any rights with respect thereto, except the right to receive the applicable consideration in respect thereof pursuant to this Section 2.4.

(g) Company Actions. Promptly after the Agreement Date, the Company and the Company Board will take all actions necessary or appropriate under the Company Share Plans and the Law or as reasonably may be requested by Parent (including to amend the Company Share Plans, obtain any consents (other than consents from individual holders of Company RSUs or Company Options, as necessary) and pass any resolutions as and when necessary), in order to effectuate the treatment of the Company RSUs or Company Options as contemplated by this Section 2.4.

Section 2.5 Treatment of Company Series B Debentures.

Prior to the consummation of the transactions set forth in Section 1.1(a), the Company shall fully redeem the Company Series B Debentures in accordance with and subject to the terms of the Deed of Trust.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the reports, schedules, forms statements, registration statements, prospectuses and other documents filed or furnished by the Company with the SEC publicly available after January 1, 2024 and prior to the Agreement Date so long as such documents are publicly available via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system or have been provided to Parent at least one (1) day prior to the Agreement Date and excluding any statements in any “Forward-Looking Statements” or “Risk Factors” sections or any other disclosures contained therein to the extent that such statements are cautionary, predictive or forward-looking in nature, but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statement (the “Company SEC Documents”), it being understood that any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 3.1, Section 3.2(a), Section 3.3, Section 3.4, Section 3.5, Section 3.20, Section 3.21, or Section 3.22 or (ii) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to the Parent Parties as follows.

Section 3.1 Organization, Standing and Power.

The Company is a Cayman Islands exempted company duly incorporated or registered, validly existing and in good standing under the Laws of the Cayman Islands. The Company has all requisite corporate or similar power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available accurate and complete copies of the memorandum and articles of association of the Company in effect as of the Agreement Date (the “Company Articles of Association”), and the Company Articles of Association as so Made Available have not been further amended or otherwise modified and are in full force and effect.

Section 3.2 Company Subsidiaries.

(a) Except as set forth in Section 3.2(a) of the Company Disclosure Letter, all of the outstanding share capital or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are legally and beneficially owned by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens.

(b) Except for the share capital and voting securities of, and other equity interests in, the Company Subsidiaries and the Minority Investments, neither the Company nor any Company Subsidiary owns, directly or indirectly, any share capital or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any share capital or voting securities of, or other equity interests in, any Person.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary and each Minority Investment of the Company as of the Agreement Date, together with (i) the jurisdiction of organization, incorporation, registration or formation of each such Company Subsidiary or Minority Investment, and (ii) the percentage of the outstanding issued shares, issued share capital or registered capital, as the case may be, of each such Company Subsidiary or Minority Investment owned or otherwise held by the Company or a Company Subsidiary.

(d) Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of such Company Subsidiary where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary has all requisite corporate or similar power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available to Parent true, complete and correct copies of the charter and organizational documents of each Company Subsidiary, and such documents as so Made Available have not been further amended or otherwise modified and are in full force and effect.

Section 3.3 Capital Structure.

(a) The authorized share capital of the Company is €700,000.00 divided into 70,000,000 common shares with a par value of one Eurocent (€ 0.01) each (the “Common Shares”). At the close of business on August 8, 2025 (the “Capitalization Time”), (i) 55,900,637 Common Shares were issued and outstanding; (ii) 2,328,296 Common Shares were held in the Company’s treasury; (iii) 1,229,686 Common Shares were reserved and available for the grant of future awards pursuant to the Company Share Plans; (iv) Company Options to acquire 1,805,000 Common Shares having a weighted average exercise price of $24.69 per Common Share were outstanding; and (v) Company RSUs in respect of 39,143 Common Shares were outstanding. From the Capitalization Time to the Agreement Date, the Company has not issued or granted any Common Shares, other than pursuant to the vesting, settlement, or exercise of Company Options or Company RSUs. Section 3.3(a) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Time, each outstanding Company Options and Company RSUs, and (A) the name and country of residence of the holder thereof, (B) the date of grant and, in the case of Company Options, the expiration date, (C) the type of award and the number of Common Shares issuable thereunder or subject thereto, (D) the Company Share Plan pursuant to which such Company Option or Company RSU was granted, and (E) the vesting schedule (including single- or double-trigger vesting provisions).

(b) Except as set forth in Section 3.2(a), Section 3.2(c) and Section 3.3(a) of the Company Disclosure Letter, as of the Capitalization Time there were no issued, reserved for issuance or outstanding: (i) shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (ii) securities or Indebtedness issued by the Company or a Company Subsidiary that are convertible into or exchangeable for shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (iii) warrants, calls, subscriptions, conversion rights, calls, preemptive rights, commitments, options or other rights to acquire from the Company or a Company Subsidiary, or other obligation of the Company or a Company Subsidiary to issue, any shares, voting securities, voting Indebtedness, or securities convertible into or exchangeable for shares, pre-emption rights, rights of first refusal, voting securities or voting Indebtedness of the Company or a Company Subsidiary, or (iv) restricted share units, restricted shares, profits interests, equity appreciation rights, stock options, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of the Company or any Company Subsidiary. The Company has not issued and will not issue any of the securities described in clauses (i) through (iv) above in violation of any purchase option, call option, right of first refusal, pre-emptive right or similar rights of any shareholder of the Company or any other Person.

(c) All outstanding Common Shares are, and, at the time of issuance, all Common Shares that may be issued upon the vesting or settlement of Company Options and Company RSUs will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, Law or any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the CICA, the Company Articles of Association or any Contract to which the Company is a party or otherwise bound.

(d) Section 3.3(d) of the Company Disclosure Letter lists each (i) Company Option, Company RSU and 102 Share, (ii) the Company Share Plan under which such Company Option or Company RSU was issued, or the Prior Company Share Plan under which such 102 Shares were issued, (iii) the name of the holder of such Company Option, Company RSU or 102 Share, (iv) the number of Common Shares issuable thereunder, (v) the grant date of such Company Option or Company RSU or 102 Share, (vi) the expiration date of such Company Option or Company RSU, (vii) the exercise or similar purchase price of such Company Option, (viii) the vesting schedule (including any right to accelerated vesting in connection with the Transaction) and the number of Common Shares as to which such Company Option or Company RSU is vested and unvested, (ix) the country in which the holder thereof provides or provided services to the Company or any Company Subsidiary, (x) the employing or engaging entity of such holder, (xi) whether such Company Option, Company RSU or 102 Share was granted pursuant to Section 3(i) or Section 102 (and the applicable sub-section of Section 102) or subject to any tax arrangement received from the ITA, and (xii) for 102 Options, 102 RSUs and 102 Shares, the date of deposit of such 102 Options, 102 RSUs or 102 Shares with the 102 Trustee. With respect to each (x) Company Option, (y) Company RSU and (z) award pursuant to which a 102 Share was issued: each was granted under, and in compliance with the terms of, the applicable Company Share Plan or Prior Company Share Plan and in compliance with applicable Law. The treatment of the Company Options and Company RSUs described in Section 2.4 is permitted by the terms of the Company Share Plans, the applicable award agreements and all other agreements, if any, related to such Company Options and Company RSUs.

(e) All dividends on Common Shares or other securities of the Company that have been declared or authorized have been paid in full.

Section 3.4 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions, subject to the receipt of the Company Shareholder Approval.

(b) As of the Agreement Date, the Special Committee comprises three (3) members of the Company Board, each of whom the Company Board determined is disinterested in the Transactions and qualifies as an “independent director” (as such term is defined in Section 5605(a)(2) of the Nasdaq Rules). The Special Committee has been duly authorized and constituted and at a meeting duly called and held has (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) fair value for each Common Share (other than the Excluded Shares) under Cayman Islands laws, (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (iii) resolved to submit the Special Committee Recommendation to the Company Board and (iv) subject to Section 5.5(d), determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement, the Plan of Merger, the Merger and the other Transactions, at a duly held meeting of such holders for such purpose (the “Company Shareholders Meeting”).

(c) The Company Board, acting upon the Special Committee Recommendation, at a meeting duly called and held, has (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) fair value for each Common Share (other than the Excluded Shares) under Cayman Islands laws, (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (iii) approved and declared advisable the execution, delivery and performance of this Agreement, the Plan of Merger, the Merger and the other Transactions, and (iv) subject to Section 5.5(d), determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement, the Plan of Merger, the Merger and the other Transactions, at the Company Shareholders Meeting.

(d) Except for any Adverse Recommendation Change made after the Agreement Date and in accordance with Section 5.5(d), the resolutions and determinations of the Special Committee and the Company Board referenced in Section 3.4(a), Section 3.4(b) and Section 3.4(c) have not been amended or withdrawn.

(e) Except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company, the Company Subsidiaries or any of their respective shareholders are necessary to authorize and approve (as applicable) this Agreement and the Plan of Merger or to consummate the Transactions (except for executing and delivering the Plan of Merger and other documents as may be required to be filed pursuant to section 233 of the CICA and filing the same with the Registrar of Companies of the Cayman Islands and the filing of the Schedule 13E-3 with the SEC).

(f) The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Parent Parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.5 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement and the Plan of Merger does not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Articles of Association, assuming that the Company Shareholder Approval is obtained, or the charter or organizational documents of any Company Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.5(b), contravene, conflict with or result in a violation or breach of any Law (including any rule of Nasdaq) or Judgment, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), (iii) assuming compliance with the matters referred to in Section 3.5(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of the Company Subsidiaries is entitled under any provision of any Material Contract or any material Permit of the Company or any of the Company Subsidiaries (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation set forth in such Material Contract or material Permit), (iv) result in the creation or imposition of any Lien on any asset of the Company or any of the Company Subsidiaries, or (v) conflict with or violate any of the requirements of, or give a Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Material Grant or Permit, or any benefit provided or available under any Material Grant or Permit that is held by the Company or any Company Subsidiary, with only such exceptions, in the case of each of clauses (ii) through (v), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No Permit of or from any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the Plan of Merger, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by the Company with the SEC of the Schedule 13E-3, which will include the Proxy Statement (as defined below) as an exhibit, and (B) such other compliance by the Company with the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Plan of Merger, the Merger and the other Transactions; (ii) filing with the Registrar of Companies of the Cayman Islands the Plan of Merger and any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to section 233 of the CICA to effect the Merger; (iii) compliance with the Nasdaq rules and regulations, (iv) the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Entities and other third parties set forth in Section 3.5(b) of the Company Disclosure Letter (collectively, the “Requisite Regulatory Approvals”); and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Company SEC Documents; Controls.

(a) Since January 1, 2023, the Company has filed with or furnished to the SEC on a timely basis all Company SEC Documents. The Company has Made Available to Parent true and complete copies of all comment letters from the staff of the SEC relating to the Company SEC Documents containing unresolved comments and all written responses of the Company thereto and, except as set forth therein, to the Company’s Knowledge, no Company SEC Document is the subject of ongoing SEC review, comment or investigation and there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Document.

(b) Each Company SEC Document (i) at the time filed with or furnished to the SEC or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of Nasdaq, the Sarbanes-Oxley Act of 2002, the Exchange Act, and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed with or furnished to the SEC (or became effective in the case of registration statements or if amended or superseded by a filing or amendment prior to the Agreement Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the generally accepted accounting principles and practices in effect from time to time within the United States (“GAAP”) consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and/or the Company Board, as applicable, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ properties or assets that would or would be reasonably expected to have a material effect on the Company’s financial statements. The Company’s management has not identified or disclosed to the Company’s auditors or audit committee, and to the Company’s Knowledge the Company’s independent financial auditor has not identified (i) any significant deficiencies or material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information or (ii) any fraud, whether or not material, that involves management who has a significant role in internal controls.

(d) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are designed to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended.

(e) The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f) None of the Company Subsidiaries is, or has ever been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.7 Financial Statements; No Undisclosed Liabilities.

(a) Each of the consolidated financial statements (in each case, including the related notes) of the Company included in the Company SEC Documents complied, at the time it was filed, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in all material respects, the consolidated financial position of the Company and consolidated Company Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments, none of which would be material to the Company and the Company Subsidiaries, taken as a whole).

(b) There are no Liabilities of the Company or any of the Company Subsidiaries of a type required by GAAP to be recorded as a liability on a consolidated balance sheet of the Company or in the notes thereto or any other financial Indebtedness of the Company or any of the Company Subsidiaries, other than: (i) Liabilities disclosed and reserved for on the Company Balance Sheet, (ii) Liabilities incurred after the Company Balance Sheet Date in the ordinary course of business (excluding Liabilities arising out of any breach of or default under a Contract or violation of Law, misappropriation, infringement or Action), (iii) obligations expressly contemplated by, and fees and expenses payable to the Company’s external Representatives for services rendered in connection with, this Agreement and the Transactions, (iv) Liabilities for performance required under Contracts of the Company or a Company Subsidiary existing as of the Agreement Date or entered into after the Agreement Date as permitted under Section 5.1 (excluding Liabilities arising out of any breach or default under such Contracts), (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (vi) in respect of other financial Indebtedness, as disclosed in the Company Disclosure Letter.

(c) Except as required by changes under GAAP or applicable Law, there have been no material changes in accounting methods, policies or practices of the Company or any of the Company Subsidiaries since January 1, 2023 (except, in each case, as described in the notes to the financial statements).

Section 3.8 Information Supplied.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Transactions, including the Schedule 13E-3, which will include the Proxy Statement as an exhibit, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto or document incorporated by reference therein (collectively, the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b) Each Company Disclosure Document, at the time of the filing of such Company Disclosure Document or at the time of the filing of any amendment or supplement thereto and the time of such distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) No representation is made by the Company or any of its Affiliates in this Section 3.8 or otherwise with respect to statements made or incorporated by reference therein based on information supplied by the Parent Parties, the Rollover Shareholder or any of their respective Affiliates specifically for inclusion or incorporation by reference therein.

Section 3.9 Absence of Certain Changes or Events.

(a) From the Company Balance Sheet Date until the Agreement Date (i) except for discussions, negotiations and activities related to this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 3.9(b) of the Company Disclosure Letter, from the Company Balance Sheet Date until the Agreement Date, except for discussions, negotiations and activities related to this Agreement, there has not been any action taken by the Company or the Company Subsidiaries that, if taken during the period from Agreement Date through the Effective Time without Parent’s consent, would constitute a breach of Section 5.1(a), Section 5.1(b), Section 5.1(c) (but only with respect to the Company), Section 5.1(e), Section 5.1(h), Section 5.1(m), Section 5.1(n), Section 5.1(p) and Section 5.1(t) (solely as it relates to the foregoing).

Section 3.10 Compliance with Laws; Permits

(a) The Company and each of its Subsidiaries are, and since January 1, 2023, have been, in compliance with all Laws applicable to the Company or any of its Subsidiaries, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Entities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, and all such Permits are in full force and effect and no suspension or cancellation of any material Permit is pending, or to the Company’s Knowledge, threatened, except where the failure to hold the same or the failure of the same to be in full force and effect, or the suspension or cancellation of any of the Permits, would not reasonably be expected to have a Company Material Adverse Effect. The Company is not an “investment company” under the Investment Company Act of 1940.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to, and no share, security or material asset of the Company or any of its Subsidiaries is subject to, any Judgment with respect to any actual or alleged violation of any applicable Law.

(c) The Company, each of its Subsidiaries, and, to the Knowledge of the Company, each of their respective directors, officers, employees and agents has, since January 1, 2023, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers, employees or agents has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, formal investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries, in any way relating to any applicable Specified Business Conduct Laws.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers, employees or agents is a Sanctioned Person.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers, employees or agents has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person.

Section 3.11 Litigation.

Except as set forth in Section 3.11 of the Company Disclosure Letter, there is, and since January 1, 2023, there has been, no Action pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties or assets or any present or former officer, director or employee of the Company or Company Subsidiary in their capacity as such that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Company Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (c) prevents, materially delays or materially impedes or, if decided adversely against such Person, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

Section 3.12 Taxes.

Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) Except as set forth in Section 3.12(a) of the Company Disclosure Letter, all Tax Returns required by Law to be filed with any Governmental Entity by the Company or any of the Company Subsidiaries have been timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all respects, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves therefor in accordance with GAAP have been provided on the applicable Financial Statements;

(b) Except as set forth in Section 3.12(b) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries has paid all amounts of Taxes due and payable by the Company and each of the Company Subsidiaries, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been provided on the applicable Financial Statements;

(c) Except as set forth in Section 3.12(c) of the Company Disclosure Letter, there is no ongoing or pending Action, or any Action threatened in writing, against the Company or the Company Subsidiaries in respect of any Taxes, and there are no Tax assessments or deficiencies with respect to the Company or any of the Company Subsidiaries that have not been paid, settled or otherwise resolved in full; no claim in writing within the five (5) years prior to the Agreement Date has been made by any Governmental Entity in a jurisdiction where the Company or a Company Subsidiary does not file a Tax Return that the Company or such Company Subsidiary is subject to Taxes in that jurisdiction that would be covered by or the subject of such Tax Return; there is no (i) extension of any statute of limitations on the assessment of any Taxes granted by the Company or the Company Subsidiaries currently in effect which will remain in effect after the Closing, or (ii) agreement with a Governmental Entity to any extension of time for filing any Tax Return of the Company or the Company Subsidiaries which has not been filed (other than automatic extensions obtained in connection with automatically granted extensions of time to file Tax Returns) which such extension would remain in effect after the Closing;

(d) neither the Company nor any of the Company Subsidiaries has been a distributing corporation or a controlled corporation within the meaning of Section 355(a)(1)(A) of the Code in a transaction intended to be governed by Section 355(a)(1) of the Code within the two (2) years prior to the Agreement Date. Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or otherwise, or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Ordinance or otherwise, and the Company and each Company Subsidiary is in compliance with the conditions, terms and requirements under any such Tax rulings obtained by the Company or any Company Subsidiary;

(e) the Company and each of the Company Subsidiaries have complied in all respects with all applicable Laws, in force at the applicable time, relating to withholding of Taxes, including filing Tax Returns with respect thereto, and has timely paid over to the appropriate Governmental Entity, all Taxes that each was required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person, including, for avoidance of doubt, dividends distributed to the 102 Trustee for further distribution to holders of 102 Options, as well as any dividend paid to (i) holders of 102 Shares and (ii) holders of Common Shares issued upon the exercise of 102 Options prior to January 1, 2025;

(f) there are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries, other than Liens described in clause (b) of the definition of Permitted Liens;

(g) Except as set forth in Section 3.12(g) of the Company Disclosure Letter, the Company and its Israeli Subsidiary are duly registered for the purposes of VAT in Israel. The Company and its Israeli Subsidiary have complied in all respects with all applicable Laws concerning VAT and with all applicable Laws concerning sales tax or indirect taxation, including with respect to the timely filing of accurate returns and payments and the maintenance of records. The Company and its Israeli Subsidiary have not made any exempt transactions and there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by it. The Company’s non-Israeli Subsidiaries are not required to effect Israeli VAT registration;

(h) within the three (3) years prior to the Agreement Date, neither the Company nor any of the Company Subsidiaries participates in, or has ever participated in, engages or has ever engaged in, any Tax Reportable Item. A “Tax Reportable Item” means any item or transaction listed in Section 131(g) of the Ordinance and the Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder (or any comparable provision of any applicable Law) or is subject to reporting obligations under Sections 131D and 131E of the Ordinance, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance [New Version] 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958 (or any comparable provision of any applicable Law);

(i) neither the Company nor any of the Company Subsidiaries is or has ever been, a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(j) each Company Share Plan that is intended to qualify as a capital gains route plan under Section 102 has received a favorable determination or approval letter from the ITA or is otherwise deemed approved by passage of time without objection by the ITA. Except as set forth in Section 3.12(j) of the Company Disclosure Letter, all 102 Options, 102 RSUs and 102 Shares were and are currently in compliance in all respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the adoption of the applicable board and shareholder resolutions, the filing of the necessary documents with the ITA, the grant of 102 Options and 102 RSUs only following the lapse of the required 30-day period from the filing of the applicable Company Share Plan (or, with respect to 102 Shares, Prior Company Share Plan) with the ITA, the receipt of the required written consents from holders of Company Options and Company RSUs, the appointment of an authorized trustee to hold the 102 Options, 102 RSUs and 102 Shares, the receipt of all required tax rulings and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102, applicable tax rulings and approvals and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012;

(k) neither the Company nor any of the Company Subsidiaries (i) is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement or (ii) has any liability or potential liability to another party under any such agreement, in each case other than (x) agreements entered into in the ordinary course of business, the primary purpose of each of which is not related to Taxes, and (y) agreements the only parties of which are the Company and/or one or more of the Company Subsidiaries;

(l) neither the Company nor any of the Company Subsidiaries has engaged in a “listed transaction” as set forth in United States Treasury Regulation Section 1.6011-4(b)(2), or under a corresponding or similar provision of state, local, or non-U.S. Law;

(m) neither the Company or any of the Company Subsidiaries (i) has been a member of a consolidated, combined, unitary or aggregate group of which the Company (or any Company Subsidiary) was not the ultimate parent or (ii) has any unpaid liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Section 1.1502-6 of the United States Treasury Regulations (or any corresponding or similar provision of state, local or non-U.S. Law) as a transferee or successor, or otherwise;

(n) neither the Company nor any of the Company Subsidiaries (i) is a party to or bound by any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) or other written agreement with a Governmental Entity regarding Taxes or Tax matters or (ii) has requested or received any Tax ruling from a Governmental Entity, in either case that would have continuing effect after the Closing Date;

(o) neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law), in each case, prior to the Closing; (ii) installment sale or open transaction disposition made prior to the Closing; (iii) prepaid or deposit amount received, or deferred revenue accrued, prior to the Closing outside the ordinary course of business; or (iv) intercompany transaction entered into prior to the Closing or any excess loss account described in United States Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) relating to transactions occurring prior to the Closing;

(p) neither the Company nor any of the Company Subsidiaries (i) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has had an office or fixed place of business in a country outside of the jurisdiction of its incorporation or organization or (ii) is, or has ever been, subject to income Tax in a country outside of its jurisdiction of incorporation or organization;

(q) the Company and each Company Subsidiary has complied in all respects with all transfer pricing rules (including maintaining appropriate documentation for all transfer pricing arrangements for purposes of Section 482 of the Code (or any similar provision of non-U.S. Law));

(r) the Company and each of the Company Subsidiaries has properly collected and remitted sales, use, and similar Taxes with respect to sales or leases made or services provided to its customers, has properly received and retained any appropriate Tax exemption certificates or other documentation for all such sales, leases or other services made without charging or remitting sales or similar Taxes that qualify as exempt from sales and similar Taxes, and has duly and timely filed sales, use, and similar Tax Returns in each jurisdiction where they have established nexus for such taxable year;

(s) the cost of sale expenses and employees that are classified as research and development expenses and employees, as applicable, of the Company and each of the Company Subsidiaries that is formed in or subject to Tax in Israel (or any jurisdiction within Israel), for the purpose of the Special Preferred Technological Enterprise are in compliance, in all respects, with the ITA’s tax circular 9/2017 sections 4.1.2.1 and 4.1.2.2 conditions;

(t) the Company is not, and has not been during the applicable period provided in Code Section 897(c), a “United States real property holding corporation” within the meaning of Section 897(c) of the Code;

(u) the Company and each Company Subsidiary has maintained adequate supporting documentation for research and development credits claimed under Section 41 of the Code (Credit for Increasing Research Activities) and for the capitalization and amortization of research and development costs in accordance with Section 174 of the Code (Research and Experimental Expenditures);

(v) the Company and each of the Company Subsidiaries has complied in all respects with all applicable Laws relating to escheat or unclaimed property; and

(w) no “applicable specified affiliate” of the Company has (i) funded by any means (including through distributions, debt, or capital contributions), directly or indirectly, a “covered purchase” with a principal purpose of avoiding the excise tax under Section 4501(d) of the Code or with a principal purpose to fund, directly or indirectly, a “covered purchase” or (ii) funding by any means, directly or indirectly, a “downstream relevant entity” within two years of covered purchase by or on behalf of the “downstream relevant entity” (in each case, as such terms are defined in Proposed Treasury Regulations Section 58.4501-7(e)).

(x) Each of the Company Subsidiaries that is a U.S. Person (within the meaning of Section 7701(a)(30) of the Code) have maintained adequate supporting documentation for research and development credits claimed under IRC § 41 (Credit for Increasing Research Activities) and for the capitalization and amortization of research and development costs in accordance with IRC § 174 (Research and Experimental Expenditures), as amended by the Tax Cuts and Jobs Act.

Section 3.13 Employee Benefits.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of all material Company Benefit Plans, which list may reference the forms of Company Option and Company RSU award agreements; provided, that any Company Option or Company RSU award agreements that materially deviate from such forms are listed individually therein. Other than their fixed compensation components, the Company Employees are not entitled to any material payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions.

(b) The Company has Made Available a true and complete copy of each material Company Benefit Plan (including all amendments and attachments thereto) and the following items related to each such Company Benefit Plan (in each case, to the extent applicable): (i) each trust agreement and insurance contract under each Company Benefit Plan; (ii) each summary plan description and summary of material modifications of such description; (iii) the most recently filed annual report; and (iv) all material correspondence to or from any Governmental Entity since January 1, 2023.

(c) None of the Company nor any of its Affiliates (including ERISA Affiliates) maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has in the past three (3) years contributed to, participated in, maintained or sponsored, or been required to contribute to or participate in, or otherwise has any Liability with respect to, (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA, but excluding any such plan exclusively maintained by a Governmental Entity) or any plan subject to Title IV of ERISA; or (ii) any “multiemployer plan” (as defined in Section 3(37) ERISA, whether or not subject to ERISA).

(d) Other than as required under Section 601 et seq. of ERISA or any equivalent state, local, or foreign Law, none of the Company nor any of its Subsidiaries has any obligation to provide post-employment health or life insurance benefits, including under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to applicable Law).

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Benefit Plans have been established, funded, administered, operated, maintained and otherwise complied with applicable Law and the terms thereof, (ii) all liabilities of the Company and its Subsidiaries with respect to any such Company Benefit Plans are funded to the extent required by applicable Law or the plan terms or, if not yet due, have been accrued to the extent required by GAAP or other applicable accounting rules, and (iii) there is no pending or threatened Action, claim (other than routine claims for benefits), litigation, or governmental audit or investigation relating to Company Benefit Plans.

(f) Except as set forth in Section 3.13(f) of the Company Disclosure Letter, the severance entitlements of all Company Employees whose employment is governed by Israeli law (“Israeli Employees”) are subject to the arrangement under Section 14 of the Israeli Severance Pay Law, 1963 (the “Section 14 Arrangement” and the “Severance Pay Law,” respectively) which was correctly implemented, in all material respects, with respect to the Israeli Employees’ full salary and as of the commencement of their employment.

(g) Except as set forth in Section 3.13(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger contemplated hereby will, either alone or in conjunction with any other event, (i) result in, or accelerate the time of payment, funding or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) or benefits becoming due to any current or former employee, officer, consultant, director or other individual service provider of the Company or its Subsidiaries; (ii) increase any compensation or benefits otherwise payable to any such person set forth in the preceding clause (i); (iii) restrict the ability of the Company to merge, amend, or terminate any Company Benefit Plan; or (iv) result in an “excess parachute payment” (within the meaning of Section 280G of the Code).

(h) Except as would not have a Company Material Adverse Effect, each Company Benefit Plan that is, in whole or in part, a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has at all times been operated in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(i) Except as set forth in Section 3.13(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligation to “gross-up” or otherwise indemnify, reimburse or make whole any current or former employee, officer, consultant, director or other individual service provider of the Company or any Subsidiary for any Tax incurred by such individual, including under Section 409A or 4999 of the Code, except to the extent that the aggregate amount of all such obligations do not exceed $500,000.

(j) Neither the Company nor any of its Subsidiaries operating in the UK provides retirement benefit pension arrangement and except as would not have a Company Material Adverse Effect, each Subsidiary in the UK: (i) has complied with its auto-enrolment obligations under the UK Pensions Act 2008; (ii) to the Company’s Knowledge, has not at any time participated in or been associated or connected (as defined in section 51(3) of the UK Pensions Act 2004) with an employer which participates in any UK defined benefit pension arrangement; and (iii) to the Company’s Knowledge, does not employ any employee whose contract of employment transferred to such a Subsidiary from another employer under the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 in circumstances where such Subsidiary has inherited an obligation to fund any enhanced early retirement or redundancy benefits which are derived solely from such former employer’s UK defined benefit pension arrangement.

Section 3.14 Labor Matters.

(a) Except as disclosed on Section 3.14(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Labor Agreement and no employees of the Company or its Subsidiaries are represented by any labor union, works council, or other labor organization or have stability or job protection rights. There are, and since January 1, 2023 there have been, no unfair labor practice charges, arbitrations, strikes, walkouts, lockouts or other work stoppages, picketing, handbilling or other material collective labor disputes pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, there is no pending organizing campaign or activity and no labor union, works council or other labor organization have made a pending demand for recognition or certification and there have been no such campaigns, activities or demands since January 1, 2023. With respect to the Transactions, the Company and its Subsidiaries have satisfied in all material respects any pre-signing or pre-Closing notice, consultation or other obligations owed to their employees or their employees’ representatives under applicable Law or Labor Agreement. The Company is not subject to, and none of its employees benefit from any extension order (tzav harchava) (except for such extension orders that apply generally to employees in the State of Israel).

(b) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including Laws relating to discrimination, harassment, retaliation, whistleblowing, hours of work and the payment of wages, overtime wages, leave, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), the calculation and payment of holiday pay (in accordance with the Working Time Directive 2003/88/EC of European Parliament and of the Council of 4 November 2003), plant closures and layoffs (including WARN), workers’ compensation, unemployment insurance, and the proper classification and treatment of exempt and nonexempt employees, independent contractors, and other non-employee service providers for all applicable purposes.

(c) The Company and its Subsidiaries have reasonably investigated all material sexual harassment, or other material discrimination, retaliation or policy violation allegations with respect to officers, directors, partners and senior supervisory of the Company or its Subsidiaries of which the Company has Knowledge. With respect to each such allegation (except those the Company reasonably deemed to not have merit), the Company does not anticipate any material liability and has taken corrective action reasonably calculated to prevent further improper action.

(d) During the period of two (2) years preceding the Agreement Date, no employees of the Company have transferred to the Company pursuant to any “relevant transfer” (as defined in the UK Transfer of Undertakings (Protection of Employment) Regulations 2006, as amended).

(e) During the period of twelve (12) months preceding the Agreement Date, the Company has not commenced any collective redundancy process in the United Kingdom pursuant to the UK Trade Union and Labour Relations (Consolidation) Act 1992. The Company does not have any written enhanced redundancy, severance, or other similar agreements or schemes in place that apply to employees in the United Kingdom.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and all Company Subsidiaries have complied with their obligations to ensure all employees have the appropriate immigration permission to work in the in the jurisdiction in which they are employed in the roles for which they are employed, and have maintained adequate documents for the purpose of establishing a defense against illegal working penalties where required by applicable Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company has not received any working penalties and the Company has no Knowledge of any circumstances reasonably likely to lead to any such penalties.

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of the following Contracts of the Company or any Company Subsidiary is party or bound and the Company has Made Available accurate and complete copies of each such Contract:

(i) any “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract providing for (A) a license, covenant not to sue or other right granted by any third party under any material Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any third party under any material Company-Owned Intellectual Property or (C) relating to the ownership or development of any material inventions, but in each case excluding (1) non-exclusive licenses of Intellectual Property to and from customers of the Company or any of its Subsidiaries in the ordinary course of business, (2) non-exclusive licenses for off-the-shelf or other non-customized Software, (3) licenses to open source Software, (4) Contracts under which a non-exclusive license to Intellectual Property is merely incidental to the transaction contemplated in such Contract and does not materially affect the value of such transaction (including non-exclusive trademark licenses granted for marketing or promotional purposes that are incidental to the transaction); (5) confidentiality and non-disclosure agreements entered into in the ordinary course of business; (6) Contracts entered into with employees, contractors or consultants pursuant to the Company’s or its Subsidiaries’ template invention assignment agreements, or (7) licenses granted by the Company or any of its Subsidiaries to vendors solely for such vendors to provide services to the Company or any of its Subsidiaries;

(iii) all leases, subleases, sub-subleases, agreements and licenses to which the Company or any Company Subsidiary is a party with respect to real property (“Real Estate Leases”), in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(iv) any Contract relating to the acquisition or disposition by the Company or any of the Company Subsidiaries of any material business or material assets (whether by merger, sale of shares, sale of assets or otherwise) under which the Company or any Company Subsidiary has material obligations remaining to be performed or material liabilities continuing after the Agreement Date, other than (A) the sale of products or services in the ordinary course of business, or (B) purchases of supplies, inventory and equipment in the ordinary course of business;

(v) any Contract for a material joint venture, partnership, strategic alliance or similar agreement or arrangement (excluding any Contract for licensing and collaboration) involving the sharing of revenues, profits or losses;

(vi) each Contract that involves performance of services, delivery of goods or the sale of products or developmental, consulting or other services commitments by the Company or any Company Subsidiary to a customer, that the Company or any Company Subsidiary recognized revenues of $6,000,000 or more in the Company’s fiscal year ended December 31, 2024 or is reasonably expected to result in such payments in the Company’s current fiscal year;

(vii) each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any Company Subsidiary, and that provided for payments by the Company of $2,500,000 or more in the Company’s fiscal year ended December 31, 2024;

(viii) each Contract under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any Company Subsidiary) that is outstanding or secured and in excess of $5,000,000, other than (A) extensions of credit in the ordinary course of business and (B) investments in marketable securities in the ordinary course of business;

(ix) each Contract pursuant to which any amount of Indebtedness of the Company or any of the Company Subsidiaries in excess of $5,000,000 is outstanding or may be incurred by its terms, other than any Contract solely between or among the Company and its wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(x) any Contract granting a Lien (other than a Permitted Lien) over the material property or assets of the Company or any of the Company Subsidiaries, in each case, with a value in excess of $3,000,000 individually or $6,000,000 in the aggregate;

(xi) each Contract entered into since January 1, 2023 in connection with the settlement or other resolution of any Action under which the Company or any Company Subsidiary has any material continuing obligations, liabilities or restrictions (other than customary release, non-disparagement and confidentiality obligations), or that involved payment (or an obligation to make a payment) by the Company or any Company Subsidiary of more than $3,000,000;

(xii) each Contract or agreement with any Governmental Entity (A) which is a conciliation or similar agreement executed since January 1, 2023 or (B) under which the Company or any Company Subsidiary recognized revenues in excess of $3,000,000 in the Company’s fiscal year ended December 31, 2024 or is reasonably expected to result in such revenue recognition in the Company’s current fiscal year;

(xiii) any shareholders’, investors rights’, registration rights or similar Contract that provides for voting obligations, registration rights, sale restrictions or transfer restrictions with respect to any equity securities or voting interests in the Company or a Company Subsidiary, providing any Person with any preemptive right, right of participation, information right or similar right with respect to any equity securities or voting interests in the Company or a Company Subsidiary, or providing the Company or a Company Subsidiary with any right of first refusal with respect to, or right to repurchase or redeem, any equity securities or voting interests in the Company or a Company Subsidiary, other than, with respect to any right to repurchase or redeem equity securities in the Company, in connection with any Company Options or Company RSUs issued under the Company Share Plans or Prior Company Share Plans;

(xiv) any Contract (A) containing any provision or covenant that materially limits the freedom of the Company or any of the Company Subsidiaries to (1) sell any products or services of or to any other Person or in any geographic region, (2) engage in any line of business, or (3) compete with or to obtain products or services from any Person, other than Contracts containing customary provisions restricting solicitation or hiring of employees or contractors and agreements with recruiting agencies pursuant to which such agencies are granted the exclusive right to identify candidates for employment, (B) requiring the Company or a Company Subsidiary to deal exclusively with, or to purchase its total requirements of any product or service from, a third party or that contain “take or pay” provisions or that provide rights of first refusal, first offer or similar preferential rights in favor of a third party that is material to the Company and the Company Subsidiaries, taken as a whole, (C) containing a “most-favored-nation,” or best pricing or other similar term or provision that materially restricts the Company’s and its Subsidiaries’ business or (D) requiring the Company or any Company Subsidiary to purchase a minimum amount of products or services from any Person in an amount of at least $1,000,000 annually;

(xv) each Labor Agreement;

(xvi) each Contract between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company Subsidiaries, or, to the Company’s Knowledge, any of their immediate family members or any entity in which such executive officer or director or his or her immediate family member has a material economic interest (other than customary indemnification agreements with the Company’s directors and officers) or (B) record or beneficial owner of more than 5% of the Common Shares outstanding as of the Agreement Date; provided that the following Contracts will not be required to be listed on Section 3.15(a) of the Company Disclosure Letter, will not be required to be made available to Parent pursuant to this Section 3.15(a) and will not be deemed a “Material Contract” for any purposes hereunder: (1) any Company Benefit Plan, (2) any Contract solely between or among the Company and one of more of its wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries, (3) any Contract between the Company or any Company Subsidiary, on the one hand, and any Parent Party or any of its Affiliates, on the other hand or (4) any Contract between the Company or any Company Subsidiary, on the one hand, and any present executive officer or director of either the Company any of the Company Subsidiaries, that is entered into in their capacity as such, solely for the purpose of complying with applicable Law (any such Contract in clauses (1), (2) (3) or (4), an “Excluded Contract”); and

(xvii) any Contract that commits the Company or any Company Subsidiary to enter into any Contracts of the types described in the foregoing clauses (i) through (xvii). Each Contract described in this Section 3.15(a) is referred to herein as a “Material Contract.”

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Material Contract is (i) a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Company’s Knowledge, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, and (ii) in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the Agreement Date) or which is terminated in accordance with the terms thereof by any party thereto in the ordinary course of business. None of the Company or any Company Subsidiary is in material breach of or in material default under any such Material Contract and no event has occurred that with notice or lapse of time or both gives any third party to a Material Contract the right to accelerate the maturity or performance of any Material Contract or the right to cancel, terminate or materially modify any Material Contract. To the Company’s Knowledge, no other party to any such Material Contract is (with notice or lapse of time, or both) in breach thereof or default thereunder (and neither the Company nor any Company Subsidiary has waived or failed to enforce any material rights or material benefits under any Material Contract). Except as set forth in Section 3.15(b) of the Company Disclosure Letter, since January 1, 2023, neither the Company nor any Company Subsidiary has received written or, to the Knowledge of the Company oral notice that any counterparty to a Material Contract intends to cancel, terminate, materially modify or not renew any Material Contract, and to the Company’s Knowledge, no such action is pending or has been threatened during such time period.

Section 3.16 Properties.

(a) The Company and the Company Subsidiaries have good title to, or valid leasehold interests in, all tangible personal property and assets reflected on the Company Balance Sheet, or acquired or leased after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no such personal property or assets are subject to any Lien, except Permitted Liens.

(b) None of the Company or any Company Subsidiary owns any real property nor is party to any Contract or option to purchase any real property or interest therein.

(c)  Section 3.16(c) of the Company Disclosure Letter contains a complete and correct list, as of the Agreement Date, of the agreements of all material Leased Real Property. The Real Estate Leases are in full force and effect, and the Company or a Company Subsidiary, as applicable, has a valid leasehold interest in, all Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Company and Company Subsidiaries have not received any written notice from any lessor of such material Leased Real Property of, nor does the Company or any Company Subsidiary have Knowledge of the existence of, any default, event, or circumstance that, with notice or lapse of time, or both, would constitute a material default by the party that is the lessee or lessor of such Leased Real Property. The Leased Real Property is being maintained by the Company and the Company Subsidiaries, as applicable, in accordance with the applicable Real Estate Lease in all material respects. Except under the terms of the applicable Real Estate Lease, the Company or a Company Subsidiary, as applicable, has not subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Property. All of the Leased Real Property constitutes all of the real property used in connection with the business.

(d) Except as set forth in Section 3.16(d) of the Company Disclosure Letter, the Leased Real Property is occupied by the Company or a Company Subsidiary only.

(e) No notice to terminate has been served by any party to any of the Real Estate Leases, and the Company has no Knowledge of any circumstances which would entitle any party to terminate any of the Real Estate Leases.

Section 3.17 Intellectual Property.

(a) Section 3.17(a)(i) of the Company Disclosure Letter contains a list of all patents, patent applications, trademarks, trademark applications, copyrights and active internet domain names owned by or registered in the name of the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”). Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Registered Intellectual Property is subsisting, valid, and enforceable. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company or a Company Subsidiary (i) is the sole and exclusive owner of all right, title and interest in and to all material Company-Owned Intellectual Property and (ii) has a right or license to use all other Intellectual Property used in or necessary for the operation of their business, in each case, free and clear of all Liens (except for Permitted Liens). Except as set forth on Section 3.17(a)(ii) of the Company Disclosure Letter and except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (x) all current and former employees, contractors, independent consultants and other Persons who created or invented material Intellectual Property for the Company or any Company Subsidiary have assigned to the Company or the applicable Company Subsidiary their rights in and to the same that do not vest initially in the Company or Company Subsidiary by operation of Law, and (y) all Israeli employees who created or invented material inventions comprising Company-Owned Intellectual Property have waived their right to receive additional remuneration for such material inventions comprising Company-Owned Intellectual Property. There is no pending, and since January 1, 2023 has not been any, Action initiated by current or former employee or other Person claiming any right, title, or interest in or to any material Company-Owned Intellectual Property.

(b) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, there have not been any, and currently, there are no Actions (including any opposition, cancellation, revocation, review, or other proceeding (but excluding ex-parte proceedings in the ordinary course of Intellectual Property prosecution)) or claims pending or, to the Company’s Knowledge, threatened in writing (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Company-Owned Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(c) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) to the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating and since January 1, 2023, has infringed, misappropriated or otherwise violated any Company-Owned Intellectual Property and (ii) to the Company’s Knowledge, the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate, and since January 1, 2023, has not infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person. The Company and its Subsidiaries have taken commercially reasonable steps to preserve the confidentiality of material Trade Secrets included in the Company-Owned Intellectual Property.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and conditions of all licenses for open-source Software. Neither the Company nor its Subsidiaries use, distribute or modify any open-source Software or have incorporated any open-source Software into any Software included in the Company-Owned Intellectual Property, in each case, in a manner that would obligate the Company or its Subsidiaries to (i) disclose any Company-Owned Intellectual Property in source-code form, (ii) license or otherwise make available any Company-Owned Intellectual Property on a royalty-free basis or otherwise limit the Company’s or its Subsidiaries’ freedom to seek full compensation in connection with their marketing, licensing, sale or distribution of Company-Owned Intellectual Property, or (iii) grant any rights in any Company-Owned Intellectual Property to any Person. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, no source code included in Company-Owned Intellectual Property and to which any Person has been granted any escrow or similar current or contingent license or other right respect to, has been disclosed, licensed, distributed, or released from escrow or made available to or for any Person. Except as identified in  Section 3.17(d) of the Company Disclosure Letter, no Person has been granted any escrow or similar current or contingent license or other right with respect to, any source code included in any material Company-Owned Intellectual Property, and no such source code has been disclosed, licensed, distributed, or released from escrow or made available to or for any Person (other than employees, contractors and service providers of the Company or any of its Subsidiaries).

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Software included in the Company-Owned Intellectual Property and the IT Assets, to the Company’s Knowledge, do not include any malicious code, program, or other internal component (e.g., computer virus, computer worm, computer time bomb, or similar component) that is intended to damage, destroy, impede the operation of or allow unauthorized access to any such Software or present a material risk of disclosure of confidential information.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the IT Assets operate and perform in all material respects as is necessary for the businesses of the Company and its Subsidiaries as currently conducted, (ii) since January 1, 2023, there has been no failure, breakdown, or other material substandard performance of the IT Assets which has caused any material disruption or interruption in or to the use of the IT Assets or to the business of the Company or its Subsidiaries and (iii) the Company and its Subsidiaries take reasonable steps to implement, monitor and maintain administrative, technical and physical safeguards designed to protect the operation, integrity and security of the IT Assets.

Section 3.18 Governmental Grants

(a) Except as set forth in Section 3.18(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into, applied for, requested, accepted, been notified that it has been approved for, elected to participate in or received or become subject to or bound by any requirement or obligation relating to, (i) any Governmental Grant from the IIA, (ii) any other Governmental Grant in an amount greater than $1,000,000 or (iii) any Governmental Grant which materially affects the freedom of the Company or any of its Subsidiaries to transfer, share or use any Company-Owned Intellectual Property or to otherwise operate their respective businesses (in each case of the foregoing clauses (i) through (iii), a “Material Grant”), or amended or terminated, or waived any right or remedy related to, any such Material Grant.

(b) The Company has Made Available accurate and complete copies in its possession, or which it can reasonably obtain, of (i) all applications and material correspondence submitted by or on behalf of the Company or any of its Subsidiaries to the applicable Governmental Entity in connection with a Material Grant or application therefor, or accepted or received by the Company or any of its Subsidiaries, (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the Company or any of its Subsidiaries by any Governmental Entity in connection with a Material Grant or application therefor or accepted or received by the Company or any of its Subsidiaries, and any undertakings binding upon the Company or any of its Subsidiaries in connection with any such Material Grant, and (iii) any other material documents or information regarding any Material Grant including complete information regarding the amount of any Material Grant and any accrued interest or other financial liabilities connected thereto. Except for undertakings set forth in letters of approvals and other undertakings or limitations provided under any applicable Law, there are no material undertakings which the Company or any of its Subsidiaries has given in connection with any Material Grant accepted or received by the Company or any of its Subsidiaries.

(c) Since January 1, 2023, and since January 1, 2018 with respect to Material Grants, the Company and each of its Subsidiaries has been and is in compliance, in all material respects, with all the terms, conditions and requirements of all Governmental Grants (including any reporting requirements) and any applicable Law in connection thereto, and has duly fulfilled in all material respects all conditions, undertakings and other obligations relating thereto. In any application in respect of any Governmental Grant submitted by or on behalf of the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has disclosed all material information required by such an application.

(d) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2023, and since January 1, 2018 with respect to Material Grants, no event has occurred, and no circumstance or condition resulting from an action or omission to act of the Company or any of its Subsidiaries exists, that would reasonably be expected to give rise to (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant or any benefit available in connection with any Governmental Grant, (ii) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant, or (iii) a requirement that the Company or any of its Subsidiaries return or refund any benefits provided under any Governmental Grant, an acceleration or increase of royalty payments obligation, requirement for past royalties, or obligation to pay additional payments with respect to any Governmental Grant other than prospective ongoing royalty payments in connection with the Governmental Grants.

(e) Since January 1, 2023, no claim or challenge has been made against the Company or any of its Subsidiaries by any Governmental Entity with respect to the Company’s or any of its Subsidiaries’ entitlement to any Material Grant or the compliance of the Company or any of its Subsidiaries with the terms, conditions, obligations or Laws relating to the Material Grants.

(f) The consummation of the Merger and the other Transactions (i) will not adversely affect the ability of the Company or any of its Subsidiaries to obtain the benefit of any Material Grant for the remaining duration thereof or require any recapture of any previously claimed incentive, and (ii) will not result in (A) the failure of the Company or any of its Subsidiaries to materially comply with any of the terms, conditions, requirements and criteria of any Material Grant or any applicable Law, or (B) any claim by any Governmental Entity that the Company or any of its Subsidiaries is required to return or refund, or that any Governmental Entity is entitled to recapture, any benefit provided under any Material Grant, or that the Company or any of its Subsidiaries is required to pay any amount to any Governmental Entity with respect to any Material Grant due to the consummation of the Merger and the other Transactions.

(g) No consent of or notification to any Governmental Entity is required to be obtained prior to the consummation of the Closing in order to comply with the terms of any Governmental Grant or any Law or guideline applicable thereto.

(h) Section 3.18(h) of the Company Disclosure Letter sets forth (i) the amount of each Material Grant, both amounts already received and amounts that the Company and its Subsidiaries are entitled to receive; (ii) any interest accrued in respect of any Material Grant as of June 4, 2025; (iii) the outstanding obligations of the Company and its Subsidiaries under each Material Grant with respect to royalties or other payments as of the Company Balance Sheet Date; (iv) the type of revenues from which royalty or other payments are required to be made under such Material Grant; (v) the total amount of any payments made by the Company and its Subsidiaries prior to the Agreement Date with respect to such Material Grant; and (vi) the Company-Owned Intellectual Property which is subject to the Law for Encouragement of Research, Development and Technological Innovation in the Industry, 5744–1984 or to the IIA regulations.

Section 3.19 Data Privacy.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries, since January 1, 2023 have been and are currently in compliance with all applicable Privacy Laws and the Company’s and its Subsidiaries’ external privacy policies, and (ii) since January 1, 2023, neither the Company nor any Company Subsidiary has received any written complaint, demand letter, or notice of claim from any Person relating to violation of any applicable Privacy Law or a Security Incident, and to the Company’s Knowledge, no claims or investigations involving a violation of any applicable Privacy Law or relating to a Security Incident are currently pending against the Company or its Subsidiaries.

(b) Since January 1, 2023, the Company and its Subsidiaries have had in place appropriate administrative, technical and physical safeguards designed to protect Personal Information in their custody or control. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, since January 1, 2023, none of the following events, including where notification would be required to be given to individuals or any Governmental Entity under applicable Privacy Laws has occurred: (i) unlawful access to, or acquisition of, Personal Information, confidential information or Trade Secrets; (ii) a network intrusion, ransomware, denial of service (DoS), unauthorized access to IT Assets, or other cyberattack that results in a material monetary loss to, or material business disruption affecting the Company or its Subsidiaries, or (iii) a “data breach” as defined under applicable Privacy Law (collectively, a “Security Incident”).

Section 3.20 Anti-Takeover Provisions.

(a) Assuming the accuracy of the representation contained in Section 4.9, the Special Committee and the Company Board have taken all necessary action so that any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or similar statute or regulation other than the CICA, does not and will not apply to the Company with respect to this Agreement, the Rollover Agreement, the Support Agreement, the Plan of Merger, or the Merger.

(b) The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement, or plan.

Section 3.21 Opinion of Financial Advisor.

The Special Committee has received the opinion of Houlihan Lokey Capital, Inc. (the “Financial Advisor”) (which, if initially rendered orally, has been or will be confirmed by a written opinion dated the same date) to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Per Share Merger Consideration to be received by the holders of Common Shares (other than the holders of Excluded Shares, Dissenting Shares and Rollover Shares) in the Merger pursuant to this Agreement is fair to such holders from a financial point of view, and as of the Agreement Date, such opinion has not been withdrawn or modified. The Company will make available to Parent a signed copy of such opinion for informational purposes promptly following the Agreement Date.

Section 3.22 No Brokers.

Except (i) for the Financial Advisor and (ii) as set forth in Section 3.22 of the Company Disclosure Letter, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has Made Available to Parent a redacted copy of all Contracts between the Company or any Company Subsidiary, on the one hand, and the Financial Advisor, on the other hand, that include any such arrangements in connection with the Transaction. The Company has Made Available to Parent a true, complete and correct description of any (a) fees, commissions or expenses and (b) other obligations, in each case, contractually owed or expected to be owed to the Financial Advisor in connection with or following consummation of the Merger that were redacted or not included in the Contract with the Financial Advisor Made Available to Parent.

Section 3.23 Insurance.

Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance coverage with financially sound and reputable third-party insurers in such amounts and covering such risks as are in accordance with industry practice for companies of similar size, stage of development and place of operation, and as is sufficient to comply with applicable Law and Material Contracts of the Company and the Company Subsidiaries. All such insurance policies are in full force and effect, no notice of cancellation or modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as would not reasonably be expected to have a Company Material Adverse Effect. As of the Agreement Date, there is no claim pending under any of the Company’s or any Company Subsidiary’s insurance policies as to which coverage has been denied or disputed by the underwriters of such policies, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.24 Customers and Suppliers.

Section 3.24 of the Company Disclosure Letter sets forth (a) a true and correct list of the top ten (10) customers of the Company and its Subsidiaries for each of (i) Coresuite Life, (ii) IDITSuite and (iii) the remaining products and services, taken as a whole, based on total revenue received by the Company or any Subsidiary during the last twelve (12) months ended December 31, 2024 (each, a “Material Customer”), and (b) a true and correct list of the top ten (10) suppliers of the Company and its Subsidiaries based on total payments during the last twelve (12) months ended December 31, 2024 (each, a “Material Supplier”). As of the Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice from any Material Customer or Material Supplier of its intention to terminate or not renew its business relationship with the Company or any of its Subsidiaries, to decrease materially purchasing or providing (as applicable) services or products, or to otherwise adversely modify or materially change the terms of its existing contracts or business relationship with the Company or any of its Subsidiaries, either as a result of the transactions contemplated hereby or otherwise.

Section 3.25 No Other Representations or Warranties.

Except for the representations and warranties contained in Article IV or in the certificate delivered by Parent to the Company pursuant to Section 7.2(c) (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), and the representations and warranties contained in Section 3.2 of the Support Agreement, in Section 5 of the Equity Commitment Letter and in Section 4 of the Limited Guarantee, the Company acknowledges that (x) none of the Parent Parties or any other Person acting on behalf of the Parent Parties makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and the Company is not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement or in the certificate delivered by Parent to the Company pursuant to Section 7.2(c), and (y) no Person has been authorized by the Parent Parties or any other Person on behalf of the Parent Parties to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty will not be relied upon by the Company as having been authorized by such entity.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by the Parent Parties of this Agreement (the “Parent Disclosure Letter”), the Parent Parties, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power.

Each of the Parent Parties is duly organized, incorporated or registered, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, incorporated or registered (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Transactions and to perform each of its obligations hereunder. Each of the Parent Parties is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Authority; Execution and Delivery; Enforceability.

Each of the Parent Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions. The Bidco Board has duly adopted resolutions (a) approving the execution, delivery and performance of this Agreement by Bidco; and (b) determining that entering into this Agreement is in the best interests of Bidco. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Parent Board has duly adopted resolutions (a) approving the execution, delivery and performance of this Agreement and the Plan of Merger by Parent; and (b) determining that entering into this Agreement and the Plan of Merger is in the best interests of Parent. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Merger Sub Board has adopted resolutions (a) approving the execution, delivery and performance of this Agreement and the Plan of Merger by Merger Sub; (b) determining that the terms of this Agreement and the Plan of Merger are in the best interests of Merger Sub; (c) declaring this Agreement and the Plan of Merger advisable; and (d) recommending that Parent, as sole shareholder of Merger Sub, authorize and approve (as applicable) this Agreement and the Plan of Merger and directing that this Agreement and the Plan of Merger be submitted to Parent, as sole shareholder of Merger Sub, for authorization and approval (as applicable). Parent, as sole shareholder of Merger Sub, has committed to authorize and approve (as applicable) this Agreement and the Plan of Merger immediately after the Parties’ execution and delivery hereof. Except for corporate approvals already obtained and Parent’s approval as sole shareholder of Merger Sub, no other corporate proceedings (including any shareholder approval) on the part of any Parent Party are necessary to authorize or approve (as applicable) this Agreement or the Plan of Merger or to consummate the Transactions (except for executing and delivering the Plan of Merger and other documents as may be required to be filed pursuant to section 233 of the CICA and filing the same with the Registrar of Companies of the Cayman Islands and the filing of the Schedule 13E-3 with the SEC). Each of the Parent Parties has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3 No Conflicts; Consents.

(a) The execution and delivery by each of the Parent Parties of this Agreement and the Plan of Merger do not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of such Parent Party; (ii) assuming compliance with the matters referred to in Section 4.3(b), contravene, conflict with or result in a violation or breach of any Law or Judgment, in each case, applicable to such Parent Party or its respective properties or assets; (iii) assuming compliance with the matters referred to in Section 4.3(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) of or under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Parent Party is entitled under any provision of any Contract or any Permit of such Parent Party; or (iv) result in the creation or imposition of any Lien on any asset of such Parent Party, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No Permit of or from any Governmental Entity is required to be obtained or made by or with respect to the Parent Parties in connection with the execution and delivery of this Agreement or the Plan of Merger, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by the Parent Parties of the Schedule 13E-3 with the SEC and (B) such other compliance by the Parent Parties with the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Plan of Merger, the Merger and the other Transactions; (ii) executing and delivering the Plan of Merger and filing the same with the Registrar of Companies of the Cayman Islands together with any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to section 233 of the CICA to effect the Merger; (iii) compliance with the Nasdaq rules and regulations, (iv) the Requisite Regulatory Approvals; and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4 Information Supplied.

None of the information supplied or to be supplied to the Company by the Parent Parties or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied to the Company by the Parent Parties or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Schedule 13E-3 with the SEC (or any amendment thereof), including the Proxy Statement (or any amendment thereto or document incorporated by reference therein) will, at the date it is first filed with the SEC or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Parent Parties with respect to statements made or incorporated by reference herein based on information supplied by the Company or its Affiliates specifically for inclusion or incorporation by reference herein.

Section 4.5 Compliance with Laws.

Except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the respective dates of formation of each of the Parent Parties, the business of the Parent Parties, respectively, has been conducted in accordance with Law.

Section 4.6 Litigation.

As of the Agreement Date, there is no Action pending or, to Parent’s knowledge, threatened in writing against the Parent Parties or any of their respective properties or assets that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Parent Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (c) if decided adversely against such Person, would reasonably be expected to prevent, materially delay or materially impede, the performance by any Parent Party of its obligations under this Agreement or the consummation of the Transactions.

Section 4.7 Brokers’ Fees and Expenses.

No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Parent Parties.

Section 4.8 Merger Sub.

Parent is the sole shareholder and member of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations, other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto. Other than Merger Sub, Parent does not hold any equity interest in any other Person.

Section 4.9 Ownership of Common Shares.

As of the Agreement Date, no Parent Party beneficially owns any Common Shares or any other securities or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Common Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company, and prior to the Closing Date, no Parent Party will own any Common Shares or have any rights to acquire any Common Shares (except pursuant to this Agreement or the Rollover Agreement). Other than this Agreement, the Rollover Agreement and the Support Agreement, there are no (a) voting trusts or other agreements, arrangements or understandings to which any Parent Party or its Affiliates is a party with respect to the voting of the Common Shares or (b) agreements, arrangements or understandings to which any Parent Party or its Affiliates is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the Common Shares.

Section 4.10 Parent Contracts.

As of the Agreement Date, other than this Agreement, the Rollover Agreement, the Support Agreement, the Exclusivity Agreement and the Non-Disclosure Agreement, there are no other Contracts (i) relating to the Transactions to which any Parent Party is a party (or through any of their respective Affiliates), (ii) relating to the Transactions between or among the Parent Parties or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any member of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.11 Limited Guarantee.

Concurrently with the execution of this Agreement, the Sponsors have delivered to the Company a true, correct and complete copy of the Limited Guarantee, duly executed by the Sponsors in favor of the Company. The Limited Guarantee is in full force and effect and constitute legal, valid and binding obligations of the Sponsors, enforceable against them in accordance with their respective terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of the Sponsors under the Limited Guarantee.

Section 4.12 Financing; Sufficient Funds.

(a) Equity Commitment Letter. As of the Agreement Date, Parent has delivered to the Company true, correct and complete copies of the executed Equity Commitment Letter, dated as of the Agreement Date, from the Sponsors (or the applicable Affiliates thereof party thereto), pursuant to which each of the Sponsors (or an Affiliate thereof party thereto) has committed to invest, subject to the respective terms and conditions therein, the respective amounts set forth therein (the “Equity Financing”). As of the Agreement Date, the Equity Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect and no such amendment or modification is contemplated. The Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and the respective Sponsor, and enforceable in accordance with its terms against Parent and such Sponsor (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). Other than the Equity Commitment Letter, there are no engagement letters, side letters, contracts or other agreements or arrangements relating to the Equity Financing that would reasonably be expected to adversely affect or impair the conditionality, availability or amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter delivered to the Company on or prior to the date hereof. As of the Agreement Date, no event has occurred which, with or without notice, lapse of time or both, (i) would constitute a material default or breach on the part of the Parent Parties or the Sponsors, (ii) would, or would reasonably be expected to, result in a failure of any condition to the full funding under the Equity Commitment Letter or (iii) would, or would reasonably be expected to, otherwise result in any portion of the Equity Financing to be unavailable on a timely basis, and in any event, not later than the Closing. As of the Agreement Date, no Parent Party has reason to believe that it will be unable to satisfy on a timely basis, and in any event, not later than the Closing Date, any term or condition of the Equity Commitment Letter required to be satisfied by it.

(b) As of the Agreement Date, Bidco has delivered to the Company true, correct and complete copies of the Debt Commitment Letter and the Redacted Fee Letter executed by all of the parties thereto (including each of the Financing Sources and Bidco), in which the only redactions are pricing, fee amounts, “price flex” and other economic or “flex” provisions that are customarily redacted in connection with merger agreements of this type; provided that, in each case, such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or reduce the amount of the Debt Financing to an amount that, when taken together with the amount of the Equity Financing, is less than the amount necessary to pay the Aggregate Merger Consideration on the Closing Date, dated as of the Agreement Date (together with all exhibits, annexes, schedules and term sheets attached thereto and with the Redacted Fee Letter, in each case as amended, modified, supplemented, replaced or extended from time to time after the Agreement Date subject to and in accordance with the terms of this Agreement, the “Financing Letters”), pursuant to which such financial institutions have agreed to provide, on the terms and subject to the conditions set forth therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and together with the Equity Financing, the “Financing”). The Financing Letters in the form so delivered, is a legal, valid and binding obligation of the Financing Sources and Bidco, and enforceable in accordance with its terms. As of the Agreement Date and the Closing, no event has occurred which, with or without notice, lapse of time or both, (i) would constitute a waiver, default or breach on the part of the Parent Parties, or to Parent’s knowledge, the Financing Sources, (ii) would, or would reasonably be expected to, result in a waiver or a failure of any condition to the full funding under the Debt Commitment Letter (including, for the avoidance of doubt, the interim facilities agreement annexed to the Debt Commitment Letter), or (iii) would, or would reasonably be expected to, otherwise result in any portion of the Debt Financing contemplated to be funded on the Closing to be unavailable on a timely basis, and in any event, not later than when required for the Closing. As of the Agreement Date, no Parent Party has reason to believe that it will be unable to satisfy on a timely basis, and in any event, not later than the Closing Date, any term or condition of the Debt Commitment Letter required to be satisfied by it.

(c) Assuming the Financing is funded on the Closing Date in accordance with the Equity Commitment Letter and the Financing Letters and the satisfaction of all of the conditions to the obligation of the Parent Parties to consummate the Transactions at the Closing, the aggregate proceeds from the Financing when funded in accordance with the Equity Commitment Letter and the Financing Letters, together with all freely available cash of the Company and its Subsidiaries, will be sufficient to pay (i) the Aggregate Merger Consideration and (ii) any other amounts required to be paid by the Parent Parties pursuant to Article II upon the terms and conditions contemplated hereby and all related fees and expenses of the Parent Parties under this Agreement at Closing. As of the Agreement Date and the Closing, there are no conditions precedent or contingencies related to the funding or investing, as applicable, of the full amount of the Financing at or prior to the Closing, other than as expressly set forth in or contemplated by the Equity Commitment Letter and the Financing Letters, and the Parent Parties have as of the Agreement Date fully committed funds immediately available to it on a customary European “certain funds” basis pursuant to the Financing Letters sufficient to satisfy its obligations hereunder at the Closing.

(d) As of the Agreement Date and the Closing, there are no Contracts, side letters, understandings or other agreements or arrangements relating to the Financing Letters or the Debt Financing to which any Parent Party or any of its Affiliates is a party that would reasonably be expected to limit, delay, affect or impair the conditionality, availability or amount of the Debt Financing other than as expressly set forth in the Financing Letters delivered to the Company on or prior to the date hereof.

(e) As of the Agreement Date and the Closing, (i) the Financing Letters and the terms of the Debt Financing have not been waived, amended or modified; (ii) no such waiver, amendment or modification is contemplated (other than modifications to assign or reassign or reallocate commitments and/or roles to lenders, agents, co-agents, arrangers, bookrunners, managers or other roles or the establishment of other facilities under and in accordance with terms of the Debt Commitment Letter, none of which shall have an impact on the amount or availability of the Debt Financing); and (iii) the respective commitments contained in the Financing Letters have not been withdrawn, terminated, replaced or rescinded in any respect and no such withdrawal, termination, replacement or rescission is contemplated.

(f) Notwithstanding anything contained in this Agreement to the contrary, each Parent Party acknowledges and affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that any Parent Party obtains the Financing.

Section 4.13 Solvency.

None of the Parent Parties is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of the Parent Parties is not liable to be wound-up (under Section 92 of the CICA) as of the Agreement Date, and, assuming satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b), each of Parent and Bidco and, to Parent’s knowledge, the Surviving Company will, after giving effect to all of the Transactions, including the Financing and payment of the Aggregate Merger Consideration and the payment of all other amounts required to be paid by the Parent Parties in connection with the consummation of the Transactions and the payment of all related fees and expenses, not be subject to any winding-up (under Section 92(d) of the CICA) and will be solvent, in each case, at and immediately after the Effective Time. As used in this Section 4.13, the term “solvent” means, with respect to a particular date, that on such date, (a) the amount of the “fair saleable value” of the assets of the Surviving Company and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay the probable debt (including contingent debt) of the Surviving Company and its Subsidiaries, taken as a whole, as such debt becomes absolute and matured, (b) the sum of the assets, at a fair valuation, of the Surviving Company and its Subsidiaries will exceed their debts (including the probable amount of all contingent debt), (c) the Surviving Company and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature or become due, and (d) the Surviving Company and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.13, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.14 Certain Arrangements.

As of the Agreement Date, there are no Contracts or commitments to enter into Contracts between the Parent Parties or any of their respective Affiliates, on the one hand, and any director, officer or employee of the Company or any of the Company Subsidiaries, on the other hand.

Section 4.15 Support Agreement; Rollover Agreement.

Concurrently with the execution of this Agreement, Parent has delivered to the Company each of the duly executed Support Agreement and Rollover Agreement. As of the Agreement Date, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach by the applicable Parent Parties under each of the Support Agreement or Rollover Agreement.

Section 4.16 No Other Representations or Warranties.

Except for the representations and warranties contained in Article III (including the Company Disclosure Letter) or in the certificate delivered by the Company to the Parent Parties pursuant to Section 7.3(d) (and notwithstanding the delivery or disclosure to the Parent Parties or their respective Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), each of the Parent Parties acknowledges that (x) none of the Company, any Company Subsidiary or any other Person acting on behalf of the Company or a Company Subsidiary makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and the Parent Parties are not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement or in the certificate delivered by the Company to the Parent Parties pursuant to Section 7.3(d), (y) no Person has been authorized by the Company, the Company Subsidiaries or any other Person on behalf of the Company to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty will not be relied upon by the Parent Parties as having been authorized by such entity and (z) none of the Company, any Company Subsidiary or any other Person acting on behalf of the Company or a Company Subsidiary makes, or has made, any representation or warranty, express or implied, with respect to any estimate, projection, prediction, data, financial information, memorandum, presentation, budget, forecast or any other materials or information provided or addressed to the Parent Parties or any of their respective Representatives, including any materials or information made available to the Parent Parties and/or their respective Representatives in connection with presentations by the Company’s management, and no such estimate, projection, prediction, data, financial information, memorandum, presentation, budget, forecast or any other materials or information provided or addressed to the Parent Parties or any of their respective Representatives is, or will be deemed to be or include representations or warranties. Each of the Parent Parties has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of the Parent Parties has been provided access for such purposes.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Business by the Company.

Except (i) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (ii) as expressly required or expressly contemplated by this Agreement; (iii) as required by applicable Law; (iv) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) and (v) as undertaken reasonably and in good faith by the Company or any Company Subsidiary in response to any acts of terrorism or war (whether or not declared), the commencement, continuation or escalation of, acts of war or armed hostility, in each case, to the extent directly impacting the Company or any Company Subsidiary (provided, that the Company shall, to the extent reasonably practicable under the circumstances, consult with Parent in good faith and take into account its views prior to taking any such actions pursuant to this clause (v)), from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company will, and will cause each Company Subsidiary to, (A) conduct the business of the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice in all material respects and (B) use its commercially reasonable efforts to preserve intact in all material respects its assets, business organization, properties and Material Contracts and its significant commercial relationships with third parties. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in Section 5.1 of the Company Disclosure Letter; (ii) as expressly required by this Agreement; (iii) as required by applicable Law; and (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed) from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company will not, and will not cause or permit any Company Subsidiary to, directly or indirectly, whether by merger, consolidation or otherwise, do any of the following:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its share capital, other equity interests or other voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) split, combine, subdivide, recapitalize or reclassify any of its share capital, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for share capital or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital, other equity interests or voting securities, other than as specifically permitted by Section 5.1(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such share capital, securities or interests, except in the case of this clause (iii) for acquisitions, or deemed acquisitions, of Common Shares in connection with the withholding of Taxes in connection with the exercise, vesting or settlement of Company RSUs or Company Options;

(b) except for transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, issue, deliver, sell, grant, pledge or otherwise subject to any Lien (other than Liens imposed by applicable securities Laws), or amend the terms of any share capital or voting securities of, or other equity interests in, the Company (including Common Shares) or any Company Subsidiary, other than the issuance of Common Shares upon the vesting or settlement of Company Options or Company RSUs outstanding at the Capitalization Time in accordance with their terms as of the Capitalization Time;

(c) amend the Company Articles of Association or the charter or organizational documents of any Company Subsidiary, except amendments to the charter or organizational documents of a Company Subsidiary (i) solely in connection with an internal reorganization, restructuring or recapitalization permitted pursuant to Section 5.1(m) or (ii) solely to the extent necessary to open a branch or, subject to this Section 5.1, appoint or remove any officer or director of a Company Subsidiary.

(d) make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by a change in GAAP (or authoritative interpretations thereof) or are otherwise required by the Company’s external auditors to comply with GAAP;

(e) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person or division thereof or any properties or assets, except (i) acquisitions of supplies, inventory and equipment in the ordinary course of business; (ii) acquisitions for which the aggregate amount of consideration paid or transferred by the Company or any Company Subsidiaries does not exceed $20,000,000 individually or $50,000,000 in the aggregate; or (iii) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries;

(f) except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(h), sell, lease (as lessor), mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of, any properties or assets (other than Intellectual Property) or any interests therein other than (i) sales of supplies, inventory and equipment in the ordinary course of business; or (ii) in an amount not to exceed $30,000,000 individually or $100,000,000 in the aggregate;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) advances to directors, officers or employees in respect of travel or other related business expenses, in each case, in the ordinary course of business; (ii) prepayments to vendors of the Company or its Subsidiaries in the ordinary course of business consistent with past practice; or (iii) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries;

(h) incur or otherwise become liable for any additional Indebtedness, except for (i) the incurrence of additional Indebtedness (other than Indebtedness of the type described in clause (ii) below) in an amount not to exceed $5,000,000 in the aggregate with respect to which the consummation of the Transactions will not conflict with, or result in any violation of or default under, such additional Indebtedness; or (ii) Indebtedness between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries; provided that any such additional or Indebtedness incurred under clauses (i) and (ii) above shall be repayable at par on or after Closing and without any premium or penalty;

(i) pay, discharge, compromise, settle or satisfy (or cause any insurer to pay, discharge, compromise, settle or satisfy), or offer to pay, discharge, compromise, settle or satisfy any Action in an amount equal to or greater than the amount set forth in Section 5.1(i) of the Company Disclosure Letter or which involves an admission of liability by the Company or any Company Subsidiary or imposes material restrictions on the operations or business of the Company and the Company Subsidiary;

(j) except (i) as required by the terms of a Company Benefit Plan in effect on the Agreement Date, (ii) as set forth in Section 5.1(j) of the Company Disclosure Letter, or (iii) as required under the applicable Labor Agreement of the Company or any Company Subsidiary or as otherwise required by Law, (A) grant, pay or commit to pay, announce or enter into any cash or equity or equity-based incentive award, bonus, transaction, change in control, severance or similar agreement or any retention or similar agreement with any current or former director, officer, employee, or individual consultant of the Company or its Subsidiaries, excluding, for the avoidance of doubt, (1) compensation and severance benefits provided to newly hired or terminated employees in ordinary course of business and consistent with past practice, to the extent such employees are hired or terminated by the Company or any of its Subsidiaries as permitted by Section 5.1(k)(iii) hereof, and (2) bonus payments to such Persons, not to exceed the amount set forth in Section 5.1(j)(A)(2) of the Company Disclosure Letter in the aggregate; (B) establish, adopt, terminate or modify or amend any material Company Benefit Plan (or any other plan, program, policy, agreement or arrangement that would have been a Company Benefit Plan if in existence as of the Agreement Date); or (C) increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or benefits provided of any current or former director, officer, employee, or individual consultant of the Company or its Subsidiaries, including under any Company Benefit Plan, but excluding compensation increases to all such Persons, taken as a whole, in an aggregate annual amount of up to $350,000;

(k) (i) except as required under the applicable Labor Agreement, negotiate, modify, extend, or enter into any Labor Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or its Subsidiaries, (ii) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, or other actions that could implicate WARN, (iii) hire, engage or terminate (other than for cause) any employee or independent contractor with annual base salary or wage rate in excess of $200,000, or (iv) waive or release any noncompetition, nonsolicitation, noninterference, nondisparagement or other restrictive covenant obligation of any current or former employee or independent contractor;

(l) make or authorize capital expenditures in excess of the individual and aggregate capital expenditures in the capital expenditures budget set forth in Section 5.1(l) of the Company Disclosure Letter;

(m) adopt any plan of complete or partial liquidation or dissolution, merger, consolidation, conversion, division, restructuring, recapitalization or reorganization for the Company or any Company Subsidiary (excluding any internal restructuring, recapitalization or reorganization of wholly owned Company Subsidiaries);

(n) enter into any new line of business (other than any line of business that is reasonably related to and a reasonably foreseeable extension of any line of business existing as of the Agreement Date) or terminate any line of business existing as of the Agreement Date;

(o) enter into, materially amend, terminate (which, for the avoidance of doubt, shall not include an automatic expiration of the term or failure to renew) or waive any material rights under any Material Contract or any Contract that would have been a Material Contract had it been entered into prior to the Agreement Date, except for any such amendment, termination or waiver in the ordinary course of business consistent with past practice and provided the Company shall keep Parent reasonably informed with respect to all material developments relating to the foregoing;

(p) (A) make, revoke, or change any material Tax election, (B) change any material method of Tax accounting, (C) file any material amended Tax Return, (D) enter into any closing agreement or seek any ruling from any Governmental Entity, in each case with respect to income or other material Taxes, (E) surrender any right to claim a material refund of Taxes, or (F) settle or finally resolve any claim with respect to material amounts of Taxes of the Company or any of its Subsidiaries for amounts materially in excess of amounts reserved with respect thereto;

(q) enter into or adopt any “poison pill” or similar stockholder rights plan that would prevent or preclude the Transactions;

(r) enter into any Contract or other arrangement or understanding that would be required to be disclosed under Item 404(a) of Regulation S-K;

(s) license, sell, assign, transfer, abandon, permit to lapse, or otherwise dispose of, any material Company-Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business and Registered Intellectual Property that is otherwise naturally expiring, or disclose to any Person any Trade Secret other than pursuant to a written confidentiality agreement or clause entered into in the ordinary course of business; or

(t) agree, authorize or commit to take any of the foregoing actions in clauses  (a) through (s) above.

Section 5.2 Conduct of Business of the Parent Parties.

Each of the Parent Parties agrees that, from the Agreement Date through the earlier of the Effective Time or the termination of this Agreement, it shall not take any action (including any action with respect to a third party), which is intended to or would reasonably be expected to, individually or with any other such action, have a Parent Material Adverse Effect.

Section 5.3 No Control.

Nothing contained in this Agreement will give the Parent Parties or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct the Parent Parties’ or any of their respective Affiliates’ operations prior to the Effective Time.

Section 5.4 Clear Market.

From the Agreement Date and until the earlier of the date on which the conditions set forth in Section 7.1(c) have been satisfied and the termination of this Agreement in accordance with Section 8.1, the Parent Parties or any of their Affiliates listed on Section 5.4 of the Parent Disclosure Letter shall not, directly or indirectly, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests (or other instruments convertible into or exercisable for equity interests) or (ii) enter into or agree to enter into any material license, or joint venture, in each case, that would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, approval from, or avoiding an Action by, any Governmental Entity necessary to consummate the Transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions or (C) otherwise materially delay or prevent the consummation of the Transactions.

Section 5.5 No Solicitation by the Company; Company Recommendation.

(a) From the Agreement Date and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as explicitly permitted by Section 5.5(b) and Section 5.5(d), the Company will not, and will cause each of the Company Subsidiaries to not, and will use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to not, and to not publicly announce any intention to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”) (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.5 (such as answering unsolicited phone calls and informing Persons of the provisions of this Section 5.5 or contacting any Person making an Alternative Proposal solely to clarify terms and conditions of such Alternative Proposal for the sole purpose of the Special Committee reasonably informing itself about such Alternative Proposal) will not be deemed to “solicit,” “encourage” or “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.5); (ii) furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, an Alternative Proposal; (iii) enter into, engage in, continue or maintain discussions or negotiations with any Person (other than the Parent Parties and their respective Affiliates) with respect to an Inquiry or an Alternative Proposal (other than informing Persons of the provisions set forth in this Section 5.5 or contacting any Person making an Alternative Proposal solely to ascertain facts or clarify terms and conditions of such Alternative Proposal for the sole purpose of the Special Committee reasonably informing itself about such Alternative Proposal); (iv) approve, agree to, accept, endorse or recommend any Alternative Proposal; (v) submit to a vote of its shareholders any Alternative Proposal; (vi) effect any Adverse Recommendation Change; provided that, subject to compliance by the Company with the terms of this Section 5.5, neither (1) the determination by the Company Board (acting at the recommendation of the Special Committee) or the Special Committee in accordance with Section 5.5(b) that an Alternative Proposal constitutes a Superior Proposal, nor (2) the delivery by the Company of the notice required by Section 5.5(d)(i) shall in and of themselves constitute an Adverse Recommendation Change; or (vii) enter into or publicly propose to enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for any Alternative Proposal. The Company will, and will cause the Company Subsidiaries to, and will instruct its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Inquiry or an Alternative Proposal and will promptly request in writing any such Third Party (together with its Representatives) that has executed a confidentiality agreement in connection with any Inquiry or an Alternative Proposal and that is in possession of any confidential information heretofore furnished by or on behalf of the Company or any of the Company Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze that information) to promptly return or destroy all such information in accordance with the terms of the applicable confidentiality agreement and terminate access to any physical or electronic data rooms relating to any Inquiry or an Alternative Proposal by such Third Party and its Representatives. It is agreed that any violation of the restrictions on the Company (or instructions given or required to be given by the Company) set forth in this Section 5.5 by any Representative of the Company or any of the Company Subsidiaries (in each case, (i) acting at the direction of the Company or the Company Subsidiaries and (ii) provided that neither the Rollover Shareholder nor any of its directors, officers, employees or affiliates (other than any such person who is a director of the Company acting in such capacity) shall be considered a Representative of the Company or its Subsidiaries for purposes of this Section 5.5(a)) will constitute a breach of this Section 5.5 by the Company. The Company represents and warrants that it has not waived any confidentiality, standstill or similar agreement, restriction or covenant in effect as of the Agreement Date to which the Company or any Company Subsidiary is a party, and the Company covenants and agrees that (x) the Company shall enforce each confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any Company Subsidiary is a party or may hereafter become a party, and (y) neither the Company nor any Company Subsidiary has released or will, without the prior written consent of Parent (which may be withheld or delayed in Parent’s sole and absolute discretion), release any Person from, or waive, fail to enforce, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any Company Subsidiary, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Company Subsidiary is a party or may hereafter become a party.

(b) Notwithstanding anything to the contrary in Section 5.5(a), if the Company or any of the Company Subsidiaries or any of its or their respective Representatives (including members of the Special Committee) receives a bona fide Alternative Proposal from any Third Party at any time prior to the Company Shareholders Meeting, and provided there has been no breach of this Section 5.5 that resulted in such Alternative Proposal, the Company and its Representatives may, prior to the Company Shareholders Meeting, take the actions set forth in subsections (i) and/or (ii) of this Section 5.5(b) if the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has determined, in its good faith judgment (after consultation with its outside financial advisors and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law: (i) furnish or cause to be furnished non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the Third Party and its Representatives that made such Alternative Proposal, pursuant to an executed (and the Company and/or Company Subsidiaries may enter into a) customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Non-Disclosure Agreement and that does not prohibit compliance by the Company with any of the provisions of this Agreement (it being understood that the Company shall not be required to include any “standstill” provision in such confidentiality agreement), including this Section 5.5; and (ii) enter into, engage in and continue thereafter (so long as such Alternative Proposal continues to reasonably be expected to lead to a Superior Proposal after consultation with its outside financial advisors and outside legal counsel) discussions or negotiations with the Third Party and its Representatives that made such Alternative Proposal with respect to such Alternative Proposal.

(c) Promptly (but in any event no later than 36 hours) following receipt of any Alternative Proposal or any Inquiry, the Company will advise Parent in writing of the receipt of such Alternative Proposal or Inquiry or any amendment or modification to the material terms of any Acquisition Proposal or Inquiry (including, in each case, the identity of the Third Party making any such Alternative Proposal or Inquiry) and the Company will, as promptly as reasonably practicable, provide to Parent (i) a copy of such Alternative Proposal or Inquiry, if in writing, or (ii) a summary of the material terms of such Alternative Proposal or Inquiry, if not in writing. The Company agrees that it will promptly (but in any event no later than 36 hours) provide to Parent any material non-public information concerning the Company or any of the Company Subsidiaries that it provides to any other Third Party in connection with any such Alternative Proposal that has not previously been provided to Parent. In addition, the Company will keep Parent informed on a reasonably prompt basis (but in any event no later than 36 hours) of any material developments regarding the Alternative Proposal or Inquiry (including copies of any definitive written agreements exchanged between the parties) or any material change to the terms or status of the Alternative Proposal or Inquiry.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Company Board (acting at the recommendation of the Special Committee) or the Special Committee may (i) in the case of an Intervening Event or if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)) cause the Company to effect an Adverse Recommendation Change and/or (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.5(d)), and provided there has been no breach of this Section 5.5 that resulted in such Superior Proposal, and the Person making such Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill or similar agreement with the Company, or any restriction or covenant included therein, cause the Company to terminate this Agreement pursuant to Section 8.1(d) and to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of clauses (i) and (ii), if the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that the Company Board or the Special Committee may not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.1(d), unless:

(i) the Company has provided prior written notice to Parent at least three (3) Business Days in advance (the “Notice Period”) of taking such action, which notice will advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Company Board or the Special Committee has received a Superior Proposal and include a copy of the most recent version of such Superior Proposal and a written description of any other material terms and conditions, including, to the extent applicable pursuant to the Superior Proposal, the value in financial terms that the Company Board or the Special Committee has, in consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

(ii) during the Notice Period, the Company (1) has negotiated with Parent in good faith (if and to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute, in the good faith judgment of the Company Board (acting at the recommendation of the Special Committee) or the Special Committee (in each case, after consultation with outside financial advisors and outside legal counsel), a Superior Proposal, or in the case of an Intervening Event, the failure to make such Adverse Recommendation Change (in the good faith judgment of the Company Board acting at the recommendation of the Special Committee) or the Special Committee (in each case, after consultation with outside financial advisors and outside legal counsel) would no longer be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (2) has promptly (but in any event no later than 36 hours) provided Parent with copies of any definitive written agreements exchanged between the parties and kept Parent informed on a reasonably prompt basis (but in any event no later than 36 hours) of any material developments regarding the Superior Proposal; and

(iii) the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to in writing by Parent, if any, and after consultation with its outside financial advisors and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in the case of an Intervening Event, that the failure to make such Adverse Recommendation Change would continue to reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

If during the Notice Period any material revisions are made to the Superior Proposal, the Company will deliver a new written notice to Parent and will comply with the requirements of this Section 5.5(d) with respect to such new written notice; provided, however, that for purposes of this sentence, references to the three (3) Business Day period above will be deemed to be references to a two (2) Business Day period.

(e) Nothing contained in this Agreement will prevent the Company, or the Company Board, or the Special Committee from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an Alternative Proposal; provided that (i) the Company Board (acting at the recommendation of the Special Committee) or the Special Committee reaffirms the Company Recommendation in such statement or in connection with such action and (ii) it is understood and agreed that any factually accurate public statement by the Company that merely describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto and contains a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not constitute an Adverse Recommendation Change.

Article VI
ADDITIONAL AGREEMENTS

Section 6.1 Preparation of the Proxy Statement and Schedule 13E-3; Company Shareholders Meeting.

(a) As promptly as reasonably practicable following the Agreement Date, the Company shall, with the cooperation and assistance of the Parent Parties, prepare a proxy statement to be sent to the Company’s shareholders relating to the authorization and approval (as applicable) of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company by the Company Shareholder Approval, including a notice convening the Company Shareholders Meeting in accordance with the Company Articles of Association (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). The Company shall establish a record date for the Company Shareholders Meeting in a manner to enable the record date for the Company Shareholders Meeting to be set so that such Company Shareholders Meeting will be duly called and held in accordance with the Company Articles of Association as soon as reasonably practicable following clearance of the Schedule 13E-3 by the SEC. Parent will furnish to the Company all information reasonably requested by the Company concerning the Parent Parties, and provide such other assistance, as the Company may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement.

(b) The Company and the Parent Parties will cooperate to (i) concurrently with the preparation of the Proxy Statement, jointly prepare and the Company shall file, with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the Transactions, which will include the Proxy Statement as an exhibit, and furnish to each other all information concerning such Party as may be reasonably requested in connection with the preparation of the Schedule 13E-3; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Schedule 13E-3, including the Proxy Statement, and consult with each other prior to providing such response; (iii) as promptly as reasonably practicable, prepare and file any amendments necessary to be filed in response to any such comments; (iv) use its reasonable best efforts to have cleared by the staff of the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare and file any amendment to the Schedule 13E-3. Each Party will promptly notify the other Parties upon the receipt of any comments from the SEC in respect of the Schedule 13E-3 or any other filings associated with the Transactions, including the Proxy Statement or any beneficial ownership reports, or any request from the SEC for amendments to the Schedule 13E-3 or other associated filings, and will provide the other Parties with copies of all correspondence between such Party and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and the Parent Parties shall use its reasonable best efforts so that the Schedule 13E-3 will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(c) If prior to the Effective Time any change occurs with respect to information supplied by any Parent Party for inclusion in the Proxy Statement and/or the Schedule 13E-3 that is required by Law to be described in an amendment of the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, such Party will reasonably promptly notify the Company of such change, and the Parent Parties and the Company will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment to the Company’s shareholders. Nothing in this Section 6.1(c) will limit the obligations of any Party under Section 6.1(a).

(d) If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement and/or the Schedule 13E-3, that is required by Law to be described in an amendment of the Proxy Statement and/or an amendment to the Schedule 13E-3, the Company will reasonably promptly notify the Parent Parties of such event, and the Company and the Parent Parties will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.1(d) will limit the obligations of any Party under Section 6.1(a).

(e) The Company will, as promptly as reasonably practicable after the SEC confirms it has no further comments on the Schedule 13E-3, including the Proxy Statement, duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of (i) seeking the Company Shareholder Approval, (ii) if required, seeking approval of an adjournment proposal and (iii) seeking approval of any other proposal necessary for authorizing and approving (as applicable) this Agreement and consummating the Transactions. Except as permitted in Section 6.1(f), the Company will not adjourn the Company Shareholders Meeting without the prior written consent of Parent. The Company will use reasonable best efforts to (A) promptly cause the Proxy Statement to be mailed to the Company’s shareholders; and (B) except if an Adverse Recommendation Change has been made as permitted by Section 5.5(d) and remains in effect, solicit the Company Shareholder Approval, including by retaining the services of a recognized proxy solicitor. The Company Board, acting at the recommendation of the Special Committee, and the Special Committee will recommend to the Company’s shareholders that they give the Company Shareholder Approval (the “Company Recommendation”) and will include such recommendation in the Proxy Statement and the Schedule 13E-3, in each case, unless the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has validly made an Adverse Recommendation Change as permitted by Section 5.5(d) that is still in effect. The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Shareholders Meeting pursuant to this Section 6.1 will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal, by the making of any Adverse Recommendation Change by the Company Board (acting at the recommendation of the Special Committee) or the Special Committee or by any other development; provided, however, that if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.5(d)(i) occurs less than 10 Business Days prior to the Company Shareholders Meeting, the Company will be entitled to postpone or adjourn the Company Shareholders Meeting to a date not more than 10 Business Days after the date such Company Shareholders Meeting had previously been scheduled (but in no event to a date after the date that is six (6) Business Days before the End Date (as defined below)).

(f) The foregoing provisions of this Section 6.1 notwithstanding, the Company will have the right to make one or more postponements or adjournments of the Company Shareholders Meeting (i) to ensure that any amendment to the Proxy Statement and/or amendment to the Schedule 13E-3 required under applicable Law is timely provided to the shareholders of the Company within a reasonable amount of time, in the good faith judgment of the Company Board or the Special Committee (after consultation with outside counsel), in advance of the Company Shareholders Meeting; (ii) if required by applicable Law or a request from the SEC or its staff; or (iii) if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Common Shares to obtain the Company Shareholder Approval, whether or not a quorum is present; provided that (A) no single such postponements or adjournment is for more than 10 Business Days except as may be required by applicable Laws; and (B) in the case of clause (iii), the Company Shareholders Meeting is not postponed or adjourned by more than 30 days after the date for which the Company Shareholders Meeting was originally scheduled without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed so long as the Company Shareholders Meeting is postponed or adjourned to (x) a date that is not more than 60 days after the date on which the Company Shareholders Meeting was originally scheduled and (y) a date that is not less than five (5) Business Days prior to the End Date) and that the Company will, and will cause its proxy solicitor to, use reasonable best efforts to solicit such additional proxies (or presence and affirmative vote in person of the Company’s shareholders at the Company Shareholders Meeting) as expeditiously as reasonably possible, it being understood that time shall be of the essence.

Section 6.2 Access to Information; Confidentiality.

Subject to applicable Law and the terms and conditions set forth in the Non-Disclosure Agreement, the Company will, and will cause each of the Company Subsidiaries to, (a) afford to the Parent Parties and the Representatives of the Parent Parties reasonable access, upon reasonable advance notice, during the period from the Agreement Date and continuing until the earlier to occur of the termination of this Agreement and the Effective Time, to their respective officers, key employees, offices, properties, books, contracts, commitments and records, (b) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with the Parent Parties in such access, and (c) furnish reasonably promptly to the Parent Parties all other information concerning its business, properties and personnel as the Parent Parties may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company will not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a Third Party (provided that the Company will use its reasonable best efforts to obtain the required consent of such Third Party to such access or disclosure or to allow for such access or disclosure (or as much of it as possible) in a manner that does not violate the terms of any confidentiality agreement or other Contract with a Third Party); (ii) result in the loss of any attorney-client privilege (provided that the Company will use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or (iii) violate any Law; provided, further, that the Company will not be required to disclose any materials of the Company, the Company Board or the Special Committee that relate to consideration of the Transactions. Notwithstanding anything contained in this Agreement to the contrary, the Company will not be required to provide any access or make any disclosure to the Parent Parties pursuant to this Section 6.2 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and the Parent Parties or any of their respective Affiliates, on the other hand, are adverse parties.

Section 6.3 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parent Parties and the Company will use their respective reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the Agreement Date the Transactions, including (i) preparing and filing with applicable Governmental Entities as promptly as reasonably practicable all necessary applications, notices, disclosures, petitions, filings (or drafts thereof), ruling requests, and other documents pursuant to any Antitrust Laws or FDI Laws and to obtain as promptly as practicable any consents, clearances, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations from Governmental Entities (“Antitrust and/or FDI Approvals”) and all Permits necessary, (ii) taking all steps as may be necessary to obtain all such Permits and Antitrust and/or FDI Approvals as promptly as reasonably practicable, and (iii) obtaining any waivers, qualifications, consents, certificates, clearances, and approvals required from third parties (other than Permits and Antitrust and/or FDI Approvals) in connection with the consummation of the Transactions. Parent shall pay all filing fees payable to a Governmental Entity in connection with the filings made under the HSR Act and any other Antitrust Law or FDI Law, it being understood that the costs and expenses (other than filing fees) of preparing such notification filings, forms, applications, and submissions seeking Antitrust and/or FDI Approvals shall be borne by the Party incurring such costs and expenses.

(b) In connection with the actions referenced in Section 6.3(a) each of the Parent Parties and the Company will, and will cause their respective Affiliates to, (i) cooperate with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party; (ii) keep the other Party and/or its counsel promptly informed of any material communication received by such Party from, or given by such Party to, any Governmental Entity or Government Official and of any communication received or given in connection with any Action by a private party, in each case, regarding any of the Transactions; (iii) give each other reasonable advance notice of any meeting or conference regarding the Transactions with such Governmental Entity or Government Official or, in connection with any Action by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity, Government Official or other Person, give the other Party and/or its counsel the opportunity to attend and participate in any such meetings and conferences relating to substance or that are material to the procedure; (iv) consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the Transactions; and (v) permit the other Party and/or its counsel to review in advance, with reasonable time and opportunity to comment, give reasonable consideration to the other Party’s comments thereon, and consult with each other in advance of any proposed submission, filing or communication (and documents submitted therewith) intended to be given by it to a Governmental Entity or Government Official in connection with the Transactions; provided that materials may be redacted (x) as necessary to comply with applicable Law, (y) for confidentiality or legal privilege and (z) to remove references concerning (A) the valuation of the businesses of the Company and the Company Subsidiaries and (B) projections, estimates, budgets, forecasts, plans or other information of the Company and the Company Subsidiaries and other materials that the Special Committee evaluated in connection with the Transactions. Each of the Parent Parties and the Company will, and will use reasonable best efforts to cause their respective Affiliates and any Person whose affiliation with the Parent Parties or any of their Affiliates results in such Person’s involvement in the Antitrust and/or FDI Approvals to, provide any and all information or documentary material, and take such other actions, that are reasonably required for the purpose of preparing and filing the notifications for the Antitrust and/or FDI Approvals and responding to any requests for additional information or documentary material from any Governmental Entity in relation to the Antitrust and/or FDI Approvals.

(c) The Company will give prompt written notice to Parent, and Parent will give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice will specify the condition which has failed or will fail to be satisfied, and (ii) any material written notice from any Governmental Entity or other Person in connection with the Transactions; provided that the delivery of any notice pursuant to this Section 6.3(c) will not limit or otherwise affect the remedies available hereunder to the Parent Parties or the Company.

(d) Without limiting anything in this Section 6.3, the Parent Parties agree to take promptly any and all steps necessary or reasonably advisable or as may be required by any Governmental Entity to obtain all Antitrust and/or FDI Approvals under any applicable Laws that may be required by any Governmental Entity so as to enable the Parties to consummate the Transactions, including the Merger, as expeditiously as practicable, including committing to and effecting, by consent decree, hold separate order, trust or otherwise, (A) selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets of the Company or its Subsidiaries or the Parent Parties or their respective controlled Affiliates, (B) terminating, amending or assigning existing relationships and contractual rights and obligations of the Company and/or its Subsidiaries or of the Parent Parties or their respective controlled Affiliates, (C) requiring the Company or any of its Subsidiaries or the Parent Parties or their respective controlled Affiliates to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party and (D) imposing limitations on the Company or its Subsidiaries or of the Parent Parties or their respective controlled Affiliates with respect to how they own, retain, conduct or operate all or any portion of their respective businesses or assets; provided that: (i) the Parent Parties and their respective Affiliates shall not be obligated to take the foregoing actions contemplated by this sentence with respect to the Parent Parties’ Affiliates (other than each of the Parent Parties, the Company and its Subsidiaries after the Closing), or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements, and any Intellectual Property rights thereto or embodied therein or any venture or other arrangement and (ii) any such action is conditioned upon the consummation of the Transactions.

Section 6.4 Indemnification, Exculpation and Insurance.

(a) Bidco agrees that, for a period of six (6) years (with respect to the Company), or seven (7) years (with respect to the Company’s Israeli Subsidiary Sapiens Technologies (1982) Ltd.), from and after the Effective Time, all rights existing as of the Agreement Date to indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current and/or former directors or officers of the Company and the Company Subsidiaries as provided in their respective memorandum and articles of association or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries in effect as of the Agreement Date will continue in full force and effect in accordance with their terms, and Bidco will cause the Surviving Company and the Company Subsidiaries to perform their respective obligations thereunder. With respect of the Company, Bidco shall cause the memorandum of association and the articles of association of the Surviving Company to contain provisions no less favorable with respect to indemnification, exculpation, and advancement of expenses than are set forth in the memorandum and articles of association of the Company on the Agreement Date as have been Made Available to Parent, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect (other than de minimis effects that are not the purpose of such amendment, repealment or modification) the rights thereunder of individuals who, prior to the Effective Time, were directors, or officers of the Company, with respect to acts or omissions occurring prior to the Effective Time, unless such modification shall be required by applicable Law. Without limiting the foregoing, from and after the Effective Time, Bidco shall, and shall cause the Surviving Company to, indemnify and hold harmless each individual who was prior to or is as of the Agreement Date, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries (the “Company Indemnified Parties”), against all claims, Liabilities, Judgments, fines, fees, costs and expenses, including reasonable and documented out-of-pocket attorneys’ fees and disbursements, incurred in connection with any Action (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director or officer of the Company or any Company Subsidiary, in each case, to the fullest extent permitted under applicable Law. In the event of any such Action, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within ten (10) Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, the Surviving Company’s memorandum and articles of association (or comparable organizational documents) or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such Person is not entitled to indemnification; and (y) the Surviving Company will cooperate in the defense of any such matter. Notwithstanding anything to the contrary contained in this Agreement, Bidco shall not (and Bidco shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Company Indemnified Parties covered by the claim, action, suit, proceeding or investigation from all liability arising out of such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years (with respect to the Company), or seven (7) years (with respect to the Company’s Israeli Subsidiary Sapiens Technologies (1982) Ltd.), from and after the Effective Time, the Surviving Company will, and Bidco will cause the Surviving Company to, either maintain or cause to be maintained in effect the current policies of directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance maintained by the Company or the Company Subsidiaries or provide substitute policies for the Company and Company Subsidiaries and the insured Persons who are covered by such insurance currently maintained by the Company and the Company Subsidiaries (the “Current Insurance”), in either case, with limits not less than the existing coverage and having other terms not less favorable to the insured Persons than the Current Insurance with respect to claims and matters arising from facts or events that occurred on or before the Effective Time, except that in no event will the Surviving Company be required to pay with respect to such insurance policies an aggregate premium of more than 300% of the aggregate annual premium most recently paid by the Company prior to the Agreement Date (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.4(b), it will obtain as much comparable insurance as possible for each year within such seven (7)-year period for an annual premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option (and shall, if Parent so requests), purchase “tail” directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance for a period of seven (7) years for the Company and the Company Subsidiaries and the insured Persons who are covered by Current Insurance, such tail insurance to provide coverage with limits not less than, and to have other terms not less favorable to the insured Persons than, the Current Insurance with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event will the aggregate cost of any such tail insurance exceed the Maximum Amount. Bidco will cause the Surviving Company to, and the Surviving Company will, maintain such insurance policies in full force and effect without any amendment adverse to the insured Persons thereunder, and continue to honor the obligations thereunder.

(c) The provisions of this Section 6.4 (i) will survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties) to the extent of such indemnified or insured party’s interest herein, and his or her heirs and estates, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d) From and after the Effective Time, Bidco shall guarantee the prompt payments of the obligations of the Surviving Company and the Company Subsidiaries under this Section 6.4.

(e) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Bidco and the Surviving Company will cause proper provision to be made so that the successors and assigns of the Surviving Company assume the Surviving Company’s obligations set forth in this Section 6.4.

(f) Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to insurance claims pursuant to any applicable insurance policy or indemnification agreement, it being understood and agreed that the indemnification provided for in this Section 6.4 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

Section 6.5 Transaction Litigation.

The Company will give Parent prompt notice of any shareholder Action commenced, or to the Company’s Knowledge, threatened, against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions, including any material developments with respect thereto, and promptly provide Parent with copies of all proceedings and correspondence relating to any such Action or threatened Action. The Company will give Parent the reasonable opportunity to consult with the Company and participate in the defense, release, compromise, waiver or settlement of any shareholder Action against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions. None of the Company, any Company Subsidiary or any Representative of the Company will compromise, settle or come to an arrangement regarding any such shareholder Action, in each case, unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed).

For purposes of this Section 6.5, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the shareholder Action by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not waived), and Parent may offer comments or suggestions with respect to such shareholder Action that the Company will consider in good faith with the Company retaining authority over such shareholder Action.

Section 6.6 Public Announcements.

Each of the Company and the Parent Parties agrees that no public release or announcement concerning the Transactions will be issued by or on behalf of any of them or their Subsidiaries without the prior written consent of the Company (as to any release by the Parent Parties or their respective Affiliates), and the Parent Parties (as to any release by the Company or its Subsidiaries), which consent of such Parties will not be unreasonably withheld or delayed, except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable national securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. The Company and the Parent Parties agree that the initial press release announcing the execution and delivery of this Agreement will be a joint press release of the Parent Parties and the Company and will not be issued prior to the approval of each of the Parent Parties and the Company. In addition, each of the Company and the Parent Parties will be entitled to issue separate press releases announcing the execution and delivery of this Agreement which, in the case of the Company’s initial press release, will be subject to prior approval of the Parent Parties and, in the case of the Parent Parties’ press release, will be subject to the prior approval of the Company (in all cases, such approval not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing provisions of this Section 6.6, (i) the Parent Parties, the Representatives of the Parent Parties, the Company and the Representatives of the Company may make public releases or announcements concerning the Transactions that are substantially consistent with previous press releases or announcements made by the Parent Parties and/or the Company in compliance with this Section 6.6, (ii) the Parent Parties and the Representatives of the Parent Parties, the Company and the Representatives of the Company may make public statements to the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are materially consistent with previous press releases, public disclosures or public statements made by the Company or the Parent Parties in compliance with this Section 6.6 and do not reveal material, non-public information regarding the other parties, the Merger, or the other Transactions, (iii) the Parent Parties, the Representatives of the Parent Parties, the Company and the Representatives of the Company may make internal announcements to their respective employees, and the Company and its Affiliates may make announcements to their respective customers; provided that such announcements are (a) in form and substance reasonably acceptable to the other Party and (b) regarding a general description of the Transactions that is otherwise consistent with the Parties’ permitted prior public disclosures regarding this Agreement and the Transactions, and (iv) the restrictions set forth in this Section 6.6 do not apply to any release or announcement (or any portion thereof) made or proposed to be made in connection with, or in response to, an Adverse Recommendation Change or an Alternative Proposal. Notwithstanding the foregoing, the Parent Parties, the Sponsors and their respective Affiliates, without consulting with the Company, may provide ordinary course communications regarding this Agreement and the Transactions to existing or bona fide prospective investors, financing sources, general and limited partners, equityholders, members and managers of any Affiliates of such person consistent with customary practice in the private equity industry, in each case, who are subject to customary confidentiality restrictions that would require such person to keep confidential such information.

Section 6.7 Employment and Company Benefits.

(a) For the period commencing at the Effective Time and ending on the first (1st) anniversary of the date on which the Effective Time occurs (or if earlier, the date of employment termination of the relevant Company Employee), Bidco will cause the Surviving Company to provide each Company Employee with (i) a base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to such Company Employee immediately prior to the Closing Date, (ii) short-term cash incentive compensation opportunities that are no less favorable than the short- term cash incentive compensation opportunities in effect for such Company Employee immediately prior to the Closing Date, (iii) severance payments and benefits that are no less favorable than the severance payments and benefits in effect for such Company Employee immediately prior to the Closing Date, as set forth in Section 6.7(a) of the Company Disclosure Letter, and (iv) other employee benefits (excluding equity or equity-based compensation, retention or change in control compensation, nonqualified deferred compensation, defined benefit pensions and retiree or post-employment welfare benefits (collectively, “Excluded Benefits”; provided that Excluded Benefits shall not include any such pension, retirement, post-employment or other benefits required by applicable non-U.S. Law)) that are substantially comparable in the aggregate to those provided to such Company Employee immediately prior to the Closing Date (other than any Excluded Benefits). For purposes of this Agreement, “Company Employee” means any employee of the Company or any Company Subsidiary who is employed at the Closing Date and who remains employed with the Surviving Company, any of its Subsidiaries, or any other Affiliate of Bidco immediately following the Closing. Notwithstanding anything in this Agreement to the contrary, (x) the terms and conditions of employment for any Company Employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law, and (y) this Section 6.7(a) shall not be deemed to alter any requirements imposed by applicable Law that are more favorable to a Company Employee (and in no event shall any such Company Employee be entitled to any duplication of benefits by reason thereof).

(b) For purposes of vesting, eligibility to participate and level of benefits under any employee benefit plans of Bidco and its Subsidiaries (exclusive of the Company) in which any Company Employees become eligible to participate on or after the Closing Date (the “New Plans”), Bidco shall, or shall cause the Company or any of its Subsidiaries to, provide each Company Employee with credit for his or her years of service with the Company and any respective predecessors before the Closing Date to the same extent and for the same purpose as such service was credited under the corresponding Company Benefit Plan as of the Closing Date; provided that the foregoing service credit shall not be required to apply (x) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (y) with respect to any Excluded Benefits. In addition, Bidco shall, or shall cause the Company or any of its Subsidiaries to, (i) cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans providing health or welfare benefits that replace the corresponding Company Benefit Plan in which such Company Employee was participating as of the date of such replacement, and (ii) for purposes of each New Plan providing group health benefits to any Company Employee during the plan year in which the Closing Date occurs, use commercially reasonable efforts to cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents to the extent such was waived under the corresponding Company Benefit Plan prior to Closing and (y) any eligible expenses incurred and paid by, and credited to, any Company Employee and his or her covered dependents during the portion of the plan year during which the Closing Date occurs to be taken into account under such New Plan for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Except as set forth on Section 6.7(c) of the Company Disclosure Letter, with respect to fiscal year 2025, Bidco shall or shall cause a Subsidiary to pay bonuses provided under the Company’s annual performance bonus programs for such fiscal year to each eligible Company Employee in the ordinary course of business based on actual performance as determined by Bidco in good faith, in consultation with the Company’s Chief Executive Officer, according to performance metrics applicable to such bonus opportunity.

(d) No provision of this Agreement will (i) create any right in any Company Employee or any other employee of the Company or any Company Subsidiary to continued employment by Bidco, Parent, the Surviving Company or their respective Affiliates, or preclude the ability of Bidco, Parent, the Surviving Company or their respective Affiliates to terminate the employment of any employee for any reason; (ii) require Bidco, Parent, the Surviving Company or any of their respective Affiliates to continue any particular Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date; or (iii) establish or amend any employee benefit plan of Bidco, Parent, the Company or any of their respective Affiliates. Without limiting the generality of Section 9.7, and any provision in this Agreement to the contrary notwithstanding, nothing in this Section 6.7 will create any third-party beneficiary rights in any Person, including any Company Employee or current or former Service Provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.8 Merger Sub.

Parent will cause Merger Sub to comply with and perform all of its obligations under or relating to this Agreement and the Plan of Merger, including, in the case of Merger Sub, to consummate the Merger on the terms and conditions set forth in this Agreement and the Plan of Merger. Immediately following the execution of this Agreement, Parent, as sole shareholder of Merger Sub, will authorize and approve (as applicable) this Agreement and the Plan of Merger.

Section 6.9 Stock Exchange Delisting; Deregistration.

Prior to the Closing Date, the Company will cooperate with the Parent Parties and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq and the TASE to enable the delisting by the Surviving Company of the Common Shares from Nasdaq and the TASE, the deregistration of the Common Shares under the Exchange Act and the suspension of the Company’s reporting obligations as promptly as practicable after the Effective Time.

Section 6.10 Financing.

(a) Subject to the terms and conditions of this Agreement, each Parent Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the proceeds of the Financing on a timely basis, but in any event no later than the Closing, on the terms and conditions described in the Equity Commitment Letter and the Financing Letters, including using (and causing its Subsidiaries to use) their respective reasonable best efforts to: (i) comply with and maintain in full force and effect the Equity Commitment Letter and the Financing Letters in accordance with, and subject to, the terms and conditions thereof; (ii) satisfy on a timely basis all conditions contained in the Equity Commitment Letter and the Financing Letters that are applicable to the Parent Parties and within the control of the Parent Parties; (iii) upon satisfaction of the conditions set forth in the Financing Letters, consummate the Debt Financing at or prior to the Closing; (iv) comply with its covenants or other obligations applicable to the Parent Parties and within the control of the Parent Parties pursuant to the Financing Letters at or prior to the time the Closing is required to occur; (v) enforce their rights under the Equity Commitment Letter and the Financing Letters, and (vi) not use any amount of the Financing for any purpose other than to satisfy its obligations under this Agreement unless such purpose is expressly permitted by the terms of the Equity Commitment Letter or the Financing Letters, in each case, to the extent that failure to do so would adversely affect the availability of the Financing at the Closing or would in any way reduce the amount of freely available funds needed to satisfy its obligations under this Agreement at Closing (and any change which causes (i) the conditionality of any Financing Letter to become more onerous to the Company (in the good faith determination of the Parent Parties) and/or (ii) reduce the period of time for which funds contemplated to be funded at Closing are available to be drawn shall be automatically regarded as adversely affecting the availability of the Financing).

(b) Neither Bidco nor its Affiliates shall initiate, request or agree to any amendment or other modification to, obtain any replacement of, or grant any waivers of, any condition or other provision of the Equity Commitment Letter or Financing Letter in a manner that would adversely affect the availability of, or would in any way reduce the freely available funds intended for use to satisfy its obligations under this Agreement at Closing at or prior to the Closing without the prior written consent of the Company (and any change which causes (i) the conditionality of any Financing Letter to become more onerous to the Company or Bidco (in the good faith determination of Bidco); (ii) reduce the period of time for which funds contemplated to be funded at Closing are available to be drawn; or (iii) results (or would reasonably result in) the termination of the Equity Commitment Letter or Financing Letter shall be automatically regarded as adversely affecting the availability of the Financing). Bidco shall not, other than as set out in the Equity Commitment Letter or the Financing Letters, permit, release or consent to the novation, transfer, delegation, assignment, withdrawal, termination, repudiation or rescission of any of the Equity Commitment Letter or the Financing Letters and shall not permit, release or consent to the termination of the obligations of any Financing Source party to any of the Financing Letters, in each case, without the prior written consent of the Company.

(c) In no event shall the Sponsors, the Parent Parties or any of their Affiliates (which for purposes of this Section 6.10(c) shall be deemed to include the parties to the Equity Commitment Letter and their Affiliates) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, from providing or seeking to provide financing or financial advisory services to any Person in connection with a transaction relating to the Company or its Subsidiaries or in connection with the Merger or the other Transactions.

(d) Each of the Parent Parties acknowledges and agrees that neither the obtaining of the Financing nor the obtaining of any Alternative Financing is a condition to the Merger or the Closing and reaffirms its obligation to consummate the Merger and the Transactions irrespective and independently of the availability of the Financing or any Alternative Financing, subject to the applicable conditions set forth in Section 7.1 and Section 7.2.

(e) The Parent Parties acknowledge and agree that none of the Company or its Subsidiaries or their respective Affiliates or its and their Affiliates’ respective Representatives shall incur any liability to any Person under any financing that the Parent Parties may raise in connection with the Transactions or any cooperation provided pursuant to this Section 6.10.

(f) Any breach of the Equity Commitment Letter or Financing Letter by Parent shall be deemed a breach by Parent of this Section 6.10. Parent shall (i) keep the Company reasonably informed of all material developments in respect of the Equity Commitment Letter and the Financing Letters (including any proposed amendments or waivers in respect thereof) and shall furnish the Company with complete, correct and executed copies of each amendment, waiver or other modification of the Equity Commitment Letter or the Financing Letters and any Alternative Financing agreement promptly upon their execution, (ii) give the Company prompt (but, in any event, within three (3) Business Days) written notice of any breach (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Equity Commitment Letter or the Financing Letters or any Alternative Financing agreement of which any Parent Party becomes aware and any withdrawal, repudiation or termination thereof of which any Parent Party becomes aware and, in each case, any written notice or other communication with respect to any of the foregoing, (iii) give the Company prompt (but, in any event, within three (3) Business Days) written notice of each material dispute or disagreement between or among the parties to the Equity Commitment Letter or the Financing Letters, (iv) notify the Company if for any reason Bidco no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing contemplated by the Financing Letters to be funded at the Closing, on the terms described therein and (v) upon the reasonable request of the Company, use reasonable best efforts to arrange and obtain as promptly as practicable, from the same and/or alternative debt financing sources, as applicable, alternative financing; provided that any alternative financing so arranged shall be in an amount, together with the amount of Financing remaining available and cash and cash equivalent on hand at the Company and its Subsidiaries, sufficient to pay the amount required to be paid hereunder on the Closing Date, in each case, upon terms and conditions not materially less favorable, taken as a whole, than those set forth in the Financing Letters (including, for the avoidance of doubt, any related “market flex” provisions) (“Alternative Financing”). In the event any Alternative Financing is obtained in accordance with this Section 6.10(f), references in this Agreement to “Debt Financing” shall also be deemed to refer to such Alternative Financing, as appropriate, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Debt Commitment Letter” and “Financing Letters,” as applicable, shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, as appropriate.

(g) Prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to and instruct its and their respective Representatives to, use reasonable best efforts to provide to the Parent Parties, in each case at Parent’s sole cost and expense, such customary cooperation as is reasonably requested by the Parent Parties in connection with the arrangement of the Financing, including:

(i) causing senior management of the Company, with appropriate seniority and expertise, to assist in preparation for and participate in a reasonable number of lender telephonic meetings, presentations and due diligence sessions in connection with the Financing at reasonable times and locations mutually agreed;

(ii) providing reasonable and customary assistance with the preparation by Bidco of lender presentations;

(iii) providing all customary documentation and other customary information about the Company and its Subsidiaries as is reasonably requested under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into Law on October 26, 2001, as amended from time to time) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time) and providing a certification regarding beneficial ownership required by 31 C.F.R. § 1010.230, in each case, at least four (4) Business Days prior to the Closing Date and to the extent requested in writing, at least six (6) Business Days prior to the Closing Date;

(iv) providing reasonable and customary assistance in taking corporate, limited liability company, partnership or other similar actions reasonably requested by the Parent Parties as is necessary to permit the consummation of the Financing on the Closing Date; provided that no such actions shall be required to be effective prior to the Closing;

(v) reasonably cooperating in satisfying the conditions precedent to the funding of the Debt Financing and the Equity Financing set forth in the respective Financing Letter, the Equity Commitment Letter or any definitive documentation relating to any of the Financings to the extent such condition requires the cooperation of, or is within the control of, the Company; and

(vi) reasonably assisting Bidco with Bidco’s preparation and execution of the definitive Debt Financing agreements (including all schedules thereto), including cooperating to (x) facilitate the pledging of, granting of security interests in and obtaining perfection of any Liens on, collateral in connection with the Debt Financing, (y) facilitate the provision of guarantees supporting the Debt Financing and (z) causing officers of the Company and its Subsidiaries to execute and deliver customary certificates and other documents as may reasonably be requested by the Buyer or the Financing Sources in connection with the Debt Financing; provided, with respect to the execution of such documents, that no such execution shall be required to be effective prior to the Closing;

provided that:

(A) in no event shall the Company or any of its Subsidiaries be required to provide any such cooperation to the extent it unreasonably interferes in any manner with the ongoing operations of the Company and its Subsidiaries;

(B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives on account of the Financing shall be effective until the Closing Date;

(C) in no event shall the Company or any of its Subsidiaries be required to pay any commitment or other fee or incur any cost, expense or liability in connection with the Financing prior to the Closing Date (in each case, except to the extent the Company is entitled to receive reimbursement or indemnification therefor pursuant to the last paragraph in this Section 6.10(g)), or enter into any definitive agreement, in connection with the Financing that is effective, prior to the Closing Date;

(D) nothing in this Section 6.10 shall require any action that would conflict with or violate any applicable Laws or result in, prior to the Closing Date, a material contravention of any note, bond, mortgage, indenture, Contract, Permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their properties is bound or affected on the Agreement Date;

(E) [reserved];

(F) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Financing, the disclosure of which is subject to attorney-client privilege or could reasonably result in the disclosure of any Trade Secrets or competitively sensitive information not otherwise required to be provided under this Agreement;

(G) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to prepare or deliver any pro forma financial information or projections;

(H) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to deliver any legal opinion in connection with the Financing;

(I) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to take any action that would cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement; and

(J) none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to take any action that would reasonably be expected to cause any director, officer, manager or employee or shareholder of the Company or any of its Subsidiaries to incur personal liability.

(h) Parent shall, in the event the Closing shall not occur by the End Date, (x) promptly following receipt of a written request therefor, reimburse the Company for all out-of-pocket costs and expenses (including (A) attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.10; and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under this Section 6.10) and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of the fraud or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives.

(i) The Company hereby consents to the use of its logos solely in connection with the Financing; provided that the Parent Parties shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any its Subsidiaries or the Company’s or any of its Subsidiaries’ reputation or goodwill.

Section 6.11 Resignations.

The Company shall use reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time, effective upon the Effective Time.

Section 6.12 Tax Matters.

(a) Intended U.S. Tax Treatment. For U.S. federal income tax purposes (and any applicable corresponding state or local income tax purposes), the Parties intend the exchange of Common Shares for Per Share Merger Consideration pursuant to the Merger constitute a sale or exchange of such Common Shares under Section 1001 of the Code. The Parties shall report consistently with the foregoing sentence for all applicable Tax purposes (including the filing of Tax Returns) and shall not take any position inconsistent therewith unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees (“Transfer Taxes”) incurred in connection with the transaction contemplated by this Agreement and the transactions contemplated hereby (other than those described in Section 2.2(c)) shall be paid by the Parent Parties when due. The Parent Parties shall prepare and file, at their expense, all Tax Returns and other documentation with respect to such Transfer Taxes.

(c) Israeli Tax Rulings.

(i) As soon as practicable after the Agreement Date, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application in form and substance acceptable to Parent for the Interim Options Tax Ruling. As soon as practicable after obtaining the Interim Tax Ruling, the Company, in coordination with Parent, shall file with the ITA an application in form and substance acceptable to Parent for the Options Tax Ruling.

(ii) As soon as practicable following the Agreement Date, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA, within ten (10) Business Days of the Agreement Date, an application for a ruling (which shall be reviewed and approved by Parent and its Israeli counsel prior to its submission to the ITA) that (i) with respect to holders of Common Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company, Merger Sub, the Israeli Withholding Agent, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Aggregate Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Common Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Common Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than 102 Shares) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Aggregate Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Common Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(d) Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling, and the Company shall inform Parent’s Israeli counsel of the content of any discussions and meetings relating thereto in advance and allow Parent’s Israeli counsel to participate in any such discussions or meetings, at Parent’s expense. The final text of the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, including appendices thereof, shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed, it being understood that in the event that the Withholding Tax Ruling shall impose non-standard or uncommon restrictions or obligations, Parent may in its discretion accept or agree to, or refuse to accept or agree to, any such restrictions or obligations. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. Should Parent’s counsel not be able to attend any meeting with the ITA, the Company shall provide Parent with an update of such meetings or discussion within two (2) Business Days of such meeting or discussion.

(e) Cooperation. The Parent Parties and the Company shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to reasonably cooperate as and to the extent reasonably requested by the applicable other Party, and by the Rollover Shareholder, in connection with the preparation, execution and filing of Tax Returns, the filing for any Tax ruling (including with respect to the structure of the transactions contemplated by the Rollover Agreement), the making of any Tax elections (including, for the avoidance of doubt, any election under Section 338(g) of the Code, in which case, such cooperation shall include providing any certifications under Treasury Regulations Section 1.1445-2(c) with respect to applicable U.S. Subsidiaries of the Company), and the conduct of any audit, examination, or claim or with respect to Taxes relating to the Company.

Section 6.13 IIA Matters.

Prior to the Closing, the Company and its Subsidiaries shall (i) reasonably consult with Parent regarding all matters relating to the IIA, (ii) to the extent permitted under applicable Laws, not discuss with the IIA or present to the IIA any facts or information relating to the Agreement or the Transactions without obtaining Parent’s or its counsel’s prior written consent, (iii) not receive any Governmental Grants from the IIA, (iv) not apply for any new IIA approvals for Governmental Grants without obtaining Parent’s or its counsel’s prior written consent, (v) not exercise any new IIA approval for Governmental Grants if granted to the Company or its Subsidiaries and (vi) not enter into any agreements or arrangements with the IIA without Parent’s prior written consent, including in connection with the September 2024 application by the Company’s Israeli Subsidiary to the IIA for royalty settlement arrangements.

Article VII
CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by Law, written waiver by such Party at or prior to the Closing of each of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) is in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other Transactions.

(c) Requisite Regulatory Approvals. The Requisite Regulatory Approvals have been obtained and remain in full force and effect.

Section 7.2 Conditions to Obligations of the Company.

The obligations of the Company to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, written waiver by the Company at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Parent Parties contained in this Agreement (except for the representations and warranties contained in Section 4.1, Section 4.2 and Section 4.7) are true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (ii) the representations and warranties of the Parent Parties contained in Section 4.1, Section 4.2 and Section 4.7 are true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Parent Parties. The Parent Parties have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c) Parent Certificate. Parent has delivered to the Company a certificate, dated as of the Closing Date and signed by an authorized officer of Parent, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3 Conditions to Obligations of the Parent Parties.

The obligations of the Parent Parties to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, written waiver at by Parent prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 3.1, Section 3.2(a), Section 3.3(a) through (d), Section 3.4, Section 3.5(a)(i), Section 3.9(a)(ii), Section 3.20, the first sentence of Section 3.21 and Section 3.22) are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.1, Section 3.2(a), Section 3.3(a) through (d) (other than the first two sentences of Section 3.3(a)), Section 3.4, Section 3.5(a)(i), Section 3.20, the first sentence of Section 3.21 and Section 3.22, are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) in all material respects; (iii) the representations and warranties of the Company contained in the first two sentences of Section 3.3(a) are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except for inaccuracies that are de minimis relative to the total fully-diluted equity capitalization of the Company, and (iv) the representations and warranties of the Company contained in Section 3.9(a)(ii) are true and correct at and as of the Closing as if made at and as of such time.

(b) Performance of Obligations of the Company. The Company has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the Agreement Date, there has not occurred any circumstance, occurrence, effect, change, event, or development that has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing as of the Closing.

(d) Company Certificate. The Company has delivered to Parent a certificate, dated as of the Closing Date and signed by its Principal Executive Officer or Principal Financial Officer, certifying to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b), and Section 7.3(c) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination.

This Agreement may be terminated at any time prior to the Effective Time (except with respect to Section 8.1(d) and Section 8.1(f), whether before or after receipt of the Company Shareholder Approval):

(a) by mutual written consent of the Company (provided that such termination has been approved by the Special Committee) and Parent;

(b) by either the Company (acting at the recommendation of the Special Committee) or Parent:

(i) if the Merger is not consummated on or before 5:00 p.m., Eastern Time, on February 8, 2026 (the “End Date” as may be extended by the mutual written agreement of Parent and the Company); provided that if all of the conditions set forth in Article VII (other than those conditions that by their nature cannot be satisfied until the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place at such time) have been satisfied or waived other than (A) the condition set forth in Section 7.1(c) with respect to Requisite Regulatory Approvals or (B) the condition set forth in Section 7.1(b) with respect to absence of Legal Restraints (to the extent the applicable Law or Judgment relates to the Requisite Regulatory Approvals to be satisfied)), either the Company or Parent shall have the right by delivering written notice to the other party to extend the End Date to 5:00 p.m., Eastern Time, on April 9, 2026; provided further that the right to terminate this Agreement under this Section 8.1(b)(i) will not be available to any Party whose breach of any provision of this Agreement, directly or indirectly, primarily causes or results in the failure of the Merger to be consummated by the End Date (it being understood that the Parent Parties’ failure to close solely as a result of the unavailability of the Debt Financing to be funded at the Closing which failure shall not have resulted primarily from one or more breaches by any Parent Party of this Agreement shall not limit Parent’s right to terminate pursuant to Section 8.1(b)(i); it being further understood that for the purposes of this Section 8.1(b)(i), any such breach by a Parent Party shall be considered a breach by Parent);

(ii) if the condition set forth in Section 7.1(b) is not satisfied and the Legal Restraint giving rise to such non-satisfaction has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) will not be available to a Party if the issuance of such Legal Restraint was primarily due to the failure of such Party, and, in the case of Parent, the failure of any Parent Party to perform any of its obligations under this Agreement; or

(iii) if the Company Shareholder Approval has not been obtained at a duly convened Company Shareholders Meeting (including any due adjournment thereof) at which a vote on the Merger was taken.

(c) by the Company (acting at the recommendation of the Special Committee), if any Parent Party has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of any Parent Party has become untrue, in each case, such that the conditions set forth in Section 7.2(a) or Section 7.2(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(c) unless any such breach or failure to be true, if curable, has not been cured by the earlier of (i) 20 Business Days after written notice by the Company to Parent informing Parent of such breach or failure to be true and (ii) the day prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this  Section 8.1(c) if the Company is then in breach of this Agreement in any material respect;

(d) by the Company (acting at the recommendation of the Special Committee) prior to receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.5(d) (with such definitive written agreement being entered into substantially concurrently with such termination of this Agreement); provided that the Company pays the Company Termination Fee substantially concurrently with such termination;

(e) by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.1(e) unless any such breach or failure to be true, if curable, has not been cured by the earlier of (i) 20 Business Days after written notice by Parent to the Company informing the Company of such breach or failure to be true and (ii) the day prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if any Parent Party is then in breach of this Agreement, the Rollover Agreement or the Support Agreement in any material respect;

(f) by Parent prior to the Company Shareholders Meeting if (i) an Adverse Recommendation Change has occurred (provided that the mere fact that a written notice was delivered by the Company to Parent in accordance with Section 5.5(d)(i) stating the Company’s intention to make an Adverse Recommendation Change in advance thereof will not in and of itself result in Parent having any termination rights pursuant to this Section 8.1(f)), (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act made by a Third Party, the Special Committee fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 Business Days of the commencement of such tender offer or exchange offer or (iii) after the public disclosure of an Alternative Proposal and Parent’s request to reaffirm the Company Recommendation, the Special Committee fails to publicly reaffirm the Company Recommendation no later than the earlier of (A) five (5) Business Days after Parent so requests in writing and (B) two (2) Business Days prior to the End Date; provided that the Company must receive the request from Parent at least 24 hours prior to such reaffirmation being required; and provided, further, that in no event will the Company or the Special Committee be obligated to publicly reaffirm the Company Recommendation more than once with respect to each such publicly announced Alternative Proposal or more than once with respect to each publicly announced material modification thereof; or

(g) by the Company, if (i) all of the conditions set forth in Section 7.1 and Section 7.3 are satisfied or validly waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied at the Closing), (ii) the Company irrevocably confirms to the Parent Parties in writing, on or following the date on which the Closing is required to occur pursuant to Section 2.3, that it stands ready, willing and able to consummate the Closing and that all of the closing conditions set forth in Section 7.2 have been satisfied or validly waived (or would then be satisfied if the Closing were to occur as of the third (3rd) Business Day following delivery of such confirmation) and (iii) the Parent Parties fail to consummate the Closing on or prior to the later of the date that the Closing should have occurred pursuant to Section 2.3 and the third (3rd) Business Day following delivery of such confirmation of the Company referred to in clause (ii).

Section 8.2 Effect of Termination.

In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement will forthwith become void and have no effect, without any Liability on the part of the Parties (or any shareholder or Representative of a Party), other than Liability arising from Section 6.6, Section 6.10(h), this Section 8.2, Section 8.3 and Article IX, which provisions will survive such termination of this Agreement; provided that nothing herein will relieve a Party from Liability resulting from such Party’s fraud or willful breach of this Agreement; provided, however, that in no event will the Parent Parties or the Parent Related Parties have any Liability for monetary damages (including damages for fraud, willful breach, monetary damages in lieu of specific performance or otherwise) in the aggregate in excess of the amount of the Parent Termination Fee, the Enforcement Expenses and the Reimbursement Obligations and subject in all respects to the limitations set forth in Section 8.3(d), Section 8.3(e) and Section 8.3(f). For purposes of this Agreement, “willful breach” means a material breach that is a consequence of an act or omission undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Non-Disclosure Agreement and the Limited Guarantee, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

Section 8.3 Fees and Expenses.

Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the Transactions will be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated.

(a) The Company will pay to Parent a fee of $61,581,495.00 (the “Company Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.1(d) (Superior Proposal) or Parent terminates this Agreement pursuant to Section 8.1(f) (Adverse Recommendation Change); or

(ii) (A) after the Agreement Date but prior to the termination of this Agreement pursuant to Section 8.1 (in the case of a termination pursuant to Section 8.1(b)(i) (End Date) or Section 8.1(e) (Company Breach)) or the date of the Company Shareholders Meeting (in the case of a termination pursuant to Section 8.1(b)(iii) (No Company Shareholder Approval)), an Alternative Proposal is publicly made by a Third Party to the Company or the Special Committee or is made directly to the Company’s shareholders by a Third Party and in each case, not publicly withdrawn at least two (2) Business Days prior to the Company Shareholders Meeting; (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) (End Date) or by Parent pursuant to Section 8.1(b)(iii) (No Company Shareholder Approval) or Section 8.1(e) (Company Breach); and (C) within 12 months of such termination, (x) the Company enters into a definitive Contract for an Alternative Proposal and such Alternative Proposal is consummated (whether during or after such 12-month period) or (y) an Alternative Proposal is consummated; provided, however, that for purposes of this Section 8.3(a)(ii), the references to 20% in the definition of “Alternative Proposal” will be deemed to be references to 50%.

Any Company Termination Fee due under this Section 8.3(a) will be paid by wire transfer of same-day funds (x) in the case of termination of this Agreement by the Company pursuant to Section 8.1(d), substantially concurrently with and not later than the next Business Day following such termination, (y) in the case of termination of this Agreement by Parent pursuant to Section 8.1(f), no later than the fifth (5th) Business Day immediately following the date of such termination, and (z) in the case of clause  (ii) above, on the date of consummation as referred to in clause (ii) (C) above.

(b) Notwithstanding anything to the contrary in this Agreement or otherwise, if this Agreement is validly terminated pursuant to Section 8.1, and Parent receives full payment of the Company Termination Fee and Enforcement Expenses under the circumstances in which the Company Termination Fee is payable as provided in this Section 8.3, the receipt of the Company Termination Fee and Enforcement Expenses (if any) will be (i) the sole and exclusive remedy of the Parent Parties against the Company, its Affiliates and its Subsidiaries and any of their respective direct or indirect former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the “Company Related Parties”) in respect of this Agreement and the Transactions and for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise, and upon full payment of such amount (in circumstances where the Company Termination Fee is payable), none of the Company Related Parties shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or the Transactions and (ii) deemed to be liquidated damages for any and all damages or losses suffered or incurred by the Parent Parties or their respective Affiliates in connection with this Agreement and the termination of this Agreement (or any matter forming the basis for such termination), and neither the Parent Parties nor any of their respective Affiliates or Parent Related Parties will be entitled to bring any Action or otherwise be entitled to any remedy against the Company or any of its Affiliates or other Company Related Party, at law or in equity or otherwise, arising from or in connection with this Agreement (including the termination thereof) or any of the Transactions. Any payment of the Company Termination Fee will be payable only once and not in duplication even though such payment may be payable under one or more provisions of this Section 8.3. The Company Related Parties are intended third party beneficiaries of this Section 8.3(b).

(c) In the event that this Agreement is terminated (A) by the Company pursuant to Section 8.1(c) or Section 8.1(g) or (B) by Parent pursuant to Section 8.1(b)(i) in circumstances in which the Company had the right to terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(g), then within five (5) Business Days after demand by the Company, Parent shall pay to the Company a fee equal to $172,428,187.00 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d) Notwithstanding anything to the contrary in this Agreement or otherwise, (x) if this Agreement is validly terminated pursuant to Section 8.1 under the circumstances in which the Parent Termination Fee is payable in accordance with Section 8.1(c), the Company’s right to receive payment of the Parent Termination Fee, the Reimbursement Obligations (if any) and the Enforcement Expenses (if any), to the extent owed pursuant to this Section 8.3, together with the Company’s right to enforce its rights under the Non-Disclosure Agreement and the Limited Guarantee and the Company’s right to specific performance pursuant to, and subject to the limitations of, Section 9.10, will be the sole and exclusive remedies of the Company and its Affiliates and the Company Related Parties against (A) the Parent Parties or the Sponsors; (B) the former, current and future holders of any equity, controlling persons, Affiliates, Representatives, members, directors, officers, employees, managers, general or limited partners, stockholders or shareholders and assignees of each of the Parent Parties and the Sponsors and any holder of any equity, controlling person, Affiliate, Representative, member, manager, general or limited partner, stockholder or shareholder and assignee of any of the foregoing (such persons, excluding the Parent Parties, but including the Sponsors, collectively, the “Parent Related Parties”); and (C) the Financing Sources, in respect of this Agreement, any agreement executed in connection herewith (including the Financing Letters, the Equity Commitment Letter and the Limited Guarantee) and the transactions contemplated hereby and thereby; and, upon payment to the Company in full of the Parent Termination Fee, Reimbursement Obligations (if any) and Enforcement Expenses (if any), to the extent owed pursuant to this Section 8.3, none of the Parent Parties, the Parent Related Parties or the Financing Sources will have any liability or obligation to the Company or its Affiliates or any Company Related Party relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Financing Letters, the Equity Commitment Letter and the Limited Guarantee) or the Transactions (except that the Parties (or their Affiliates, if applicable) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Non-Disclosure Agreement) including with respect to any breach of this Agreement by the Parent Parties or failure of any Parent Party to perform its obligations hereunder (whether such breach or failure to perform is knowing, deliberate, willful (including a willful breach), intentional, unintentional or otherwise), or the failure of the Merger or the other Transactions to be consummated, and (y) if this Agreement is validly terminated pursuant to Section 8.1(c) under the circumstances in which the Parent Termination Fee is not payable in accordance with Section 8.3(c), the Company may seek to recover monetary damages from Parent for a willful breach (but, for the avoidance of doubt, not for any other breach or failure to perform hereunder) that occurs prior to such termination, and in no event shall the Company or its Affiliates or any Company Related Party seek or be entitled to obtain, nor will any other Person be entitled to seek or obtain, any monetary damages (including any consequential, special, indirect or punitive damages) from Parent, Merger Sub or any of the Parent Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith, or the Transactions in excess of the amount of the Parent Termination Fee and, if applicable, the Enforcement Expenses and Reimbursement Obligations.

(e) The Parties acknowledge and agree that, while the Company may pursue a grant of specific performance in accordance with, and subject to the limitations of, Section 9.10, and payment of the Parent Termination Fee or other monetary damages in accordance with, and subject to the limitations of, this Section 8.3, in no event shall the Company or any Company Related Parties be entitled to obtain (i) both (x) a grant of specific performance pursuant to Section 9.10 that results in the Closing occurring and (y) payment of the Parent Termination Fee or other monetary damages and any applicable Enforcement Expenses and Reimbursement Obligations to the extent owed or (ii) both (x) an award of monetary damages and (y) the Parent Termination Fee and, if applicable, Enforcement Expenses. In no event shall Parent or the Company be required to pay the Parent Termination Fee or the Company Termination Fee, as applicable on more than one occasion. The Parent Related Parties and the Financing Sources are intended third party beneficiaries of Section 8.3(d), this Section 8.3(e) and Section 8.3(f).

(f) Notwithstanding anything to the contrary in this Agreement (including Section 8.3(d), Section 8.3(e) and this Section 8.3(f)), if the Parent Termination Fee and, if applicable, the Enforcement Expenses and Reimbursement Obligations are paid to the Company in full, under no circumstances will any Company Related Party, or the Company Related Parties in the aggregate, be entitled to monetary damages or monetary remedies for any claims, damages or other losses suffered as a result of the failure of the transactions contemplated by this Agreement or in the Equity Commitment Letter or the Financing Letters to be consummated or for a breach or failure to perform hereunder or thereunder or for any representation made or alleged to have been made in connection herewith or therewith, in excess of the amount of the Parent Termination Fee and, if applicable, the Enforcement Expenses and Reimbursement Obligations.

(g) Acknowledgement. Each of the parties acknowledges and agrees that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or a Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.3(a) or Section 8.3(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate the Parent Parties or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.3, the parties would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 8.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all reasonable and documented fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such Party) (collectively, the “Enforcement Expenses”) provided, that in no event shall any Party be required to pay Enforcement Expenses in an aggregate amount exceeding $8,000,000.

Section 8.4 Amendment.

This Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, no amendment that by Law, requires further approval by the Company’s shareholders will be made without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement will be submitted to be approved by the Company’s shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Termination of this Agreement prior to the Effective Time will not require the approval of the shareholders of the Parent Parties or the Company.

Section 8.5 Extension; Waiver.

At any time prior to the Effective Time, the Parties may (in writing) (i) extend the time for the performance of any of the obligations or other acts of the other Parties; (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any covenants and agreements contained in this Agreement; or (iv) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company will require the approval of the Company’s shareholders unless such approval is required by Law but will be at the direction of and only be valid if approved by the Special Committee. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. No failure or delay by any Party in exercising any right, power, or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

Article IX
GENERAL PROVISIONS

Section 9.1 Non survival of Representations and Warranties.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time. Notwithstanding the foregoing, this Section 9.1 will not limit the obligations of any Party under any covenant or agreement of such Party that by its terms contemplates performance after the Effective Time (including, for the avoidance of doubt, the covenants set forth in Section 6.12).

Section 9.2 Notices.

All notices, requests, claims, demands and other communications under this Agreement will be in writing (including email, so long as a receipt of such email is requested and received and no “bounceback” or notice of non-delivery is received) and will be given to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a) if to the Company, to:

Sapiens International Corporation N.V.

Azrieli Center

26 Harokmim St.

Holon, Israel 5885800

Email: [***]; [***]

Attention: Roni Al-Dor; Roni Giladi

with copies (which will not constitute notice) to:

Meitar Law Offices

16 Abba Hillel Road

Ramat Gan, Israel 5250608

Email: mrimon@meitar.com; ranc@meitar.com

Attention: Mike Rimon, Adv., Ran Camchy, Adv.

and

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Email: joshua.kiernan@lw.com; josh.dubofsky@lw.com; gilad.zohari@lw.com

Attention: Joshua Kiernan; Josh Dubofsky; Gilad Zohari

and

Walkers

The Scalpel, 11th Floor, 52 Lime Street

London, EC3M 7AF, United Kingdom

Email: neil.mcdonald@walkersglobal.com

Attention: Neil McDonald

(b) if to Bidco, Parent or Merger Sub, to:

c/o Advent International, L.P.

800 Boylston Street

Boston, MA 02199

Attention: Advent Legal

Email: [***]

with copies (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Willard S. Boothby, P.C.; Michael Chung

Email: willard.boothby@kirkland.com; michael.chung@kirkland.com

All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. New York City time on a Business Day in the place of receipt. Otherwise, any such notice, request, or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 9.3 Definitions.

(a) For purposes of this Agreement:

“102 Options” means Company Options subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.

“102 RSUs” means Company RSUs subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.

“102 Shares” means Common Shares issued upon exercise of 102 Options or vesting of 102 RSUs (including Common Shares issued upon exercise of awards granted under the Prior Company Share Plans) and deposited with the 102 Trustee.

“102 Trustee” means the trustee nominated by the Company as trustee for the Company Share Plans in accordance with Section 102.

“3(i) Options” means Company Options subject to Tax in accordance with Section 3(i) of the Ordinance.

“3(i) RSUs” means Company RSUs subject to Tax in accordance with Section 3(i) of the Ordinance.

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, qui tam action, demand, hearing, investigation, audit, litigation, arbitration, mediation, proceeding, summons, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Adverse Recommendation Change” will occur if the Company Board (acting at the recommendation of the Special Committee) or the Special Committee (a) adopts, approves or recommends, or publicly proposes to adopt, approve or recommend to the shareholders of the Company, an Alternative Proposal or take any action or make any statement inconsistent with the Company Recommendation or the Special Committee Recommendation, (b) fails to include the Company Recommendation or the Special Committee Recommendation in the Proxy Statement when required under this Agreement; (c) fails to make, changes, withholds, withdraws, qualifies or modifies or authorizes, resolves or proposes publicly to change, withhold, withdraw, qualify or modify the Company Recommendation or the Special Committee Recommendation in a manner adverse to the Parent Parties; (d) takes any public action, or makes any public statement, filing or release adverse to the Company Recommendation or the Special Committee Recommendation (including recommending against the Merger or approving, endorsing or recommending any Alternative Proposal), (e) fails to publicly reaffirm the Company Recommendation following any Alternative Proposal or any material modification thereto having been publicly made, proposed or communicated (and not publicly withdrawn) within five (5) Business Days after Parent so requests in writing, (f) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act made by a Third Party, fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 Business Days of the public commencement of such tender offer or exchange offer or (g) publicly proposes or agrees to any of the foregoing.

“Affiliate” of any Person means (a) another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided that for purposes of this definition as used in this Agreement, none of the Company or any of the Company Subsidiaries will be deemed to be Affiliates of the Sponsors or the Parent Parties, or vice versa, prior to Closing, and (b) this definition will not preclude the SEC from determining that, for purposes of Rule 13e-3 of the Exchange Act, a Party should be deemed an Affiliate and a “filing person” for purposes of the Schedule 13E-3 and, in that case, such Party will be subject to the same cooperating obligations set forth under clauses of (b) through (d) of Section 6.1. Notwithstanding anything to the contrary in this Agreement, none of the Sponsors, their Affiliates or portfolio companies (other than the Company and its Subsidiaries from and after the Closing) shall be considered Affiliates of the Parent Parties for purposes of Section 5.4 (except to the extent listed on Section 5.4 of the Parent Disclosure Letter) or Section 6.3 (other than Section 6.3(b) for which the Sponsors shall be deemed to be Affiliates of the Parent Parties).

“Alternative Proposal” means any proposal or offer (whether or not in writing), other than from the Parent Parties or their respective Affiliates, with respect to any (a) merger, amalgamation, scheme of arrangement, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination, or tender offer, share purchase or other transaction involving or relating to the Company, or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated total assets of the Company or to which 20% or more of the consolidated total revenue or net income of the Company are attributable, that would result in any Third Party beneficially owning, directly or indirectly, in one or a series of related transactions 20% or more of the outstanding equity interests or consolidated total assets of the Company or any successor or parent company thereto; (b) transaction in which any Person (or the shareholders of any Person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of Common Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of any class of Common Shares of the Company; or (c) any combination of the foregoing (in each case, other than the Transactions).

“Anti-Bribery Legislation” means all and any of the following: the U.S. Foreign Corrupt Practices Act of 1977; the U.K. Bribery Act 2010, and any other applicable Laws relating to bribery or corruption.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Hard-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder (the “HSR Act”), the Federal Trade Commission Act of 1914 and all Laws, in any jurisdiction, whether domestic or foreign, national or supranational, in each case, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Applicable Subsidiary” shall mean the applicable Subsidiary of the Surviving Company at which a Person who was, immediately prior to the Effective Time, a holder of a Company Option or Company RSU, is employed.

“Bidco Board” means the Board of Directors of Bidco.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. and the offices of the Registrar of Companies in the Cayman Islands are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in (i) New York, New York, (ii) London, United Kingdom, (iii) Tel Aviv, Israel or (iv) the Grand Duchy of Luxembourg.

“Code” means the United States Internal Revenue Code of 1986.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company SEC Documents.

“Company Balance Sheet Date” means March 31, 2025.

“Company Benefit Plan” means each (a) “employee benefit plan” (as defined in Section 3(3) of ERISA), (b) severance pay, salary continuation, pay in lieu of notice, employment, consulting, bonus, incentive, retention, change in control, compensation, shares option, shares purchase, shares unit, restricted shares, or other plan, agreement, practice, custom, arrangement, program or policy providing for equity or equity-based compensation or other forms of incentive or deferred compensation, fringe benefit, loan, relocation, repatriation, expatriation, health insurance, life insurance, disability insurance, retirement, provident fund, pension, profit sharing or deferred compensation plan, contract, program, fund, policy or arrangement of any kind, and (c) each other benefit or compensation plan, contract, program, fund, policy or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, shareholders, consultants or individual independent contractors of the Company or a Company Subsidiary (or dependents or beneficiaries thereof); that, in each of the case of (a) through (c), is sponsored, maintained, contributed to, or required to be contributed to, by the Company or a Company Subsidiary, or with respect to which the Company or a Company Subsidiary has or could reasonably be expected to have any Liability (including on account of an ERISA Affiliate).

“Company Board” means the Board of Directors of the Company.

“Company Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters (each, an “Effect”), is or would reasonably be expected to (i) have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) prevent, materially delay or impair the consummation by the Company of the Merger, excluding, solely in the cause of clause (i) any such Effect to the extent resulting from:

(a) changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets (including changes in interest or currency exchange rates, tariffs or trade wars, commodity prices or raw material prices, increases in operating costs or capital expenses (including any disruption thereof) and any stoppage or shutdown of any activity by the U.S., Israeli or Cayman Islands government or otherwise or any default by the U.S., Israeli or Cayman Islands government or delays or failure to act by any Governmental Entity);

(b) changes generally affecting the industry in which the Company and the Company Subsidiaries operate, including cyclical fluctuations and trends;

(c) geopolitical conditions, acts of war and/or other hostilities, in each case including any outbreak or escalation thereof (whether or not declared), as well as sabotage or terrorism act (including cyber terrorism);

(d) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, epidemic, plague, disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal), or other natural or man-made disaster, other than any changes involving any existing conflicts, acts of war or disputes;

(e) changes in GAAP (or interpretation or enforcement thereof) or applicable Law;

(f) changes in the market price or trading volume of the Common Shares or the credit rating of the Company (provided that an Effect underlying or that contributed to such changes may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect);

(g) the failure of the Company and the Company Subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that an Effect underlying or that contributed to such failure may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect);

(h) the negotiation, execution, announcement, pendency or consummation of the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), including the announcement, pendency or consummation of the Transactions, in each case, solely to the extent attributable to the identity of the Parent Parties, the Sponsors or their respective Affiliates, including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners or employees of the Company or the Company Subsidiaries (it being understood that this clause (h) will not apply to the term “Company Material Adverse Effect” as used in Section 3.9, any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement (including Section 3.4 and Section 3.5), the announcement or pendency of this Agreement, the consummation of the Transactions, or the performance of obligations hereunder or thereunder, or Section 7.3(a) with respect to any such representation or warranty);

(i) any shareholder Action in respect of this Agreement (or the Transactions), or the Proxy Statement or the Schedule 13E-3 (including breach of fiduciary duty and disclosure claims); and

(j) any action taken by the Company or the Company Subsidiaries (A) at the written direction of Parent or (B) required by the express terms of this Agreement; provided that notwithstanding the foregoing, in the cases of clauses (a), (b), (c), (d) and (e), to the extent such Effect have had a disproportionately adverse effect on the Company and the Company Subsidiaries relative to the other companies operating in the industry in which the Company and the Company Subsidiaries operate, then only such incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred (and then only to the extent such incremental disproportionate adverse effect is not excluded by the other exceptions in this definition).

“Company Options” means stock options to purchase Common Shares of the Company, granted under the terms and conditions set forth under the Company Share Plans.

“Company-Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or a Company Subsidiary.

“Company Series B Debentures” means the unsecured, non-convertible Series B debentures of the Company due on January 1, 2026.

“Company RSUs” means a restricted share unit awards granted under terms and conditions set forth under the Company Share Plans.

“Company Shareholder Approval” means the affirmative vote of at least two-thirds (in person or by proxy) of the voting power of the Company’s outstanding Common Shares, voting together as a single class, entitled to vote and actually voting at the Company Shareholders Meeting, authorizing and approving this Agreement, the Plan of Merger and the Transactions.

“Company Share Plans” means (i) the Sapiens International Corporation N.V. 2011 Share Incentive Plan, (ii) the Sapiens International Corporation N.V. 2021 Stock Incentive Plan, and (iii) the Prior Company Share Plans.

“Company Subsidiary” means any Subsidiary of the Company.

“Contract” means, with respect to any Person, any legally binding agreement, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, option, instrument, commitment, covenant-not-to-sue, or other legally binding arrangement (in each case, other than purchase orders, invoices or statements of work): (a) to which such Person is a party; (b) by which such Person or any of its assets are legally bound or under which such Person has any legal obligation; or (c) under which such Person has any legal right or legal interest.

“Deed of Trust” means that certain deed of trust entered on September 12, 2017 by and between the Company and Mishmeret Trust Services Company Ltd. in connection with the Company Series B Debentures.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“ERISA Affiliate” means any Person that at an applicable time would be treated with the Company or any of its Subsidiaries as a single employer pursuant to Section 414 of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Excluded Shares” means, collectively, (i) Common Shares held by Parent, Merger Sub or any of their respective Subsidiaries, (ii) Common Shares held by the Company or any Subsidiary of the Company or held in the Company’s treasury and (iii) any Non-Rollover Shares held by Merger Sub pursuant to Section 1.1(a).

“Exclusivity Agreement” means the exclusivity agreement, dated as of June 9, 2025, as amended on July 7, 2025, entered into by and between the Company and Advent International, L.P., acting on behalf of funds under its management.

“FDI Laws” shall mean all Laws in any jurisdiction, whether domestic or foreign, in each case, any foreign investment federal, state or local Law issued, enacted or promulgated by any Governmental Entity, that provides for national security and/or public order reviews in connection with the acquisition of any interests in or assets of a business.

“Financing Sources” means the Persons that have committed to provide or arrange any Debt Financing or Alternative Financing in connection with the Transactions, including the parties named in the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives involved in the Debt Financing and their permitted successors and assigns.

“Government Official” means (a) an employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Entity; (b) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (c) an officer of or individual who holds a position in a political party; (d) a candidate for political office; (e) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any of its agencies; or (f) an officer or employee of a supranational organization (e.g., World Bank, United Nations, International Monetary Fund).

“Governmental Entity” means any U.S., Israeli, Cayman Islands or any other national, supranational, foreign, provincial, state, municipal or local government, governmental, regulatory or administrative authority, agency, body, branch, or bureau, boards, instrumentality or commission or any court, tribunal, judicial or arbitral body (public or private), industry or trade, including competition authorities and any institution or any agency thereof. The term also includes officials, employees or representatives, of the entities outlined in this definition.

“Governmental Grant” means any grant, funding, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief, support or privilege (including approval to participate in a program or framework without receiving financial support), including any application therefor, whether pending, approved, provided or made available by or on behalf of or under the authority of any Governmental Entity, including the IIA or any related authorities or programs, the Israeli Investment Center, the ITA, the State of Israel, and any bi-, multi-national, regional or similar program, framework or foundation (including, for example, BIRD), the European Union, and the Fund for Encouragement of Marketing Activities of the Israeli Government.

“IIA” means the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding trade accounts payable of such Person incurred in the ordinary course of business); (d) all lease obligations (other than operating leases) of such Person that are required to be capitalized in accordance with GAAP on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon and not reimbursed; and (h) all guarantees and keep-well arrangements of such Person of any Indebtedness of any other Person, other than a wholly owned Subsidiary of such Person.

“Intellectual Property” means all intellectual property and other similar rights in any jurisdiction, whether registered or unregistered, including: patents (including all reissues, divisionals, continuations, continuations-in-part and extensions thereof) and patent applications, moral rights, trademarks, trademark registrations, trademark applications, service marks, trade names, business names and brand names, including any and all goodwill associated therewith; rights to sue for passing off or for unfair competition; rights in works of authorship, including copyright registrations and copyright applications, and database rights; rights in computer software programs, including all rights in source code, object code, systems, specifications, network tools, data, databases, algorithms, models, firmware, designs and documentation related thereto, and artificial intelligence tools and technologies, including generative artificial intelligence tools and technologies (“Software”); internet domain names and social media handles; and rights in trade secrets and other information of a confidential and proprietary nature that derives economic benefit from being held in confidence (“Trade Secrets”) and know-how.

“Interim Options Tax Ruling” means an interim tax ruling from the ITA in form and substance acceptable to the Parent Parties (which approval shall not unreasonably be withheld, delayed or conditioned) confirming, among other things, that the Parent Parties, the Company, the Paying Agent and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made with respect 102 Options, 102 RSUs, 3(i) Options, 3(i) RSUs and 102 Shares (which ruling may be subject to customary conditions regularly associated with such a ruling).

“Intervening Event” means any material fact, event, circumstance or development or material change in circumstances with respect to the Company and the Company Subsidiaries taken as a whole that (a) was neither known to the Company Board or the Special Committee nor reasonably foreseeable as of the Agreement Date and which becomes known to or by the Company Board or the Special Committee prior to receipt of the Company Shareholder Approval; and (b) does not relate to (i) any Alternative Proposal (or any matter relating thereto or consequence thereof); (ii) any events, changes or circumstances relating to the Parent Parties or any of their respective Affiliates, including the announcement or pendency of this Agreement or the Transactions; (iii) changes after the Agreement Date in the market price or trading volume of the Common Shares or the credit rating of the Company (it being understood that matters underlying the changes described in this clause (iii) may, to the extent not in contravention of the foregoing clause (a) or (b)(i), be deemed to constitute, or be taken into account, in determining whether there has been an Intervening Event); or (iv) the fact, in and of itself, that the Company meets, exceeds or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, budgets, expectations, forecasts or estimates for any period.

“ITA” means the Israel Tax Authority.

“IT Assets” means all computer systems, including Software and information technology hardware, firmware, middleware and platforms, interfaces, systems, networks, equipment, facilities, websites, infrastructure, workstations, switches and data communication lines owned, used or held for use by the Company or any Company Subsidiary in connection with the conduct of their businesses as currently conducted.

“Judgment” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, settlement agreement, corporate integrity agreement, ruling, deferred prosecution agreement, subpoena, civil investigative demand, verdict, assessment or agreement issued, promulgated or entered by or with any Governmental Entity.

“Knowledge” means, with respect to any matter in question, the actual knowledge (after reasonable inquiry) of the officers of the Company or Company Subsidiaries set forth on Schedule B.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council to which the Company or any of its Subsidiaries are party or otherwise bound.

“Law” means any national, supranational, state, provincial, municipal or local statute, law, resolution, constitution, treaty, ordinance, code, regulation, statute, rule, notice, regulatory requirement, Judgment, stipulation, determination, requirement or rule of law (including common law), code or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” means each parcel of real property currently leased, subleased, or licensed by the Company or any Company Subsidiary.

“Liabilities” means any and all liabilities, obligations and Indebtedness, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with GAAP, including those arising under any Law, those arising under any Contract, or otherwise.

“Lien” means, with respect to any property or asset, any lien, pledge, hypothecation, claim, mortgage, violation, charge, security interest, preferential arrangement, restrictive covenant, or encumbrance, condition or restriction of any kind, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Made Available” means that the referenced documents or other information and materials were (a) made available to Parent or its Representatives prior to 11:00 a.m. Eastern Time on the Agreement Date, in the electronic data room established for Parent’s due diligence in connection with the Transactions or (b) included in the Company SEC Documents.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“Minority Investment” means an entity, other than a Subsidiary of the Company, in which the Company or a Company Subsidiary owns or otherwise holds any equity interest.

“Nasdaq” means the NASDAQ Global Select Market.

“Non-Disclosure Agreement” means the non-disclosure agreement, dated as of June 3, 2025 entered into by and between the Company and Advent International, Ltd.

“Non-Israeli Award” means any Company Option or Company RSU which is not a 102 Option, 102 RSU, 3(i) Option or 3(i) RSU.

“Non-Rollover Shares” means all of the Common Shares held by the Rollover Shareholder as of the Closing other than the Rollover Shares.

“Options Tax Ruling” means a ruling received by the Company from the ITA in form and substance acceptable to the Parent Parties (which approval shall not unreasonably be withheld, delayed or conditioned), which provides, among other things, that: (i) the payments made with respect to 102 Options, 102 RSUs and 102 Shares shall not constitute a violation of Section 102 if deposited with the 102 Trustee and released only after the lapse of the minimum holding period required by Section 102, (ii) the Parent Parties and anyone acting on their behalf (including the Paying Agent) shall be exempted from withholding tax in relation to any payments made under this Agreement to the Paying Agent, or the 102 Trustee in relation to 102 Options, 102 RSUs, 3(i) Options, 3(i) RSUs and 102 Shares and (iii) any future or contingent payment in relation to 102 Options, 3(i) Options, 3(i) RSUs or 102 Shares shall be subject to Tax only upon payment to the holder of such 102 Options, 102 RSUs, 3(i) Options, 3(i) RSUs or 102 Shares (which ruling may be subject to customary conditions regularly associated with such a ruling).

“Ordinance” means the Israeli Income Tax Ordinance [New Version] 5721—1961, as amended, and the rules and regulations promulgated thereunder.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters, is or would reasonably be expected to materially adversely affect the ability of the Parent Parties to perform their respective obligations under this Agreement, or prevent or materially impair or materially delay the consummation of the Merger or the other Transactions by the Parent Parties.

“Parent Parties” means, collectively, Bidco, Parent and Merger Sub.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business for amounts (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with GAAP; (b) Liens for Taxes, utilities and other governmental charges (i) that are not due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which adequate reserves have been established in accordance with GAAP; (c) Liens imposed or promulgated by Law or any Governmental Entity, including securities laws, requirements and restrictions of zoning, permit, license, building and other applicable Laws, and development, site plan, subdivision or other agreements with municipalities that do not, individually or in the aggregate, materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (d) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; (e) statutory or other Liens of landlords to the extent such Liens are not currently enforceable as a result of a breach or default by the Company or any Company Subsidiary; (f) pledges and deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business; (g) with respect to the Leased Real Property, easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions affecting the Leased Real Property that do not, individually or in the aggregate, materially interfere with current use or occupancy of the applicable Leased Real Property; (h) Liens created by the Parent Parties or any of their respective Affiliates; (i) purchase money Liens and Liens securing obligations under capital lease arrangements; and (j) Liens set forth in Section 9.3 of the Company Disclosure Letter.

“Person” means any natural person, firm, corporation, partnership, company, exempted company, limited liability company, trust, joint venture, association, Governmental Entity, or other entity.

“Personal Information” means information about an identified or identifiable individual and any “personal information”, “personal information”, “personal data”, “personally identifiable information”, or “protected health information” as defined under applicable Privacy Law.

“Plan of Merger” means the Plan of Merger, together with the articles of association attached as an annex thereto, in each case, in the form attached hereto as Exhibit A, to be executed and delivered by the Company and Merger Sub under the CICA as provided by the terms hereof.

“Prior Company Share Plans” means the (i) Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan, (ii) Sapiens International Corporation N.V. 2003 Share Option Plan, and (iii) Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan, each of which has expired prior to the Agreement Date in accordance with its terms.

“Privacy Laws” shall mean all (i) applicable Laws governing and (ii) applicable provisions of Contracts to which the Company or the Company Subsidiaries are bound relating to, the collection, privacy, processing, use, and security of Personal Information, as well as with respect to Laws, any regulations promulgated thereunder.

“Redacted Fee Letter” means a fee letter with a Financing Source with respect to the Debt Financing in which the only redactions are pricing, fee amounts, “price flex” and other economic or “flex” provisions that are customarily redacted in connection with merger agreements of this type; provided that, in each case, such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or reduce the amount of the Debt Financing to an amount that, when taken together with the amount of the Equity Financing, is less than the amount necessary to pay the Aggregate Merger Consideration on the Closing Date.

“Reimbursement Obligations” means Parent’s obligations pursuant to Section 6.10(h).

“Representatives” means, with respect to any Person, such Person’s Affiliates, officers, directors, managers, employees, accountants, consultants, legal counsel, financial advisors, and agents and other advisors and representatives acting on its behalf.

“Rollover Shares” means 6,896,552 Common Shares held by the Rollover Shareholder as of the Agreement Date.

“Sanctioned Country” means, at any time, a country, region, or territory that is itself the subject of comprehensive Sanctions (currently, Cuba, Iran, Lebanon, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic and Luhansk People’s Republic regions).

“Sanctioned Person” means any Person that is: (a) identified on any Sanctions-related list of designated Persons maintained by (i) the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State (“OFAC”), (ii) the United Nations Security Council, (iii) the European Union, (iv) any Israeli Governmental Entity or (v) the United Kingdom; (b) any person that is located, organized, or ordinarily resident in a Sanctioned Country, or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).

“Sanctions” means economic or financial sanctions or trade embargoes administered or enforced from time to time by (a) any Israeli Governmental Entity, (b) OFAC; (c) the United Nations Security Council; (d) the European Union; (e) the United Kingdom; or (f) sanctions as implemented under the laws of the Cayman Islands or extended to the Cayman Islands by the Orders of His Majesty in Council, except to the extent inconsistent with U.S. Law.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 102” means Section 102 of the Ordinance.

“Section 3(i)” means Section 3(i) of the Ordinance.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” means, at any time, any director, officer, employee, consultant or individual independent contractor of the Company or any of the Company Subsidiaries (including any Applicable Subsidiary).

“Special Committee” means the special committee of the Company Board consisting solely of directors independent of the Parent Parties, their respective Affiliates, the Company (other than in their capacity as member of the Company Board) and the Company Subsidiaries formed in connection with the Transactions.

“Specified Business Conduct Laws” means: (a) the Anti-Bribery Legislation; (b) applicable Sanctions; (c) all applicable Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State and customs Laws and regulations administered by U.S. Customs and Border Protection; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable Laws relating to money laundering.

“Sponsors” means each of (i) Advent International GPE X Limited Partnership, (ii) Advent International GPE X-C Limited Partnership, (iii) Advent International GPE X-D SCSp, (iv) Advent International GPE X-G Limited Partnership, (v) Advent Partners GPE X Limited Partnership, (vi) Advent Partners GPE X-B Limited Partnership, (vii) Advent Partners GPE X-C (Cayman) Limited Partnership, (viii) Advent Partners GPE X-C-1 (Cayman) Limited Partnership, (ix) Advent International GPE X-A SCSp, (x) Advent International GPE X-B Limited Partnership, (xi) Advent International GPE X-E SCSp, (xii) Advent Partners GPE X-A Limited Partnership, (xiii) Advent Partners GPE X-C SCSp, (xiv) Advent Partners GPE X-D Limited Partnership, (xv) Advent Global Technology II Limited Partnership, (xvi) Advent Global Technology II-A SCSp, (xvii) Advent Global Technology II-B Limited Partnership, (xviii) Advent Global Technology II-C Limited Partnership, (xix) Advent Partners AGT II Limited Partnership, (xx) Advent Partners AGT II-A Limited Partnership, (xxi) Advent Partners AGT II-B Limited Partnership and (xxii) Advent Partners AGT II-C SCSp.

“Subsidiary” with respect to any entity, means that such entity is a “Subsidiary” of another Person if (a) such other Person directly or indirectly owns, beneficially or of record (i) an amount of voting securities or other interests in such entity, or a contractual or similar right, that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (ii) at least a majority of the outstanding equity interests of such entity, or (b) such other Person is a managing or controlling member or general partner of such entity.

“Superior Proposal” means any bona fide written proposal or offer made by a Third Party, which was not obtained in violation of Section 5.5, pursuant to which such Third Party would acquire, directly or indirectly, more than 50% of the Common Shares or consolidated total assets of the Company and the Company Subsidiaries, taken as a whole; (a) on terms that the Company Board (acting at the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with outside counsel and outside financial advisors) to be more favorable from a financial point of view to the holders of Common Shares than the Merger and to be reasonably likely to be consummated in accordance with its terms, in each case, taking into account all factors that the Company or the Board acting on the recommendation of the Special Committee, or the Special Committee, determines are relevant (but shall include the identity of the counterparty, the material terms and conditions of such proposal and this Agreement (including any changes proposed by the Parent Parties to the terms of this Agreement), the certainty of value presented by such proposal, and the expected timing and likelihood of consummation of such proposal), (b) the conditions to the consummation of which the Company Board (acting at the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with outside counsel and outside financial advisors) reasonably capable of being satisfied, taking into account all financial, regulatory, legal and other aspects of such proposal and (c) in respect of which it has been demonstrated to the satisfaction of the Company Board (acting at the recommendation of the Special Committee) or the Special Committee, in its good faith judgment (after consultation with outside counsel and outside financial advisors) that adequate arrangements have been made in respect of any financing required to consummate such proposal.

“TASE” means the Tel-Aviv Stock Exchange Ltd.

“Tax Returns” means any return, declaration, report, estimate, election, claim for refund or information return or other statement or form filed or required to be filed with any taxing Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital shares, franchise, profits, withholding, social security, unemployment, disability, digital services, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax, charge, duty, fee, levy, impost or other tax or assessment of any kind whatsoever imposed by a Governmental Entity, including any interest, penalty, or addition thereto, whether disputed or not.

“Third Party” means any person or “Group” (as defined under Section 13(d) of the Exchange Act) of persons, other than any Parent Party or any of its Affiliates or Representatives.

“Tax Authority” means any Governmental Entity (domestic or foreign) responsible for the imposition or collection of any Tax.

“Transactions” means the transactions contemplated by this Agreement and the Plan of Merger, including the Merger.

“Unvested Company Option” means each outstanding Company Option as of immediately prior to the Effective Time that is not a Vested Company Option.

“Unvested Company RSU” means each outstanding Company RSU as of immediately prior to the Effective Time that is not a Vested Company RSU.

“UK” means the United Kingdom of Great Britain and Northern Ireland.

“Vested Company Option” means (a) a Company Option that is unexpired, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with their terms, as in effect on the Agreement Date, as a result of the consummation of the Merger, and (b) any Company Option as set forth on Section 9.3(b)(1) of the Company Disclosure Letter.

“Vested Company RSU” means (a) a Company RSU that is unexpired, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with their terms, as in effect on the Agreement Date, as a result of the consummation of the Merger, and (b) any Company RSU as set forth on Section 9.3(b)(2) of the Company Disclosure Letter.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar Laws.

“Valid Tax Certificate” means a certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in customary form and substance satisfactory to the Israeli Withholding Agent, that is applicable to the payments to be made to any Person pursuant to this Agreement and stating that no withholding, or reduced withholding, of Israeli Tax is required with respect to such payment, or providing any other instructions regarding Tax withholding.

For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term	Section
102 Options	Section 9.3(a)
102 RSUs	Section 9.3(a)
102 Shares	Section 9.3(a)
102 Trustee	Section 9.3(a)
3(i) Options	Section 9.3(a)
3(i) RSUs	Section 9.3(a)
Action	Section 9.3(a)
Adverse Recommendation Change	Section 9.3(a)
Affiliate	Section 9.3(a)
Aggregate Merger Consideration	Section 2.2(a)
Agreement	Recitals
Agreement Date	Recitals
Alternative Financing	Section 6.10(f)
Alternative Proposal	Section 9.3(a)
Anti-Bribery Legislation	Section 9.3(a)
Antitrust and/or FDI Approvals	Section 6.3(a)
Antitrust Law	Section 9.3(a)
Applicable Subsidiary	Section 9.3(a)
Bidco	Recitals
Bidco Board	Section 9.3(a)
Book-Entry Shares	Section 2.1(c)
Business Day	Section 9.3(a)
Capitalization Time	Section 3.3(a)
Cash Replacement Company Option Amount	Section 2.4(d)
Cash Replacement Company RSU Amount	Article III
CICA	Recitals
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 9.3(a)
Common Shares	Section 3.3(a)
Company	Recitals
Company Articles of Association	Section 3.1
Company Balance Sheet	Section 9.3(a)
Company Balance Sheet Date	Section 9.3(a)
Company Benefit Plan	Section 9.3(a)
Company Board	Section 9.3(a)
Company Disclosure Documents	Section 3.8(a)
Company Disclosure Letter	Article III
Company Employee	Section 6.7(a)
Company Indemnified Parties	Section 6.4(a)
Company Material Adverse Effect	Section 9.3(a)

Company Options	Section 9.3(a)
Company Recommendation	Section 6.1(e)
Company Related Parties	Section 8.3(b)
Company RSUs	Section 9.3(a)
Company SEC Documents	Article III
Company Series B Debentures	Section 9.3(a)
Company Share Plan	Section 9.3(a)
Company Shareholder Approval	Section 9.3(a)
Company Shareholders Meeting	Section 3.4(b)
Company Subsidiary	Section 9.3(a)
Company Termination Fee	Section 8.3(a)
Company-Owned Intellectual Property	Section 9.3(a)
Contract	Section 9.3(a)
Current Insurance	Section 6.4(b)
Debt Financing	Section 4.12(b)
Dissenting Shareholders	Section 2.3(a)
Dissenting Shares	Section 2.3(a)
Effect	Section 9.3(a)
Effective Time	Section 1.3
End Date	Section 8.1(b)(i)
Enforcement Expenses	Section 8.3(g)
Equity Commitment Letter	Recitals
Equity Financing	Section 4.12(a)
ERISA	Section 9.3(a)
ERISA Affiliate	Section 9.3(a)
Exchange Act	Section 9.3(a)
Excluded Benefits	Section 6.7(a)
Excluded Contract	Section 3.15(a)(xvi)
Excluded Shares	Section 9.3(a)
Exclusivity Agreement	Section 9.3(a)
FDI Laws	Section 9.3(a)
Financial Advisor	Section 3.21
Financing	Section 4.12(b)
Financing Letters	Section 4.12(b)
Financing Sources	Section 9.3(a)
GAAP	Section 3.6(c)
Government Official	Section 9.3(a)
Governmental Entity	Section 9.3(a)
Governmental Grant	Section 9.3(a)
Group	Section 5.5(a)
IIA	Section 9.3(a)
Indebtedness	Section 9.3(a)
Inquiry	Section 5.5(a)
Intellectual Property	Section 9.3(a)
Interim Options Tax Ruling	Section 9.3(a)
Intervening Event	Section 9.3(a)
Israeli Employees	Section 3.13(f)
Israeli Withholding Agent	Section 2.2(a)
IT Assets	Section 9.3(a)
ITA	Section 9.3(a)
Judgment	Section 9.3(a)

Knowledge	Section 9.3(a)
Labor Agreement	Section 9.3(a)
Law	Section 9.3(a)
Leased Real Property	Section 9.3(a)
Legal Restraints	Section 7.1(b)
Letter of Transmittal	Section 2.2(b)
Liabilities	Section 9.3(a)
Lien	Section 9.3(a)
Limited Guarantee	Recitals
Made Available	Section 9.3(a)
Material Contract	Section 3.15(a)(xvii)
Material Customer	Section 3.24
Material Supplier	Section 3.24
Maximum Amount	Section 6.4(b)
Merger	Recitals
Merger Sub	Recitals
Merger Sub Board	Section 9.3(a)
Minority Investment	Section 9.3(a)
Nasdaq	Section 9.3(a)
New Plans	Section 6.7(b)
Non-Disclosure Agreement	Section 9.3(a)
Non-Israeli Award	Section 9.3(a)
Non-Recourse Party	Section 9.13
Notice Period	Section 5.5(d)(i)
OFAC	Section 9.3(a)
Options Tax Ruling	Section 9.3(a)
Ordinance	Section 9.3(a)
Parent	Recitals
Parent Board	Section 9.3(a), Section 9.3(a)
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 9.3(a)
Parent Related Parties	Section 8.3(d)
Parent Termination Fee	Section 8.3(c)
Party	Recitals
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(a)
Payor	Section 2.2(i)(i)
Per Share Merger Consideration	Section 2.1(c)
Permits	Section 3.10(a)
Permitted Liens	Section 9.3(a)
Person	Section 9.3(a)
Personal Information	Section 9.3(a)
Plan of Merger	Section 9.3(a)
Prior Company Share Plans	Section 9.3(a)
Privacy Laws	Section 9.3(a)
Proxy Statement	Section 6.1(a)
Real Estate Leases	Section 3.15(a)(iii)
Redacted Fee Letter	Section 9.3(a)
Registered Intellectual Property	Section 3.17(a)
Reimbursement Obligations	Section 9.3(a)
Representatives	Section 9.3(a)

Requisite Regulatory Approvals	Section 3.5(b)
Rollover	Recitals
Rollover Agreement	Recitals
Rollover Shareholder	Recitals
Rollover Shares	Section 9.3(a), Section 9.3(a)
Sanctioned Country	Section 9.3(a)
Sanctioned Person	Section 9.3(a)
Sanctions	Section 9.3(a)
Schedule 13E-3	Section 6.1(b)
SEC	Section 9.3(a)
Section 102	Section 9.3(a)
Section 14 Arrangement	Section 3.13(f)
Section 3(i)	Section 9.3(a)
Securities Act	Section 9.3(a)
Security Incident	Section 3.19(b)
Service Provider	Section 9.3(a)
Severance Pay Law	Section 3.13(f)
Software	Section 9.3(a)
Special Committee	Section 9.3(a)
Special Committee Recommendation	Recitals
Specified Business Conduct Laws	Section 9.3(a)
Sponsors	Section 9.3(a)
Subsidiary	Section 9.3(a)
Superior Proposal	Section 9.3(a)
Support Agreement	Recitals
Surviving Company	Recitals
TASE	Section 9.3(a)
Tax Authority	Section 9.3(a)
Tax Reportable Item	Section 3.12(d))
Tax Returns	Section 9.3(a)
Taxes	Section 9.3(a)
Third Party	Section 9.3(a)
Topco	Recitals
Trade Secrets	Section 9.3(a)
Transactions	Section 9.3(a)
Transfer Taxes	Section 6.12(b)
UK	Section 9.3(a)
Unvested Company Option	Section 9.3(a)
Unvested Company RSU	Section 9.3(a)
Valid Tax Certificate	Section 9.3(a)
Vested Company Option	Section 9.3(a)
Vested Company RSU	Section 9.3(a)
WARN	Section 9.3(a)
Withholding Drop Date	Section 2.2(i)(ii)
Withholding Tax Ruling	Section 6.12(c)(ii)

Section 9.4 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference will be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit or Schedule but not otherwise defined therein has the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. When used in reference to the Company or any Company Subsidiaries, the term “material” shall be measured against the Company and the Company Subsidiaries, taken as a whole. The following general rules apply: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein will include any modification, amendment or re-enactment thereof, and any Law substituted therefor, in each case, as of the time of inquiry, representation, or covenant and all rules, regulations and statutory instruments issued or related to such Law. Any reference to a Governmental Entity will be also deemed to refer to any successor thereto unless the context requires otherwise. A reference to any agreement (including this Agreement), or Contract is, unless otherwise specified, to the agreement, Contract as amended, modified, supplemented or replaced prior to the Agreement Date (and Made Available to Parent). Neither the specification of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party will use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between or among the Parties as to whether any obligation, item or matter is or is not material for purposes of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing between the Parties will be used in the interpretation or construction of this Agreement. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). References herein to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “$” will be deemed references to the lawful money of the United States of America. Any reference to “days” means calendar days unless Business Days are expressly specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(b) Each Party represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such Party’s respective counsel, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. The Parties have participated jointly in the negotiation and drafting of this Agreement in connection with the Transactions, with the opportunity to seek advice as to their legal rights from such counsel. In the event an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the Parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.

Section 9.5 Severability.

If any term or other provision of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy (a) such term or other provision will be fully separable; (b) this Agreement will be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof; and (c) all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.5 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.6 Counterparts.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.7 Entire Agreement; No Third-Party Beneficiaries.

This Agreement, taken together with the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Company Disclosure Letter, the Exclusivity Agreement, the Non-Disclosure Agreement, the Financing Letters, the Equity Commitment Letter, the Limited Guarantee, the Rollover Agreement, and the Support Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Merger and the Transactions; and (b) except for Article II, Section 6.4, Section 8.3(b), Section 8.3(d), Section 8.3(e), Section 8.3(f), Section 9.13 and Section 9.14, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies; provided that following the Effective Time, (i) the provisions of Section 6.4 shall be enforceable by the Company Indemnified Parties as provided therein, (ii) the provisions of Article II shall be enforceable by each equity holder of the Company, as applicable, solely to the extent necessary for any such Person to receive the consideration to which it is entitled pursuant to Article II, as applicable and (iii) the provisions of Section 6.12(e) shall be enforceable by the Rollover Shareholder.

Section 9.8 Governing Law.

This Agreement, including all matters of construction, validity and performance and any action or counterclaim (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this agreement or any of the transactions or the negotiation, administration, performance and enforcement hereof, will be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under any applicable principles of choice or conflicts of laws of the State of New York, except to the extent the provisions of the laws of the Cayman Islands are mandatorily applicable, including regarding: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Common Shares and Excluded Shares, the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares, the fiduciary or other duties of the Special Committee, the Company Board, the Parent Board and the Merger Sub Board and the internal corporate affairs of the Company and Merger Sub.

Section 9.9 Assignment.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided, that any Parent Party may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more Affiliates at any time and (ii) after the Effective Time, to any Person (provided, in each case of sub-section (i) and (ii), that (x) no such assignment shall relieve such Parent Party of its obligations under this Agreement or enlarge, alter or change any obligation of any party hereto or due to such Parent Party and (y) no such assignment shall be made in the event the effect of such assignment would be reasonably expected to give rise to increase any liability for withholding Taxes on any payments made pursuant to the Agreement). Any purported assignment without such consent will be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 9.10 Specific Enforcement; Jurisdiction; Venue.

(a) The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, subject to Section 8.3(e), the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause the other Parties to consummate the Merger and the Transactions. It is agreed that, subject to Section 8.3(e), the Parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to below, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree, subject to Section 8.3(e), not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law, or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the Parties irrevocably agrees that any Action arising out of or relating to this Agreement will be brought and determined in the competent courts in the State of New York. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any Action relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court in New York as described herein. Each of the Parties further agrees that notice as provided herein will constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. In no event may a party receive both a grant of specific performance and monetary damages.

(b) Notwithstanding Section 9.10(a) or anything to the contrary in this Agreement, it is acknowledged and agreed that the Company will only be entitled to an injunction, specific performance or other equitable remedy to cause the Parent Parties to consummate the Closing in the event that (and only for so long as) (A) all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (B) all of the conditions to the consummation of the Debt Financing provided by the Debt Commitment Letter have been satisfied (other than the receipt of the Equity Financing and the satisfaction of those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) and the full amount of the Debt Financing (or any Alternative Financing) has been funded or will be funded at the Closing in accordance with the terms of the Debt Commitment Letter if the Equity Financing were funded at the Closing, (C) the Company has irrevocably confirmed to the Parent Parties in writing that it is ready, willing and able to consummate the Closing within five (5) Business Days and that all of the closing conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived and (D) the Parent Parties fail to consummate the Merger within such five (5) Business Day period after delivery by the Company to the Parent Parties of the notice described in preceding clause (C).

Section 9.11 Waiver of Jury Trial.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Disclosure Letter and Company SEC Document References.

The Parties agree that any reference in a particular Section of the Company Disclosure Letter will only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company that are contained in this Agreement, but only to the extent the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties would be reasonably apparent on its face, without review of the underlying documents, notwithstanding the omission of a cross-reference to such other section or subsections.

Section 9.13 Non-Recourse.

Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each Party covenants, agrees and acknowledges that no Person other than the Parties hereto has any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and each Party has no right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability for such claims shall attach to the former, present or future equity holders, controlling persons, directors, officers, shareholders, partners, members or employees, general or limited partners, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the Parties hereto, each a “Non-Recourse Party”), through any other Party or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise by or through a claim, by or on behalf of any other Party against any Non-Recourse Party, by the enforcement of any assessment or whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise. Without limiting the foregoing, no claim will be brought or maintained by any Party or any of its Affiliates or any of their respective successors or permitted assigns against any Non-Recourse Party that is not otherwise expressly identified as a party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any party set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of any other Party or any other Person delivered hereunder. The Non-Recourse Parties shall be express third-party beneficiaries of this Section 9.13.

Section 9.14 No Liability of Financing Sources.

None of the Financing Sources will have any liability to the Company or any Company Related Parties relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any Company Related Parties will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided, further, that nothing in this Section 9.14 shall limit the rights of the Company or Company Related Parties from and after the Effective Time under any Debt Commitment Letter or the definitive agreements for the Debt Financing executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto. The Financing Sources are intended third-party beneficiaries of this Section and may enforce this Section directly. This Section 9.14 may not be amended or waived in a manner adverse to the Financing Sources without their prior written consent. Any claim or litigation involving the Financing Sources shall be brought exclusively in the state or federal courts located in New York County, New York, and the parties waive any right to a jury trial in such litigation.

[Remainder of page intentionally left blank]

 IN WITNESS WHEREOF, the Company and the Parent Parties have duly executed this Agreement, all as of the date first written above.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al-Dor
	Name:	Roni Al-Dor
	Title:	Chief Executive Officer

By:	/s/ Roni Giladi
	Name:	Roni Giladi
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Company and the Parent Parties have duly executed this Agreement, all as of the date first written above.

SI SWAN UK BIDCO LIMITED

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan GUERNSEY HOLDCO LIMITED

By:	/s/ Christopher John Coombe
	Name:	Christopher John Coombe
	Title:	Director

SI Swan Cayman Merger Sub Ltd.

By:	/s/ Don Whitt
	Name:	Don Whitt
	Title:	Director

Exhibit A

Plan of Merger

[See attached]

Final Version

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [●] between Sapiens International Corporation N.V. (the “Surviving Company”) and SI Swan Cayman Merger Sub Ltd. (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part 16 of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part 16 of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement and Plan of Merger dated August 12, 2025 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The registered office of the Surviving Company is c/o CO Services Cayman Limited, PO Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company will be €700,000 divided into 70,000,000 common shares of a par value of €0.01 each and the Surviving Company will have [●] common shares in issue.

5	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Merging Company will be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each and the Merging Company will have 1 share in issue.

6	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Merger Agreement in the form annexed at Annexure 1 hereto.

8	The Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Date, and the authorised share capital of the Surviving Company and the rights and restrictions attaching to the shares in the Surviving Company shall be as set out therein.

9	[There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.]

10	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

11	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The names and addresses of each director of the surviving company (as defined in the Statute) are:

12.1	Don Whitt of c/o Advent International, L.P., Prudential Tower, 5th Floor, 800 Boylston Street, Boston, MA, 02199, United States of America;

12.2	Sarah Wise of 99 College Road, BROMLEY, London, BR1 3QG, United Kingdom;

12.3	[●] of [●]; and

12.4	[●] of [●].

13	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

14	This Plan of Merger has been authorised by the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute and has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company.

15	At any time prior to the Effective Date, this Plan of Merger may be:

15.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

15.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)	effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

16	This Plan of Merger may be executed in counterparts.

17	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

(Signature page follows)

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ________________________	)

Duly authorised for	)	__________________________
and on behalf of	)	Director

Sapiens International Corporation N.V.	)

SIGNED by ________________________	)

Duly authorised for	)	__________________________
and on behalf of	)	Director

SI Swan Cayman Merger Sub Ltd.	)

Final Version

Annexure 1

Agreement and Plan of Merger

Final Version

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SAPIENS INTERNATIONAL CORPORATION N.V.

(ADOPTED BY SPECIAL RESOLUTION PASSED ON [●])

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SAPIENS INTERNATIONAL CORPORATION N.V.(ADOPTED BY SPECIAL RESOLUTION PASSED ON [●])

1	The name of the Company is “Sapiens International Corporation N.V.”.

2	The Registered Office of the Company shall be at the offices of CO Services Cayman Limited, PO Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The share capital of the Company is €700,000 divided into 70,000,000 common shares of a par value of €0.01 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SAPIENS INTERNATIONAL CORPORATION N.V.(ADOPTED BY SPECIAL RESOLUTION PASSED ON [●])

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Company”	means the above named company.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Share”	means a share in the Company and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

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(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

3.2	The Company shall not issue Shares to bearer.

3.3	Subject to the Statute and these Articles, the Company may re-designate or re-name a Share or Shares either before such Shares have been issued or after such Shares have been issued.

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4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

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6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1	Subject to Article 3.1, Shares are transferable subject to the approval of the Directors by resolution who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2	The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2	Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

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9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

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13	Lien on Shares

13.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

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14.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

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15.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1	If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

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17	Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

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18	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19	General Meetings

19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

19.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20	Notice of General Meetings

20.1	At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

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(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

20.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21	Proceedings at General Meetings

21.1	No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

21.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

21.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

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21.6	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

21.7	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

21.10	Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

21.11	The demand for a poll may be withdrawn.

21.12	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

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22	Votes of Members

22.1	Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

22.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

22.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

22.6	On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7	On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

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23	Proxies

23.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3	The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

23.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

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25	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27	Powers of Directors

27.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

27.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28	Appointment and Removal of Directors

28.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

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29	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30	Proceedings of Directors

30.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

30.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

30.3	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

30.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

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30.5	A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

30.8	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31	Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

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32	Directors’ Interests

32.1	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2	A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

32.3	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

32.4	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

32.5	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

34	Delegation of Directors’ Powers

34.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

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34.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

34.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

35	Alternate Directors

35.1	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

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35.2	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

35.3	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

35.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

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38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

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39.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

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41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

43.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

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43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

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45	Indemnity and Insurance

45.1	To the maximum extent permitted by law, the Company, by determination of the board of Directors, shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with request to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

45.2	To the maximum extent permitted by law, the Company, by determination of the board of Directors, shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favour by reason of the fact that he is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the company for improper conduct unless and only to the extent that the court in which such action or suit was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction shall deem proper.

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45.3	To the extent that a Director, officer, employee or agent of the Company has been successful on the merits or otherwise in defence of any action, suit or proceeding referred to in this Article 45, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

45.4	Any indemnification under this Article 45 (unless ordered by a court) shall be made by the Company only as authorised by contract approved, the memorandum and articles of association, resolution or other action adopted or taken, by the board of Directors or by the members.

45.5	Expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by this Article 45.

45.6	The indemnification and advancement of expenses provided by or granted pursuant to the other paragraphs of this Article 45 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of members or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

45.7	The Company, by determination of the board of Directors, shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article 45.

45.8	For purpose of this Article 45, reference to the Company shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify his Directors, officers, and employees or agents, so that any person who is or was a Director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a Director, officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article 45 with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

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